7/6


05009490

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rolls Royce Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
JUL 07 2005
THOMSON
FINANCIAL

FILE NO. 82- 34721 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dw

DAT : 7/6/05

 Rolls-Royce

# Annual report 2004



Rolls-Royce

# Company profile

Rolls-Royce is a global company providing power for use on land, at sea and in the air. The company has a balanced business portfolio with leading positions in civil and defence aerospace, marine and energy markets.

There are some 54,000 Rolls-Royce gas turbines in service and these generate a demand for high-value services throughout their operational lives. Rolls-Royce is a technology leader, employing 35,400 people and operating in 50 countries.

**Rolls-Royce Group plc**
Registered office:
65 Buckingham Gate
London SW1E 6AT

**Telephone**
020 7222 9020

**Website**
www.rolls-royce.com

**Company number**
4706930

**Shareholder enquiries**
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

**General Helpline**
0870 702 0111

**B Share Helpline**
0870 703 0162

# Group financial highlights

£21.3bn
Order book – firm and announced
2003 £18.7bn

£5,939m
Group turnover
2003 £5,645m

£345m
Underlying profit before tax*
2003 £285m

£306m
Profit before tax
2003 £180m

£560m
Average net debt
2003 £950m

14.50p
Underlying earnings per share*
2003 12.20p

12.07p
Basic earnings per share
2003 7.04p

*Excluding exceptional and non-trading items, defined in note 2

## Group

# £5,939m
Turnover

# 150
Countries served

# 35,400
Employees

# Rolls-Royce is a strong Group with revenues balanced between original equipment sales and high value-added services.

# Our four business markets are united by common technology focused on the gas turbine. We create value by investing in technology once and using it many times.

### Overview
Rolls-Royce is a global Group with offices, service centres or manufacturing bases in 50 countries. The Group invests in technology and capabilities that can be exploited in each of its market sectors: civil aerospace, defence aerospace, marine and energy.

### 2004 Highlights
- 21 per cent gain in underlying pre-tax profits.
- 41 per cent reduction in average net debt.
- Continued growth in services revenues.
- Record year-end order book.




1–4

## Civil aerospace

£3,040m
51%
of Group sales



### 2004 Highlights

- Trent 1000 engine – selected by Boeing for the new 7E7 Dreamliner aircraft, now renamed the 787, and selected for the first two orders of 787s, including first delivery position for All Nippon Airways.
- Trent 900 engine for the Airbus A380 achieved its Airworthiness Certificate on schedule in October, paving the way for first flight early in 2005.
- Malaysia Airlines became the fifth Airbus A380 customer to select the Trent 900 engine.
- China Eastern ordered Trent 700 engines to power 20 Airbus A330 aircraft.
- International Aero Engines delivered the 2,500th V2500 and ended the year with 950 engines in the firm order book and a further 1,100 option orders.

## Defence aerospace

£1,374m
23%
of Group sales



### 2004 Highlights

- Confirmation of Tranche 2 of Eurofighter Typhoon, worth more than £750 million to Rolls-Royce.
- Joint Strike Fighter programme milestones achieved – successful testing of F136 engine and operation of the Rolls-Royce LiftSystem®.
- Successful conclusion of preliminary design review of the TP400-D6 engine for the Airbus A400M transport aircraft.
- Selection by Oman of the RTM322 engine to power 20 NH90 helicopters.
- Maiden flight of the BR710-powered Nimrod MRA4 reconnaissance aircraft.
- Over 1,100 military engines and 1,800 military engine modules are now covered by Mission Ready Management Solutions long-term service contracts.

## Marine

£963m
16%
of Group sales



### 2004 Highlights

- Lockheed Martin selected MT30 gas turbines and Kamewa waterjets for the first prototype ship in the US Navy's Littoral Combat Ship programme.
- Orders worth £166 million were taken for design and propulsion equipment packages in the offshore sector in the last six months of 2004.
- Rolls-Royce was selected to supply nine gas turbine generator sets for the Republic of Korea Navy's KDX III destroyer programme.
- The UK Ministry of Defence, acting on behalf of the UK, France and Norway, selected Rolls-Royce to provide the NATO Submarine Rescue System.
- The Group penetrated new markets with offshore-derived technology, including coastal protection vessels for Norway and France and pollution control variants for India.

## Energy

£489m
8%
of Group sales



### 2004 Highlights

- Second consecutive year of record order intake.
- Trent gas compression packages ordered for the Dolphin Energy Limited gas pipeline and 20 RB211 packages ordered for the West-East China Pipeline Project.
- Industrial Trent launched into the oil & gas market.
- New cost-effective package design completed for the industrial Trent.
- RB211 was world market share leader for oil & gas applications in its size range.
- Geographic footprint of installed product base in the oil & gas sector continued to expand.
- Record year for Long-Term Service Agreement contracts.

Note: **Sales analysis excludes Financial Services, £73 million**



These results demonstrate the effectiveness of our business model and its ability to generate value for shareholders.

100

2004 marked 100 years since the historic first meeting of Charles Rolls and Henry Royce. The Group celebrated this with events around the world.

I am delighted to have joined Rolls-Royce at a time when the Group is well positioned to take advantage of past investments.

Our financial results for 2004 demonstrate continuing improvement. Profits increased by 21 per cent, earnings per share by 19 per cent, and debt levels were significantly down on last year. The directors are proposing that the Group maintains its payment to shareholders.

In 2004, the Group celebrated the centenary of the first meeting between Charles Rolls and Henry Royce. During its 100-year history, Rolls-Royce has created one of the world's most powerful and renowned brands and is today firmly established as a successful, international power-systems business.

The Group has developed a portfolio of products and services with leading market positions and is particularly well represented on the new generation of platforms that will shape the power-systems market for the next 50 years. The long-term nature of these programmes and the increasing number of engines in service should generate more stable and yet growing returns for the Group over many years.

I would like to thank my fellow Board members for their support and their contribution to this success. I would also like to pay tribute to the commitment and excellence of our management and workforce at a time of considerable change for the Group.

I owe a particular debt to Euan Baird, our former Chairman, who retired in June following an illness. He made a very strong contribution in the short period he served as Chairman and I wish him well for the future. I would also like to thank Lord Moore very much for his skilful stewardship of the Group over the last year and for the contribution he made to the Board as a non-executive director.

There have been a number of other important Board changes.

Sir John Taylor joined the Board as a non-executive director last November and his technical and engineering background will be invaluable to the Group.

Iain Conn was appointed as a non-executive director last month and will bring to the Board a wealth of international business experience.

Sir Robin Nicholson will be retiring at the conclusion of our next Annual General Meeting and I would like to pay particular tribute to the significant and lasting contribution he has made over the many years he has served on the Board. Sir John Weston retired in December and again I would like to thank him for his support and contribution in his time as a non-executive director.

Rolls-Royce is emerging from a period of difficult market conditions. Recent results demonstrate the effectiveness of our business model and its ability to generate value for shareholders. While market conditions remain challenging, we look forward to the future with confidence.

**Simon Robertson** Chairman
February 9, 2005



Our steady evolution as a global company based on our own state-of-the-art technology, a robust business model and a consistent strategy was evident in many encouraging respects during 2004.

| Year | Sales £m |
|---|---|
| 1995 | 3,220 |
| 1996 | 3,887 |
| 1997 | 4,323 |
| 1998 | 4,471 |
| 1999 | 4,634 |
| 2000 | 5,864 |
| 2001 | 6,328 |
| 2002 | 5,788 |
| 2003 | 5,645 |
| **2004** | **5,939** |

**Sales** £m

| Year | Order book firm and announced £bn |
|---|---|
| 1995 | 7.6 |
| 1996 | 7.7 |
| 1997 | 10.1 |
| 1998 | 12.6 |
| 1999 | 13.2 |
| 2000 | 14.5 |
| 2001 | 16.7 |
| 2002 | 17.1 |
| 2003 | 18.7 |
| **2004** | **21.3** |

**Order book firm and announced** £bn

| Year | Service sales £bn |
|---|---|
| 1995 | 1.4 |
| 1996 | 1.6 |
| 1997 | 1.8 |
| 1998 | 2.0 |
| 1999 | 2.1 |
| 2000 | 2.6 |
| 2001 | 2.9 |
| 2002 | 3.0 |
| 2003 | 3.4 |
| **2004** | **3.8** |

**Service sales** £bn
includes 100 per cent of repair and overhaul joint ventures

| Year | Installed base of gas turbines in service |
|---|---|
| 1994 | 27,000 |
| **2004** | **54,000** |

**Installed base of gas turbines in service**

| Year | Sales per employee £000 |
|---|---|
| 1995 | 75 |
| 1996 | 91 |
| 1997 | 101 |
| 1998 | 106 |
| 1999 | 113 |
| 2000 | 126 |
| 2001 | 146 |
| 2002 | 148 |
| 2003 | 156 |
| **2004** | **169** |

**Sales per employee** £000

Our business performance in 2004 improved our financial position across the board. We continued to win new orders and to enhance our existing customer relationships in ways that augur well for our future growth, as we contemplate a worldwide market worth perhaps US$2 trillion over the next 20 years. And we kept up our constant drive for technical innovation and greater operational efficiency.

### Continuing progress

I am particularly pleased to report that, in what was our centenary year, we grew our total sales by five per cent to £5.9 billion and lifted our underlying profits before taxation by 21 per cent to £345 million. There was also a strong cash flow performance: we generated a cash inflow of £243 million, which resulted in a reduction of our year-end net debt to £80 million from £323 million at the end of 2003. Average net debt for the year, at £560 million, was at its lowest level since 1998.

Across our four operating businesses, we booked £8.7 billion of firm new orders and announced a further £2.4 billion that will go into the order book in due course. This was a record intake for the Group, as was the year-end firm order book that closed at £18.9 billion. Our order book has now grown in each of the past ten years, at a 12 per cent compound annual growth rate.

Solid progress was made across all four of the Group's target markets:

- in civil aerospace, the Trent 1000 engine was adopted by Boeing for its new 787 Dreamliner programme, and was selected for the purchase of 50 aircraft by All Nippon Airways, ensuring that Rolls-Royce will be the launch engine for this programme;
- in defence aerospace, the European governments participating in the Eurofighter Typhoon confirmed Tranche 2 of the programme, resulting in an order worth more than £750 million for the Group;
- in the marine sector, the MT30 derivative of the Trent engine was selected for the Lockheed Martin version of the US Navy's Littoral Combat Ship, complementing our earlier success with the demonstrator programme for the DD(X) US destroyer; and
- in the energy sector, important contracts were won for the West-East China Pipeline Project and in the Middle East for the Dolphin Energy Limited gas pipeline, which is the first oil & gas application for the industrial version of the Trent engine.

These and other successes during the year ensured that Rolls-Royce continued to enhance its strong market position in each of its four chosen sectors. In civil aerospace, we won 40 per cent of all new orders placed – our best ever performance. In the oil & gas sector, the success of the industrial Trent enhanced our position in the market for aero-derived engines.

Every time that Rolls-Royce sells an engine, we have significant opportunities to secure future revenues for services that will add value for our customer and add predictability to our own future earnings. The Group continued to build up this aspect of the business in 2004. Revenue from services grew by 14 per cent to £3.2 billion, which represented 55 per cent of total sales and brought the compound annual growth rate for this side of the business to 12 per cent for the past five years. Orders for future services accounted for £7.3 billion or 39 per cent of the year-end firm order book.

### Innovation

Innovative technology and engineering are at the core of our business, and we pushed ahead with various important initiatives during the year. Rolls-Royce last year prepared 250 applications for new patents, a record total for the Group in any one year.

Many initiatives involved partnering with research and development centres overseas. Indeed, we have now set up an international network of technology-oriented relationships and more than 50 per cent of the Group's total spending on technology programmes will be directed outside the UK. Partners based in Asia are increasingly important to us. Towards the end of the year, we signed a Technology Agreement with a number of research institutions in Singapore covering a range of research activities. Further links of this kind are sure to follow.

As a global business we are in the fortunate position of being able to recruit the most able students in all the countries in which we operate and conduct research. However, my colleagues and I cannot fail to be concerned over the contrast evident in the UK, where fewer students study the sciences each year. If we are going to sustain our leadership in an intensely competitive marketplace, then we will need to ensure a reliable supply of talented young engineers and scientists.

The remedy will have to include stimulating more interest in science at the classroom level, which is why, in July, we launched the Rolls-Royce Science Prize. It is a £1 million award programme that has been designed to act over a number of years as an incentive to encourage excellence in science teaching. We hope it will also inspire more young people to look at the possibility of a career in our industry.

A highly-skilled workforce, of course, demands a best-practices workplace. Investing in people and technology means investing also in our infrastructure and manufacturing capabilities. One of the most visible signs of this is our factory renewal programme. Last October, we opened our new compression systems facility at Inchinnan in Scotland. It is one of a number of facilities that will be developed and opened over the next few years, reflecting a total investment of more than £200 million.

As well as rationalising our manufacturing facilities, we remain focused on improving our manufacturing processes, simplifying our supply chain and reducing the lead-time involved in component delivery. This process delivered a five per cent reduction in our unit costs in 2004, and we are targeting continuing cost reduction in 2005.

### Prospects

The four sectors of the power-systems market on which Rolls-Royce is focused – civil aerospace, defence aerospace, marine and energy – all enjoy strong demand trends stretching well into the future.

Rolls-Royce is well placed to benefit from this demand, having invested heavily in new products. Taking advantage of the common technological base underpinning all four sectors, the Group has directed its investment into the development of a robust portfolio of products that can be adapted and applied to respond to new market opportunities. Thus, the investment in the Trent family of engines provided the technical foundation for us to bid successfully last year on the new Boeing 787 and has also formed the basis for new products in other sectors, such as the MT30 in the marine sector and the industrial Trent in the energy sector.

The potential for service revenues is similarly encouraging. The growing number of Rolls-Royce engines in service and their long service lives promise to ensure attractive returns over many years. This aspect of the Group's business is evolving rapidly with a significant level of investment being made in support capabilities such as engine repair and overhaul facilities, engine leasing and predictive data management. We expect to see a steady rise in the number of long-term service agreements with our major customers.

Across its four sectors, Rolls-Royce has now established a sound position within programmes that will shape the power-systems market for many years to come:

- in civil aerospace, conditions remain difficult for some airlines but Rolls-Royce has a broad spread of products and customers. The Trent engine family has secured a 50 per cent share of the engine market serving wide-bodied aircraft. Trent engines will power the launch of the Boeing 787 and Airbus A380 aircraft. The Trent 900 was certified on time, paving the way for the first flight of the A380 in 2005. We also offer a competitive range of engines for the regional airlines and corporate aircraft sectors;
- in defence aerospace, our position on a broad range of mature and new programmes enables us to mitigate the impact of volatility on individual programmes and provides a stable outlook;
- in the marine sector, our naval business is well positioned on a number of important new programmes and orders in the offshore market recovered strongly in the second half of 2004; and
- in the energy sector, our oil & gas business has a strong order book and the industrial Trent is well placed to secure a growing share of the power generation market. Earlier this year we established a joint venture with a consortium of companies in Asia as a further step in the process of bringing to market our solid-oxide fuel cell technology.

The Group is exposed to exchange rate movements on foreign currencies, particularly the US dollar which continued to weaken relative to sterling throughout 2004. We have, however, continued to pursue our strategy of hedging future net dollar revenues and at the end of 2004 had approximately US$9 billion of forward cover.

Our strong order book, the long-term services revenue stream and our focus on operational performance underpin the Group's expectations of continued growth in profits and reduction of average net debt in 2005. We continue to target a ten per cent return on sales over the medium term, across all our businesses, as the business model develops and our operational efficiency continues to improve.

**A memorable year**

We celebrated our centenary in 2004 with a huge variety of events, from Highland games (in Derbyshire) to open-air concerts and air shows, including an aerobatics display by the Red Arrows. Employees enjoyed the opportunity to entertain their families in the workplace at all of our main sites around the world. We also sponsored many special events – notably a series of concerts in Singapore, Hong Kong and Beijing by the London Symphony Orchestra, which, like us, was celebrating its 100th year.

So it was a year in which the unique character of Rolls-Royce was more than usually apparent to all of those who work in the Group, a fact we were proud to acknowledge by presenting every employee with a copy of a beautifully produced book tracing the history of the company's first 100 years.

As we set out on the next 100, I would like to thank all our employees for the huge contribution that they made in 2004. It is only through their dedication and co-operation that the Group can look forward to retaining its competitive vigour and delivering value to customers and shareholders.



**Sir John Rose**
Chief Executive



# Our strategy for future success consists of five key elements:

- Address four global markets
- Invest in technology, capability and infrastructure
- Develop a competitive portfolio of products and services
- Grow market share and installed product base
- Capture substantial aftermarket opportunities

# Our strategy



# Address four global markets

We are a leading power-systems company in civil and defence aerospace, marine and energy markets. We employ 50 nationalities in 50 countries, 85 per cent of our sales are achieved outside the UK and 40 per cent of our employees are based outside the UK. We manufacture in 20 countries and serve customers in 150 countries.



Left to right:

**Barnoldswick, UK**
Alex Gallacher
Alex is a Diffusion Bond Facility Associate, part of the team manufacturing world-leading wide-chord fan blades.

**Singapore**
Andy Ang
As General Manager – Aftermarket working for our marine business in Singapore, Andy is responsible for spares, maintenance, overhauls and equipment upgrades.

**Toulouse, France**
Cindy Solar
Administrative Assistant Cindy ensures the smooth running of the Rolls-Royce office in Toulouse.

**Indianapolis, USA**
Huerta Tribble
Huerta is an engineer who supervises in the Component Test and Air Facilities.



New technology blisks (bladed discs).

The atrium of the new manufacturing facility at Inchinnan, Scotland.



Left: The Group continues to invest in development opportunities and training programmes for employees.



Over the last five years we have invested more than £3 billion in research and development, creating advanced technologies that are employed across our product range. We invest around £30 million each year in training and developing our people. We continue to invest in new and more efficient production facilities as well as repair and overhaul facilities around the world as our customer base grows.


ROLLS
RR
ROYCE
Rolls









# Develop a competitive portfolio of products and services

## Our strong product portfolio has ensured that we are involved in many of the major future projects in the markets we serve. These key projects will shape the power systems market for the next 50 years.

- Trent to power new Airbus and Boeing airliners, confirming it as the world's leading large aero-engine family.
- World's most powerful aero-derived gas turbine, the industrial Trent.
- World's most powerful marine gas turbine, the MT30.
- Global leadership in military transport power continues with TP400 development.


A380 AIRBUS

Left to right:

**Boeing 787 Dreamliner**
The Boeing 787 is a family of mid-sized aircraft being developed by Boeing. These aircraft will be powered by the Trent 1000 engine which was launched during 2004.

**Waterjets**
The Group's Kamewa waterjets are employed in both naval and commercial marine applications. Among these are the world's most powerful waterjets (Kamewa VLW235s) which will propel a 700-passenger Japanese Techno-Superliner ferry at 38 knots. The ferry is due to enter service in 2005.

**Industrial Trent**
During 2004 Rolls-Royce won a major contract to supply six mechanical drive industrial Trent compression packages for the Dolphin Energy Limited gas pipeline in the Middle East.

**Joint Strike Fighter**
Rolls-Royce and customer representatives discuss the Joint Strike Fighter. Rolls-Royce participates in the F136 propulsion system for the aircraft and is responsible for the vertical lift LiftFan™ system.

**Airbus A380**
Airbus unveiled the world's largest passenger jet in early 2005, the Airbus A380. The aircraft will carry between 500 and 600 passengers and is powered by Rolls-Royce Trent 900 engines.



We have 54,000 gas turbines in service, delivering power for land, sea and air applications. We power 42 of the top 50 airlines and 160 defence customers. Our marine products are used by 70 navies and 2,000 commercial customers. Our energy systems are used in 120 countries.

Far left: China is a major new customer for the Trent engine.

[illegible] Rolls-Royce is playing a key role in the Joint Strike Fighter programme.

[illegible] The Type 45 destroyer for the Royal Navy will be WR-21 powered.

[illegible] Part of the 3,900km West-East China Pipeline Project which uses Rolls-Royce RB211 gas turbines.









Above right: Working together – a Rolls-Royce marine representative with a customer in Korea.

Right: The Operations Room in Derby provides airline customers with a 24-hour engine monitoring service.


Rolls-Royce

Left: EJ200 engine service support for the RAF.

Below: The home page of the Group's Aeromanager web portal.


Welcome
Site tour

# Capture substantial aftermarket opportunities

Add value for our customers through the provision of product-related services.

Our large installed base of engines provides a substantial opportunity to add value for our customers. More than half of our revenue now comes from services and this part of the business has been growing by 12 per cent per annum compound over the last five years.



50/50

## Civil aerospace

Mike Terrett
President – Civil Aerospace



| Civil aerospace | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| Turnover £m | 3,040 | 2,694 | 2,739 | 3,443 | 3,150 |
| Underlying PBIT £m | 170 | 131 | 150 | 347 | 332 |
| Net assets £m | 1,142 | 1,099 | 1,219 | 1,124 | 1,116 |
| Order book – firm £bn | 14.1 | 13.4 | 12.2 | 10.0 | 9.4 |
| Engine deliveries | 824 | 746 | 856 | 1,362 | 1,091 |
| Installed jet engine base | 10,970 | 10,450 | 9,910 | 9,212 | 8,322 |
| Employees | 20,100 | 19,800 | 21,100 | 23,900 | 24,600 |

**Civil aerospace contribution to Group turnover 2004**
1 Civil aerospace
2 Defence aerospace
3 Marine
4 Energy


1

**Civil aerospace sales 2004**
1 Original equipment – Airline
2 Original equipment – Corporate
3 Services


£3,040m
1
2
3

Our broad product range provides power for more than 30 different civil aircraft types, for international airlines, regional airlines and corporate operators.

We strengthened our presence in the civil aero-engine industry during 2004, through a combination of strong positions on the new aircraft under development (Airbus A380 and Boeing 7E7, now renamed the 787) and a growing market share, including a market-leading position on modern wide-bodied aircraft. Overall we achieved a record market share of 40 per cent for orders announced during the year.

Engine deliveries were higher than originally anticipated, at 824, reflecting a recovery from the 'trough' year in 2003, when we delivered 746 engines. We expect continued growth in engine deliveries in 2005.

*The corporate jet* market showed signs of recovery in 2004. We expect this to continue in 2005, whereas the *regional market*, for 50 seat aircraft, is expected to remain depressed.

The Rolls-Royce civil fleet flying hours increased by 15 per cent compared to 2003, as a result of a recovery in world traffic growth and increased fleet size. The Trent 500 engine passed the one million flying hours mark in December.

Our success in the modern *widebody sector*, with a 50 per cent market share, has been further reinforced by our launch position on the Boeing 787. This is important as the aircraft addresses a growing sector of the civil market, which we anticipate will require almost US$100 billion of new engines in the next 20 years.

We secured significant new risk and revenue sharing partnerships on the Trent 1000 programme. In Japan, MHI joined KHI, our long-term partner on the Trent programme, between them taking a 15 per cent share in the Trent 1000 programme.

Our strategy to offer innovative long-term *services* through TotalCare and CorporateCare has continued to be successful, with £1 billion of contracts signed during the year taking coverage to 38 per cent of the fleet. The 500th customer of Aeromanager, the e-business portal which provides users access to a broad range of aero-engine aftermarket services, was signed up recently. In addition, we enhanced our service support infrastructure with the Derby 24/7 Operations Room, which went live in March 2004. This provides an integrated decision support system, co-ordinating data from aircraft, engine and overhaul shops, with logistics support and engineering knowledge.

Services sales increased by 25 per cent, to £1.8 billion, representing 59 per cent of civil aerospace sales.

In January 2005, Boeing announced the closure of its 717 line, an aircraft powered exclusively by our BR715 engine. The programme had been subject to speculation for some time and we had already taken a prudent approach to our modest financial exposure in our 2004 results.

£3,040m

Civil aerospace sales 2004

£170m

Civil aerospace underlying profit before interest 2004

## Defence aerospace

Colin Green
President – Defence Aerospace



| Defence aerospace | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| Turnover £m | **1,374** | 1,398 | 1,376 | 1,400 | 1,403 |
| Underlying PBIT £m | **155** | 147 | 183 | 175 | 154 |
| Net assets £m | **47** | 69 | 25 | 179 | 261 |
| Order book – firm £bn | **3.0** | 2.4 | 2.1 | 2.6 | 2.6 |
| Engine deliveries | **548** | 510 | 505 | 472 | 555 |
| Employees | **5,100** | 4,900 | 5,100 | 6,700 | 7,200 |

**Defence aerospace contribution to Group turnover 2004**


1 Civil aerospace
2 Defence aerospace
3 Marine
4 Energy
2

**Defence aerospace sales 2004**


1 Original equipment
2 Development
3 Services
£1,374m
1
2
3

Our defence business is broadly based, with a strong portfolio of products and services covering the key defence aerospace market sectors, from combat and trainer to transport, tactical aircraft and helicopters.

In 2004, we continued to expand our services offerings and customer base while increasing the fleet of installed engines.

In the *combat* market, the order for Tranche 2 of Eurofighter Typhoon aircraft will mean new engine sales worth more than £750 million to Rolls-Royce. The contract covers 519 engines for which Rolls-Royce will produce the combustion system, high pressure turbine, intermediate casing and other components. The Group will also assemble, test and deliver 195 engines for the RAF. Work on Tranche 2 engines will start in 2005 and Rolls-Royce plans to produce approximately 40 engines a year over the next five years to fulfil the RAF order.

2004 was a momentous year for the F-35 Joint Strike Fighter (JSF), F136 engine, in which Rolls-Royce is a 40 per cent partner. The engine successfully performed its first engine test. Soon afterwards we were awarded a US$45 million follow-on contract to complete the concept demonstration work on the F136, which will compete in a potential international market estimated at approximately 5,000 aircraft.

The Rolls-Royce LiftSystem®, which provides vertical lift for the F-35, continued to beat programme requirements. At the beginning of the year, the unique LiftFan™ test cell was dedicated in Indianapolis. Testing of the whole propulsion system, including the LiftSystem®, commenced ahead of schedule and the LiftSystem® performed well. Over 1,000 hours of rig and system testing has been undertaken since the beginning of the System Development and Demonstration phase of the programme.

These great strides in the Eurofighter and JSF programmes have helped to maintain our position at the forefront of two of the world's major combat aircraft programmes.

A further ten Pegasus engines were ordered by the Spanish and Italian navies to support their Harrier AV-8B aircraft.

The *transport* market, in which Rolls-Royce is the global leader, was another area of strength in 2004, particularly in the United States. T56 turboprop business remained strong in this engine's 51st year of production and the improved Series IV engine secured the Advanced Hawkeye development programme for the next generation of that aircraft. The AE 1107C-Liberty engine continued to perform well in Operational Assessment testing of the V-22 Osprey in severe environments and multiple mission scenarios. In the summer, the US Air Force took possession of its first AE 2100-powered C-130J aircraft. In Europe, the preliminary design review of the TP400-D6 engine for the Airbus A400M transport aircraft was successfully concluded, followed by on-schedule initial testing of the first engine hardware.

In the *helicopter* market, the RTM322 continued to grow in orders and power. The selection by Oman of the latest increased power version, to power 20 helicopters, increased the number of customers who have selected the RTM322 for the NH90 to nine out of ten. The first production NH90 made its maiden flight in May, powered by the RTM322. Civil certification of the engine, enabling it to be used in non-military helicopters, was also achieved in the summer.

£1,374m

Defence aerospace sales 2004

£155m

Defence aerospace underlying profit before interest 2004

The Federal Aviation Administration certified the T800 engine for the Super Lynx 300 helicopter, the first of which were formally handed over for Thai and Omani customers. First deliveries of the MTR390-powered Tiger took place in the second half of the year. The company also received a large order for Model 250 engines when the US Border Patrol selected the Bell 430 helicopter. The Model 250 engine also powered the MD500E to a new round-the-world speed record.

In the *tactical aircraft* market, four BR710 engines powered the Nimrod MRA4 reconnaissance aircraft for its maiden flight and five Rolls-Royce engines – four AE 2100s and one T800 – powered the Japanese US1A-Kai flying boat on its first flight.

The AE 3007 continues to demonstrate superb performance in Global Hawk, which has now exceeded 4,000 flying hours. The AE 3007 also powers the ERJ-145 which has been selected for the Aerial Common Sensor programme.

The provision of *services* contributed 56 per cent of the Group's defence sales and we continued to service existing contracts successfully and win new ones. Over 1,100 military engines and 1,800 military engine modules are now covered by Mission Ready Management Solutions long-term service contracts.

After achieving record engine availability during the first year of the Adour support contract for the T-45 US Navy trainer aircraft, the following year's option was exercised early. A similar performance-based logistics programme is under way to support the AE 2100 powering the US Marine Corps C-130J fleet, providing superior availability while controlling costs.

Rolls-Royce is also supporting a guaranteed level of EJ200 availability to power the UK Royal Air Force's initial Typhoon training operations. With more than 1,100 hours flown, the programme is exceeding contractual requirements. In addition, we have extended existing availability-based contracts for modules for the RB199s in Tornado aircraft, as well as winning new business to support Pegasus modules in the Harrier.

2004 has been a notable year across all of our market sectors and our balanced portfolio enables us to look forward to the future with well-founded confidence.

## Marine

**Dr Saul Lanyado**
President – Marine



| Marine | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| Turnover £m | **963** | 1,003* | 984 | 827 | 751 |
| Underlying PBIT £m | **67** | 78* | 82 | 73 | 67 |
| Net assets £m | **567** | 577* | 550 | 513 | 582 |
| Order book – firm £bn | **1.4** | 1.2* | 1.3 | 1.3 | 0.8 |
| Employees | **7,100** | 7,300* | 6,500 | 6,500 | 6,500 |

* restated following the transfer of the diesel business from energy to marine.

**Marine contribution to Group turnover 2004**

1 Civil aerospace
2 Defence aerospace
3 Marine
4 Energy


3

**Marine sales 2004**

1 Commercial original equipment
2 Commercial services
3 Naval services
4 Naval original equipment


1
2
3
4
£963m

It has been a year of steady progress for the marine business with growth in naval markets and a recovering commercial sector.

In the *naval* market sector, our MT30 gas turbine programme continues to gather momentum. Lockheed Martin selected the engine for the first prototype in the US Navy's Littoral Combat Ship (LCS) programme. This new coastal defence vessel will also be powered by Rolls-Royce Kamewa waterjets.

The MT30, which is the world's most powerful marine gas turbine, achieved further milestones during the year by earning full naval and commercial certification. The engine completed both the endurance test running for American Bureau of Shipping certification and gained DNV (Det Norske Veritas) design approval.

The MT30 programme reflects a core Rolls-Royce philosophy, which is to invest in technology once and then reap the rewards across our different market sectors. The engine has 80 per cent commonality with the Trent 800 aero engine, developed for the Boeing 777.

The first MT30 to be delivered was handed over to Northrop Grumman in early 2004 as part of the land-based demonstrator for the US Navy's DD(X) destroyer programme. Rolls-Royce is therefore well positioned on both DD(X) and LCS programmes when they move into full production.

The two largest warships ever to be built for the Royal Navy will be powered by the MT30. The engine has been nominated for the two aircraft carriers (CVF) and interest has also been expressed for the next generation of French aircraft carrier – the PA2.

Our submarine business accounted for 54 per cent of our naval sales. Our manufacture and support of nuclear propulsion systems for the UK's submarine fleet stretches back to the 1960s and our expertise and technology is acknowledged as being world-class.

This success moved onto a new level during the year when Rolls-Royce was awarded the NATO Submarine Rescue System contract by the UK Ministry of Defence, acting on behalf of the UK, France and Norway. The contract recognises our ability to act as project manager for the design, build and support of the new system over a ten-year period. The system will also be equipped with the revolutionary Rolls-Royce sodium/nickel chloride ZEBRA batteries, which have almost twice the energy density, in a reduced volume, compared to traditional lead/acid installations.

During 2004 our *commercial* business supplied the largest waterjets ever made for the Japanese Techno-Superliner ferry, which will begin operations this year on 16-hour voyages between Tokyo and Ogasawara-Gunso. The waterjets will help propel the 140m long, aluminium ferries at a service speed of 38 knots.

The *offshore* market recovered strongly in the second half of 2004, when we announced firm orders worth £166 million to supply design and equipment packages for service and support vessels in the offshore oil & gas industry. Demonstrating our ability to supply complete systems, we are designing and will help equip 26 new support vessels, based on our UT-Design. Nearly 500 of these ships are in service or are on order since their introduction in the mid-1970s. They showcase our ability to integrate design, control, automation and propulsion equipment into a single package.

We are enhancing our sales opportunities by taking offshore technology into new markets. We have diversified into the coastguard sector by supplying coastal protection vessel design and equipment packages to France and Norway and pollution control variants to India, all based on the UT-Design.

In what we believe may herald a new growth market for us, ABG Shipyard, the largest private yard in India selected Rolls-Royce to design and provide equipment for three Indian coastguard ships which will prepare them for potential environmental crises such as oil spills. The 3,300 tonne ships will be equipped with a range of Rolls-Royce propulsion, steering and motion control equipment with the first due for delivery in 2006.

Another new technology we launched in 2004 was the Azipull thruster which is being fitted to inshore tankers and some UT-Designs. The new thrusters allow higher speeds and more stable running than traditional propulsors and can create extra space on ships.

Revenues from aftermarket business or *service* streams have continued to grow. In 2004, the marine business made around 41 per cent of its sales from services. This market is growing as more navies acquire gas turbine technology. During the year we provided refurbished gas turbines for two ex-Royal Navy Type 22 frigates entering service with the Romanian Navy. Orders were also signed with the Chilean Navy to service gas turbines for the next 20 years on five new ships in its fleet. A key element of Chile's transformation of its fleet to gas turbine technology. In commercial markets, where the service business has not been as large in relation to manufacturing, a significant growth opportunity exists and we are looking at ways of developing this further.

Much of the world's shipbuilding now takes place in Asia and our structures reflect this regional shift. We gained orders from the Republic of Korea Navy for nine AG9140RF gas turbine generator sets, which will be supplied to the Republic's KDX III destroyer programme in partnership with Samsung. We are also providing propellers and associated equipment and services for the same ships in conjunction with Doosan Heavy Industries. Such agreements are part of the Rolls-Royce strategy for growing its marine business in North East Asia.

In 2005 we are opening a factory in Shanghai, to manufacture marine equipment. We have a similar operation in Korea. Our goal is to be closer to our customers and position the business to reflect the emerging global shipbuilding markets while retaining core technical skills in the UK, North America and the Nordic countries.

£963m

Marine sales 2004

£67m

Marine underlying profit before interest 2004

## Energy

Tom Curley
President – Energy



| Energy | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| Turnover £m | 489 | 508* | 639 | 608 | 476 |
| Underlying PBIT £m | 14 | 23* | (41) | (64) | (48) |
| Net assets £m | 387 | 346* | 348 | 381 | 449 |
| Order book – firm £bn | 0.4 | 0.4* | 0.6 | 0.4 | 0.3 |
| Engine deliveries | 47 | 54* | 68 | 72 | 79 |
| Employees | 3,000 | 3,100* | 4,500 | 4,900 | 5,400 |

* restated following the transfer of the diesel business from energy to marine.

**Energy contribution to Group turnover 2004**
1 Civil aerospace
2 Defence aerospace
3 Marine
4 Energy



4


**Energy sales 2004**
1 Oil & Gas
2 Power generation
3 Services



1
£489m
3
2


The gas turbine is at the heart of our business, and we stay focused on this core competency in all that we do; from new product development to sales and marketing; to manufacturing and assembly; to aftermarket services. We continue to look for every opportunity to leverage Rolls-Royce technology in energy markets.

We strive to be world class in the execution of our business by differentiating ourselves from our competition through consistent, dependable, reliable and responsive customer service, from pre-order to post-installation.

In 2004 we continued to develop a solid foundation for sustained profitability and growth.

In *oil & gas*, the RB211 was the clear market leader for aero-derived industrial gas turbines in its size range. We also launched the industrial Trent gas turbine into the oil & gas market with orders for six industrial Trent gas compression packages for the Dolphin Energy Limited gas pipeline in the Middle East. The industrial Trent is the first aero-derived gas turbine in its class to be selected for a major gas compression application. In addition, we commenced shipment and achieved successful start-up of the first RB211-driven compressor packages for the West-East China Pipeline Project, and we remain on schedule for delivery of all 20 packages ordered for this important project.

In customer *service*, we continued to respond to the growing customer trend for long-term service agreements. 2004 was a record year with over US$160 million booked in new contracts. We received the 2004 'Great Operator' award from BP, having significantly improved the product performance on its Bruce platform in the North Sea.

As we predicted, the worldwide *power generation* market remained sluggish in 2004. We continued to use this period to restructure our power generation business and enhance new product development to take advantage of the expected market recovery. Both Dry Low Emissions (DLE) and Wet Low Emissions (WLE) versions of the industrial Trent are now available for sale, and are accumulating thousands of operating hours each month. Gas turbines are the technology of choice in this market, and the industrial Trent is the most powerful and efficient aero-derived gas turbine in its class.

We completed a new cost-competitive Trent package that provides our customers with a world-class design for installation and maintainability. This new package is applicable to both power generation and oil & gas units, and is being embodied in the Trent units provided for the Dolphin Energy Limited gas pipeline.

Our expansion of the geographic footprint of our installed base in the oil & gas sector continued with significant orders from customers in Azerbaijan, Kazakhstan, West Africa and Brazil.

We received orders for eight RB211 packages for the third and final phase of the BP Azeri project, offshore Azerbaijan, in the Caspian Sea. This has taken our total orders from BP over the last three years for this project to 28 RB211 packages. Our goal of entering the offshore Kazakhstan market, also in the Caspian region, was realised with orders for four RB211 generating sets that will be installed on a barge to provide power to adjacent offshore facilities. Five additional RB211 packages were ordered for offshore West Africa, making nearly 20 packages ordered for offshore service there in recent years. Brazil remains a key market area and we received orders for seven additional offshore RB211 packages in 2004 from Petrobras, who have now ordered a total of 19 units for their offshore service operations.

As we expand into new market regions of the world, we also recognise our responsibility to establish the critical infrastructures required to support our customer installations. We are developing facilities to support operations in the Caspian region, Brazil and China, and are considering further opportunities in West Africa and other regions of the world.

2004 also saw significant change in our manufacturing facilities as we transformed our operations into an organisation that can more responsively meet the needs of our customers, and ultimately, enhance our profitability.

In 2004, we increased investment in our fuel cell technology. Earlier this year we established a joint venture with a consortium of companies in Asia as a further step in the process of bringing to market our solid-oxide fuel cell technology. The Asian group has bought a 25 per cent share in Rolls-Royce Fuel Cell Systems and will contribute both financial and technical resources to this development programme.

For 2005, our priorities remain focused on increasing our return on sales and continuing to position the business for healthy growth. We will achieve these goals by maintaining our leadership position in oil & gas, building a strong, complementary global power generation business, particularly for the industrial Trent engine, and further improving operational excellence. Above all, we will seek to differentiate ourselves from our competition with a focus on customer service that continues to enhance customer value and provide our business with significant returns.

£489m

Energy sales 2004

£14m

Energy underlying profit before interest 2004

## Focused investment in technology

Dr Michael Howse
Director – Engineering and Technology



### Highlights of the year

- First flight and on-time certification of the Trent 900 with advanced swept fan blade technology for the Airbus A380 aircraft.
- Launch and completion of concept design of the Trent 1000 with its unique power off-take system for the Boeing 787 Dreamliner.
- First run of the F136 demonstrator engine with its unique friction bonded fan blades and Lamilloy® combustor for the Joint Strike Fighter.
- Qualification of the mechanical drive version of the industrial Trent 60 with its advanced low emission combustion system for the Dolphin Energy Limited gas pipeline.
- Certification of the MT30, adapted from the Trent 800 civil engine for marine applications.
- First run of our new solid-oxide fuel cell sub-system at temperature and pressure demonstrating high levels of efficiency.
- Opening of two new University Technology Centres (UTCs) in Europe and a multipurpose Advanced Technology Centre in Singapore.

| Year | Gross research and development £m |
|---|---|
| 2000 | 604 |
| 2001 | 636 |
| 2002 | 590 |
| 2003 | 619 |
| **2004** | **601** |

| Year | Net research and development £m |
|---|---|
| 2000 | 371 |
| 2001 | 358 |
| 2002 | 297 |
| 2003 | 281 |
| **2004** | **282** |

Research and development is key to the success of the Group. Last year we invested a total of £601 million in research and development and prepared 250 patent applications. Our aim is to maximise the benefit of this investment by creating technology and methods once, but using them in many parts of our business.

We address the whole product life cycle, from applied research in new materials, manufacturing methods, analytical tools and design concepts to the development of new products and the management of their operational lives through the development of our service capabilities.

We have continued to expand our external research network. The opening of the new University Technology Centres (UTCs) at Genoa and the University of Manchester in the exciting new technology fields of fuel cells and electrical systems in extreme environments, respectively, were examples of this. The technology demonstration programme for our special solid-oxide fuel cell concept continued to make good progress. The first tests at temperature and pressure of a cell sub-system fully confirmed the anticipated high efficiency levels that will be unique to our design.

An Advanced Technology Centre has been created in Singapore to investigate a number of research fields including advanced low cost manufacturing methods, new materials, particularly related to fuel cells, and high performance computing, particularly related to advanced computational fluid dynamics which is applied to aerospace, energy and marine product programmes.

Good progress has been made on the JSF propulsion system programmes. The first full engine test of the integrated F135 LiftSystem® took place on schedule. The unique LiftFan™, which provides vertical lift for the F-35 (JSF), has wide-chord fan blade technology, derived from our large civil engine programme. Advanced analysis developed by our University Technology Centre (UTC) at Imperial College was used to ensure the blades could operate efficiently and reliably in the harsh aerodynamic environment demanded by JSF. The alternate engine for the JSF is the joint GE/Rolls-Royce F136 and the demonstrator had a successful first run.

The Trent family has continued to progress with the first flight and on-time engine certification of the Trent 900 for the Airbus A380 aircraft and the launch of the Trent 1000 for the Boeing 787 Dreamliner. We believe that cost effective, high performance engines are produced best by building on the proven design of the Trent family and inserting new technology when appropriate to this reliable base. Both engines have the advanced technology swept fan blades developed for minimal environmental noise impact using new analytical techniques from our Noise UTC at Southampton University.

The Trent 1000 will feature a unique power off-take system for improved fuel efficiency, which is being designed with support from the Transmissions UTC at Nottingham University. The Trent 900 and Trent 1000 will feature advanced condition monitoring systems and improved materials and designs to further improve the life and reliability of the Trent family and to give cost effective service to our customers.

Our strategy of invent once and use many times is typified by the adaptation of the Trent 800 for the marine and energy markets. The marine variant, the MT30, has achieved certification and installation design work is well advanced for the US Navy DD(X) Destroyer and Littoral Combat Ship demonstrator programmes. The energy variant, the industrial Trent 60, has achieved qualification for mechanical drive applications and will be delivered in 2005 for the Dolphin Energy Limited gas pipeline. Each variant requires a combustion system specific to that market but we use common tools and materials to design combustors for each application. The industrial Trent 60 utilises the advanced low emissions design essential for the energy sector and incorporates a low vibration-damping concept which was created by the Combustion UTC at Cambridge University. This same concept is being applied to the development of a new, environmentally friendly, low emission combustor for future engines for civil aircraft.

We will continue to pursue advances in technology, processes, products and services through focused investment in research and development using the exceptional and extensive skills within our own workforce and by collaboration with universities, partners, suppliers and customers.

## Operational excellence

John Cheffins
Chief Operating Officer



### Highlights of the year

- Gross operating margins improved from 17.4 per cent to 19 per cent.
- Product cost reduction continued successfully.
- Product quality improved significantly.
- Agreements reached on Modern Working Practices at all UK sites.
- IT costs significantly lowered whilst service levels improved.
- Working capital utilisation improved.

**Employees**

| Year | Employees |
|---|---|
| 2000 | 43,700 |
| 2001 | 42,200 |
| 2002 | 37,300 |
| 2003 | 35,200 |
| **2004** | **35,400** |

**Group turnover – per employee**
£000

| Year | £000 |
|---|---|
| 2000 | 126 |
| 2001 | 146 |
| 2002 | 148 |
| 2003 | 156 |
| **2004** | **169** |

We entered the year with plans that anticipated 2004 being the 'trough year' in this civil aerospace cycle. By the end of the first quarter it was apparent that market conditions had improved and we could expect growth to resume. By the end of 2004 production load in aggregate was running at some 20 per cent above the rate at the end of 2003. In consequence restructuring expenses were lower than planned and there was substantial productivity improvement, which allowed the load increase to be delivered without increasing the workforce in Operations.

Local load/capacity imbalances produced a degree of disruption to deliveries but our workforce and our supply chain again demonstrated considerable commitment in seeking to overcome this and I take this opportunity to compliment them for their efforts.

In 2004 we continued to make progress in the restructuring of our supply chain. We further reduced our supplier base by seven per cent to 711 after adding one new supplier. Our sourcing in emerging, low cost markets increased from four per cent to six per cent of purchases.

Our drive to lower operating costs persisted in 2004 against a background of rising volume. Both our factories and our supply chain were able to deliver the planned five per cent year-on-year product cost reduction. Increased overtime costs and some primary materials cost increases were more than offset by higher productivity, better quality and improved fixed cost absorption.

We reached agreement on the implementation of Modern Working Practices with our UK workforces at our sites in Derby, Hucknall, Barnoldswick and Bristol. This formed an essential part of the business cases for new factories in these locations. Construction work has commenced in all locations except Bristol where planning permission is pending.

Discussions on Modern Working Practices have opened in a number of other Rolls-Royce locations around the world.

Agreement has been reached with all of our workforces for the implementation of a Global Works Council which will be put in place in early 2006 to cover both represented and unrepresented Rolls-Royce employees globally.

We launched a culture change programme under the banner of 'Process Excellence' aimed at developing a culture of systematic, continuous improvement, targeting world-class quality performance for both operational and transactional processes. In 2004 we achieved a significant improvement in product related quality with parts-per-million (ppm) defect rates halving to close at approximately 1,000 ppm for our whole supply chain.

In conjunction with our IT supply chain and our principal outsourcing partner, EDS, we achieved substantial operating cost reduction for our IT estate. This resulted from a multi-year initiative driving standardisation, productivity and improved service levels.

Our lean manufacturing initiatives coupled with a specific focus on non-cash working capital resulted in further improvement to working capital utilisation from 6.8 per cent to 6.4 per cent of sales.

In 2005 our priorities will be to persist with our lean manufacturing and Process Excellence initiatives, continue to drive product cost reduction, build our new UK factory infrastructure and manage the anticipated continuing growth in load.

## Services

Miles Cowdry
Director – Services



The aftermarket created by the 54,000 engines we have in service around the world offers a significant opportunity to Rolls-Royce and represents about 55 per cent of our total business.

Increasingly we are addressing this opportunity by taking responsibility for the management of the maintenance and associated logistics for our engines and systems, monitoring the equipment in service to deliver the system availability our customers require with predictable costs. Our strategy is to align our interests with those of our customers. This gives us an incentive to improve the reliability and extend the service intervals of our products, increasing our customers' revenue earning potential and the operational effectiveness.

Our approach continues to find acceptance in the marketplace in each of the sectors in which we operate. TotalCare and CorporateCare business worth £1 billion was contracted in 2004, building on the success of previous years. A total of 4,300 civil engines are now under management.

We have also seen notable contract awards in other sectors of our business. The Royal Air Force has agreed a £65 million contract extension for the Spey engine which powers the Nimrod maritime reconnaissance aircraft. This is a follow-on from the successful initial contract in which all the key targets were met. Similarly, the US Department of Defense awarded Rolls-Royce a US$60 million Power By The Hour® contract for the F405-RR-401 (Adour) engines that power the US Navy's T-45 training aircraft. This logistic support contract was developed in line with civil aerospace agreements demonstrating the value to be gained from applying commercial best practice. It is an excellent example of how Rolls-Royce is partnering with its customers and suppliers to provide customised solutions, expanding further the Group's range of services.

In the marine sector, the Chilean Navy awarded a 20 year support contract for five gas turbine powered ships and in the energy sector the Long-Term Service Agreement portfolio has continued to grow with contracts covering £260 million of equipment.

We have a record of innovation in the service arena, including early entry into the engine leasing business and sophisticated remote diagnostic and data management services through our joint venture Data Systems & Solutions. This business now monitors over 4,000 gas turbines on behalf of Rolls-Royce and its customers. We have continued to innovate during 2004 and have brought our 'Operations Room' on-line as the hub for managing our TotalCare contracts. We have expanded our offerings, particularly with respect to the management of customer inventories and field maintenance, through our Component Care and On-Wing Care services.

In response to market demand we are increasing and improving our repair and overhaul capacity. £45 million is to be invested in a new state-of-the-art overhaul facility in East Kilbride, replacing the old facility. This new factory will be completed in 2006 and will enable significant productivity improvements. We also announced that the location of our N3 joint venture with Lufthansa Technik will be on a site near Erfurt in Thuringia, Germany. The facility will provide technical support and overhaul services for the Trent 500, 700 and 900 engines which power the Airbus A340-500/-600, A330 and A380 aircraft respectively.

# Finance Director's review
## Andrew Shilston



The Group is in a sound financial position, with higher profits, lower average net debt and a record order book.

| Year | £m |
|---|---|
| 2000 | 253 |
| 2001 | 221 |
| 2002 | 344 |
| 2003 | 186 |
| **2004** | **191** |

**Capital investment**
**Fixed asset additions at cost** £m

| Year | £m |
|---|---|
| 2000 | 436 |
| 2001 | 475 |
| 2002 | 255 |
| 2003 | 285 |
| **2004** | **345** |

**Underlying profit before tax** £m

| Year | £m |
|---|---|
| 2000 | 125 |
| 2001 | 161 |
| 2002 | 105 |
| 2003 | 376 |
| **2004** | **289** |

**Free cash flow** £m

21%

Increase in underlying profit before tax over 2003

| Year | % |
|---|---|
| 2000 | 17.9 |
| 2001 | 19.3 |
| 2002 | 10.5 |
| 2003 | 11.6 |
| **2004** | **13.3** |

**Underlying pre-tax return on average capital employed** %

| Year | £m |
|---|---|
| 2000 | 1,323 |
| 2001 | 990 |
| 2002 | 1,090 |
| 2003 | 950 |
| **2004** | **560** |

**Average net debt** £m

**Joint ventures: Rolls-Royce share** £m

| | Repair and overhaul | Financial services | Other | Total |
|---|---|---|---|---|
| Gross assets | 107 | 503 | 532 | 1,142 |
| Debt | (31) | (410) | (77) | (518) |
| Other liabilities | (29) | (51) | (345) | (425) |
| Gross liabilities | (60) | (461) | (422) | (943) |
| Net assets | 47 | 42 | 110 | 199 |

We made good progress in 2004. Better market conditions, growing services sales and increased efficiency all contributed to our improved financial performance.

**Results for the year**

Underlying profit before tax* increased by 21 per cent to £345 million (2003 £285 million), and underlying earnings per share* were 14.50p (2003 12.20p). Basic earnings per share were 12.07p (2003 7.04p).

**Sales increased by £294 million**

Sales increased by five per cent, despite an adverse foreign currency translation impact of some £200 million.

- Civil aerospace engine deliveries increased by ten per cent to 824 engines. Civil aftermarket sales grew by 25 per cent.
- Defence aerospace turnover was stable, with a small increase in services revenues offsetting a slight reduction in original equipment sales.
- Marine sales were down four per cent. Sales in the offshore oil & gas support market sector were weaker than in 2003. However, order intake recovered somewhat in the second half of the year.
- Energy sales were flat, with sales in the oil & gas sector offsetting the effects of the depressed power generation market.

Group aftermarket services revenues grew by 14 per cent to £3.2 billion and accounted for 55 per cent of total revenues. Aftermarket revenues have grown by 12 per cent compound over the last five years.

Eighty five per cent of sales were to customers outside the UK.

Gross margin, before exceptional items, increased from 17.4 per cent to 19 per cent. Margins benefited from some improvement in market conditions, continuing growth in services sales and our focus on cost reduction.

The net interest charge reduced from £90 million to £70 million. This reflected a reduction in the level of average net debt, which was achieved through the Group's improving level of profitability and its focus on cash management.

Group interest was covered 7.6 times (2003 4.9 times), based upon underlying profit before interest, excluding joint ventures.

Restructuring charges of £37 million (2003 £10 million), which were incurred for ongoing operational improvements, were included within operating costs.

The Group made an underlying profit before tax of £345 million (2003 £285 million). After charging non-trading items, profit before tax was £306 million (2003 £180 million).

Net working capital as a percentage of sales was 6.4 per cent (2003 6.8 per cent), despite some creation of inventory ahead of the introduction of new manufacturing facilities.

* excluding exceptional and non-trading items, defined in note 2

A final payment to shareholders of 5.00p is proposed making a total of 8.18p per ordinary share (2003 8.18p). The Company will continue to issue B Shares in place of dividends in order to accelerate the recovery of its advance corporation tax.

### Order book

The order book, at constant exchange rates, was £18.9 billion (2003 £17.4 billion). Items are included in the order book when a firm, signed contract exists.

In civil aerospace it is common for a customer to take options for future orders in addition to firm orders placed. Such options are excluded from the order book until they become firm, signed orders.

In defence aerospace, long-term programmes are often ordered for only one year at a time. In such circumstances, even though there may be no alternative engine choice available to the customer, only the contracted business is included in the order book.

Long-term service agreements, including TotalCare packages for aftermarket services, represented 39 per cent of the order book. These are long-term contracts where only the first seven years' revenue is included in the order book.

Business which has been announced but for which contracts have not yet been signed is excluded from the order book. This amounted to a further £2.4 billion at the year end (2003 £1.3 billion).

### Aftermarket services

The Group continues to be successful in developing its aftermarket services activities. These accounted for 55 per cent of turnover in 2004.

In particular, TotalCare packages in the civil aerospace sector now cover 38 per cent of the installed fleet. TotalCare packages cover long-term management of the maintenance and associated logistics for our engines and systems, monitoring the equipment in service to deliver the system availability our customers require with predictable costs. The pricing of such contracts reflects their long-term nature. Profit is taken progressively on a prudent basis resulting in a net asset of £389 million (2003 £454 million) on the balance sheet.

### Cash

The Group cash flow statement is shown on pages 54 and 55 of the financial statements.

Net debt for the year reduced by £243 million to £80 million (2003 £323 million). The average net debt level reduced from £950 million to £560 million.

The average net debt is expected to reduce further in 2005.

Net cash flow from operating activities was £640 million (2003 £673 million). Net capital expenditure used £219 million (2003 £198 million) of funds generated.

### Taxation

The overall tax charge on the profit before tax was £101 million (2003 £64 million), a rate of 33 per cent (2003 36 per cent).

The tax charge was reduced by £13 million (2003 £12 million) in respect of the expected benefit of the UK research and development tax credit that was introduced with effect from April 1, 2002.

The tax charge on underlying profits was £99 million (2003 £84 million), a rate of 29 per cent (2003 29 per cent).

### Acquisitions and disposals

During the year the Group disposed of Rolls-Royce Gear Systems Inc. to Triumph Group Inc., resulting in a small profit that has been treated as a non-trading item (see note 31).

### Pensions

For 2004, the charges for pensions costs continue to be calculated under SSAP 24 and are disclosed in note 30. Although the full implementation of FRS 17 (Post-Retirement Benefits) has been deferred pending the introduction of International Financial Reporting Standards, certain disclosures are required, including the value of pension scheme assets and liabilities using the new rules specified by FRS 17 (see note 30). Under this standard a snapshot is taken of pension fund assets and liabilities at a specific point in time, thus movements in equity markets and discount rates will create volatility in their calculation. Additionally FRS 17 requires a memorandum analysis of the profit and loss charge.

On this basis and after taking account of deferred taxation, there was a net shortfall of assets over liabilities for the UK Schemes of £805 million (2003 £855 million). This deficit is subject to prevailing equity markets and discount rates.

During the year the Vickers Group Pension Scheme and the Rolls-Royce Group Pension Scheme were subject to actuarial review. Together these two funds are around one third the size of the principal Rolls-Royce Pension Fund, for which the actuarial review was completed in 2003.

### Investments

The Group continues to subject all investments to rigorous examination of risks and future cash flows to ensure that they create shareholder value. All major investments require Board approval.

The Group has a portfolio of projects at different stages of their life cycles. Discounted cash flow analysis of the remaining life of projects is performed on a regular basis. Sales of engines in production are assessed against criteria in the original development programme to ensure that overall value is enhanced.

Gross research and development investment amounted to £601 million (2003 £619 million). Net research and development was £282 million (2003 £281 million). Net research and development investment is expected to remain roughly at the same percentage of sales in the future. Investment in training was £30 million (2003 £29 million).

Net capital expenditure, was £219 million (2003 £198 million) and is expected to be a little ahead of depreciation of £223 million over the next few years.

### Partnerships

The development of effective partnerships continues to be a key feature of the Group's long-term strategy. Major partnerships are of two types: joint ventures and Risk and Revenue Sharing Partners.

### Joint ventures

Joint ventures are an integral part of our business. They are also normal business structures for companies participating in international, collaborative defence projects. They are involved in engineering and manufacturing, repair and overhaul, and financial services. They share risk and investment, bring expertise and access to markets, and provide external objectivity. Some of our joint ventures have become substantial businesses. A major proportion of the debt of the joint ventures is secured on the assets of the respective companies and is non-recourse to the Group. The net recourse financing obligations total £12 million and are included in contingent liabilities (see note 28).

Pembroke, the Group's aircraft leasing and management joint venture is not regarded as core to the Group's strategy and, as markets permit, the Group will be seeking to extract value from this business.

Investment in the engine leasing joint venture, Rolls-Royce & Partners Finance, a core business activity, amounts to £21 million and all of its debt is non-recourse to the Group.

### Risk and Revenue Sharing Partners (RRSPs)

RRSPs have enabled the Group to build a broad portfolio of engines, thereby reducing the exposure of the business to individual product risk. The primary financial benefit is a reduction of the burden of research and development (R&D) expenditure on new programmes. The related R&D expenditure is expensed through the profit and loss account and the receipts from partners are also recorded in the profit and loss account, as other operating income.

RRSP agreements are a standard form of co-operation in the civil aero-engine industry. They bring benefits to the engine manufacturer and the partner. Specifically for the manufacturer they bring some or all of the following benefits: additional financial and engineering resource; sharing of risk; and initial programme investment contribution. As appropriate, the partner also supplies components and in consideration receives a share of the long-term revenues generated by the engine programme in proportion to its purchased programme share.

The sharing of risk is fundamental to RRSP agreements. In general, partners share financial investment in the programme; they share market risk as they receive their return from future sales; they share currency risk as their returns are denominated in US dollars; they share sales financing obligations; they share warranty costs; and, where they are manufacturing or development partners, they share technical and cost risk.

In 2004, the Group secured new partners for the Trent 1000 engine programme. However, as the number of new programmes has reduced and in particular as Government launch investment was not sought for the Trent 1000 programme, receipts from partners have declined. In 2004, other operating income in respect of RRSP agreements amounted to £73 million (2003 £153 million) and is expected to be at a similar level in 2005.

Payments to RRSP partners are recorded within cost of sales and increase as the related programme sales increase. These payments amounted to £240 million (2003 £179 million).

### Intangible assets

The Group carried forward £911 million (2003 £863 million) of intangible assets. This comprised purchased goodwill of £712 million, engine certification costs and participation fees of £145 million and application engineering costs of £54 million.

### Risk management

The Board has an established, structured approach to risk management. The risk committee (see report of the directors) has accountability for the system of risk management and reporting the key risks and associated mitigating actions. The Director of Risk reports to the Finance Director. The Group's policy is to preserve the resources upon which its continuing reputation, viability and profitability are built, in order to enable the corporate objectives to be achieved through the operation of the Rolls-Royce business processes. Risks are formally identified and recorded in a corporate risk register, which is reviewed and updated on a regular basis, with risk mitigation plans identified for all significant risks.

### Financial risk

The Group uses various financial instruments in order to manage the exposures that arise from its business operations as a result of movements in financial markets. All treasury activities are focused on the management and hedging of risk. It is the Group's policy not to trade financial instruments or to engage in speculative financial transactions. There have been no significant changes in the Group's policies in the last year.

The principal economic and market risks continue to be movements in foreign currency exchange rates, interest rates and commodity prices. The Board regularly reviews the Group's exposures and financial risk management and a specialist committee also considers these in detail. All such exposures are managed by the Group Treasury function, which reports to the Finance Director and which operates within written policies approved by the Board and within the internal control framework described in the report of the directors.

The Group's policy is to monitor and manage its exposure to counterparties. Credit limits are set to cover all financial instruments for each counterparty. The Group's policy is that where exposure is only linked to the credit quality of the counterparty, the related long-term credit rating should be A3/A or better.

### Funding and liquidity

The Group finances its operations through a mixture of shareholders' funds, bank borrowings, bonds, notes and finance leases. The Group borrows in the major global markets in a range of currencies. It employs derivatives where appropriate to generate the desired currency and interest rate profile.

The Group performed some refinancing activity during 2004 to extend its debt maturity profile and to reduce future refinancing risk. The Group successfully raised £500 million following the issuance of a seven year €750 million public bond under its Euro Medium Term Note programme. The proceeds were used to replace a number of maturing borrowing facilities or to retire other borrowing facilities early. The Group also reduced the size of its main £750 million revolving credit facility to £250 million and extended its maturity profile from 2007 to 2009. As at December 31, 2004 the Group had total committed borrowing facilities of £1.8 billion (2003 £2.2 billion).

The terms for the recently completed refinancings are substantially similar to the Group's previous facilities.

There are no rating triggers contained in any of the Group's facilities that could require the Group to accelerate or repay any facility for a given movement in the Group's credit rating and no material impact on the Group's interest charge is expected to arise from a movement in the Group's credit rating.

The Group holds financial investments and maintains undrawn committed facilities at a level sufficient to ensure the Group has available funds to meet its medium-term capital and funding obligations and to meet any unforeseen obligations and opportunities. The Group from time to time holds cash and short-term investments which, together with the undrawn committed facilities, enable the Group to manage its liquidity risk.

The Group continues to have access to all the major global debt markets.

### Credit rating

The Group subscribes to both Moody's Investor Services and Standard & Poors for its official publicised credit ratings. As at December 31, 2004 the Group's assigned long-term credit ratings were:

| Rating Agency | Rating | Outlook | Category |
|---|---|---|---|
| Moody's | Baa1 | Negative | Investment grade |
| Standard & Poors | BBB | Positive | Investment grade |

The Group attaches significant importance to maintaining an investment grade credit rating, which it views as necessary for the business to operate effectively.

The Group's medium term objective is to achieve, through the normal course of business, an 'A' category investment grade credit rating from both agencies.

### Currency risk

The Group is exposed to movements in exchange rates for both foreign currency transactions and the translation of net assets and profit and loss accounts of foreign subsidiaries.

The Group regards its interests in overseas subsidiary companies as long-term investments. The Group has tended to manage its translational exposures through the currency matching of assets and liabilities where applicable. Any mis-match is kept under regular review for materiality and subsequent decisions regarding risk mitigation.

The Group is exposed to a number of foreign currencies. The most significant transactional currency exposure is the US dollar followed by the Euro. US dollar income, net of expenditure represented 26 per cent of Group turnover in 2004 (2003 23 per cent).

The Group operates a hedging policy using a variety of financial instruments with the objective of minimising the impact of fluctuations in exchange rates on future transactions and cash flows.

The permitted range of the amount of cover taken is determined by the written policies set by the Board, based on known and forecast income levels. The forward cover is managed within the parameters of these policies in order to achieve the Group's objectives, having regard to the Group's view of long-term exchange rates. Forward cover is in the form of standard foreign exchange contracts and instruments on which the exchange rates achieved are dependent on future interest rates. The Group also writes currency options against a portion of the unhedged dollar income at a rate which is consistent with the Group's long-term target rate. The premium received from the sale of the options is included in the Group's achieved exchange rate. At the end of 2004 the Group had approximately US$9 billion of forward cover (2003 US$10 billion).

The consequence of this policy has been to maintain relatively stable long-term foreign exchange rates. Note 24, financial instruments, includes the impact of revaluing forward currency contracts at market values on December 31, 2004, showing a value of £986 million (2003 £724 million) which will fluctuate with exchange rates over time. The Group has entered into these forward contracts as part of the hedging policy, described above, in order to mitigate the impact of volatile exchange rates.

### Interest rate risk

The Group uses fixed rate bonds and floating rate debt as funding sources. The Group's policy is to maintain a higher proportion of net debt at fixed rates of interest having regard to the prevailing interest rate outlook. To implement this policy the Group utilises a combination of interest rate swaps, forward rate agreements and interest caps to manage the exposure.

### Commodity risk

The Group has an ongoing exposure to the price of jet fuel and base metals arising from business operations. The Group's objective is to minimise the impact of price fluctuations. The exposure is hedged in accordance with parameters contained in a written policy set by the Board.

### Sales financing

In connection with the sale of its products, the Group will, on some occasions, provide financing support for its customers. This may involve the Group guaranteeing financing for customers, providing asset value guarantees on aircraft for a proportion of their expected future value, or entering into leasing transactions.

The Group manages and monitors its sales finance related exposures to customers and products within written policies approved by the Board and within the internal framework described in the report of the directors. The permitted levels of gross and net exposure are limited in aggregate, by counterparty, by product type and by calendar year.

The Board regularly reviews the Group's sales finance related exposures and risk management activities. Each financing commitment is subject to a credit and asset review process and prior approval by the Chief Executive and the Finance Director. The Group operates a sophisticated risk-pricing model to assess risk and exposure. Costs and exposures associated with providing financing support are incorporated in any decision to secure new business.

The Group seeks to minimise the level of exposure from sales finance commitments by:

- the use of third party non-recourse debt where appropriate;
- the transfer, sale, or re-insurance of risks; and
- ensuring the proportionate flow down of risk and exposure to relevant RRSPs.

Each of the above forms an active part of the Group's exposure management process.

Where exposures arise, the strategy has been, and continues to be, to assume where possible liquid forms of financing commitment that may be sold or transferred to third parties when the opportunity arises.

### Contingent liabilities

Note 28 to the accounts describes the Group's contingent liabilities under sales financing arrangements.

The gross contingent liability reduced to £999 million (2003 £1,090 million), of which £12 million (2003 £39 million) related to sales financing support provided to joint ventures. The gross contingent liability figure is calculated by aggregating the maximum exposure on all such sales financing commitments, before applying the value of the underlying security, but offsetting sums separately insured and sums provided for in the balance sheet. In 2004 provisions against customer financing exposures were increased by £51 million and £27 million of existing provisions were utilised. Provisions of £116 million were carried forward in respect of sales financing commitments (see note 22).

The Group's contingent liabilities are divided approximately 60:40 between asset value guarantees (AVGs) and credit guarantees. They are spread over many years and relate to a number of customers and a broad product portfolio. The contingent liabilities represent the maximum aggregate gross and net exposure that the Group has in respect of delivered aircraft, regardless of the point in time at which such exposures may arise. Exposures are not reduced to a net present value for the purposes of reporting the Group's contingent liabilities.

The Group uses Airclaims Limited as an independent appraiser to value its security portfolio at both the half-year and year-end. Airclaims provides specific values (both current and forecast future values) for each asset in the security portfolio. These values are then used to assess the Group's net exposure.

After taking account of the underlying security, the Group's net contingent liability increased slightly to £189 million (2003 £184 million). The year on year movement in reported contingent liabilities reflects the utilisation of sales finance commitments in the last year, the expiry of existing contingent liabilities through natural debt retirement or risk transfer, and, additionally in the case of net contingent liabilities, the changes in the level, form, and value of any underlying security.

In reporting the Group's contingent liability with respect to sales financing, the Group includes a net exposure stress test which incorporates the impact of a 20 per cent fall in the value of all securities compared to the Airclaims' current and future values. Application of this stress test results in a net contingent liability of £277 million (2003 £262 million).

The directors regard the possibility that there will be any significant loss arising from these contingencies as remote.

The Group took charges and made prudent provisions against exposures in 2004.

### International Financial Reporting Standards

All European Union listed companies are required to adopt International Financial Reporting Standards (IFRS) for their financial statements from 2005, which will include comparative information for 2004. An initial evaluation of the impact of IFRS was provided in the 2003 Annual report. The Group has continued its preparatory work, to enable it to report under IFRS for the first time when it announces its interim 2005 results. Prior to this, it is the Group's intention to restate the 2004 results on an IFRS basis, to allow the impact to be interpreted and adequately understood.

The key areas of impact for Rolls-Royce relate to:

- financial instruments accounting under IAS 32 and IAS 39;
- capitalisation of development expenditure under IAS 38;
- the impact of IAS 32 and IAS 39 on accounting for RRSP receipts and payments;
- pension scheme accounting under IAS 19;
- fair valuing share option schemes in accordance with IFRS 2; and
- the cessation of goodwill amortisation in accordance with IFRS 3.

#### Financial instruments

As noted earlier, a significant element of the Group's trading is denominated in US dollars. In order to reduce the impact of currency volatility, the Group takes significant levels of forward cover. Currently, gains or losses which are realised on these forward exchange contracts are taken to the profit and loss account in the same period as the underlying transaction.

Rolls-Royce share price performance 2004



280
260
240
220
200
180
160
Pence
January
December

| Year | Underlying EPS* pence |
|---|---|
| 2001 | 20.20 |
| 2002 | 11.10 |
| 2003 | 12.20 |
| **2004** | **14.50** |

**Underlying EPS*** pence

*excluding exceptional and non-trading items, defined in note 2

IAS 39 (Financial instruments) requires all hedges to be strictly designated against specific income and the hedge effectiveness tested. All such instruments are required to be revalued to market values at the balance sheet date. If the hedging criteria are not achieved, then the change in value is taken to the profit and loss account.

As contracts may be signed several years in advance of delivery, the delivery dates and hence payment dates on contracts may change and meeting the strict hedging criteria for all contracts may not be practicable, resulting in potential volatility in the reported profit and loss account and balance sheet. Similar requirements apply to instruments used to manage commodity and interest rate exposures, although for the latter, hedging criteria are more easily attainable. In assessing the adoption of IAS 39, the Group has no plans to amend the underlying policy for the economic hedging of its exposures.

Development expenditure

The Group's expenditure on self-funded research and development is of the order of £300 million per annum. Since privatisation in 1987, such expenditure has been expensed as incurred. IAS 38 (Intangible assets) requires development expenditure meeting certain recognition criteria to be capitalised. This standard is to be applied retrospectively; hence the intangible asset will include amounts expensed in previous years. Impairment testing will be required at each balance sheet date.

The key eligibility criteria for capitalisation relate to technical feasibility and the generation of future economic benefit. This is unlikely to be achieved until around the time of engine certification (or its equivalent for non-aero products).

RRSPs

The accounting treatment for the majority of RRSPs will not change under IFRS. However, certain RRSP arrangements must be treated as financial instruments under the provisions of IAS 32. Such RRSP arrangements will be re-categorised as financial liabilities and recognised at amortised cost.

Pension scheme accounting

Under IAS 19 (Employment benefits) the net position on the Group's pension schemes based on market values will be included on the balance sheet. This will be broadly in line with FRS 17 amounts disclosed in note 30.

Share options

Under IFRS 2 (Share-based payments), for all employee share schemes, a fair value calculated using an option pricing model is required to be expensed.

Goodwill

In accordance with IFRS 3 (Business combinations), the amortisation of goodwill is prohibited; instead impairment tests are required at each balance sheet date.

**Share price**

During the year Rolls-Royce shares increased by 39 per cent from 177.25p to 247p per share, compared to a 32 per cent increase for the aerospace and defence sector and an eight per cent increase for the FTSE100. The Company's shares ranged in price from 167.5p in January to 269p in November.

The number of shares in issue at the end of the year was 1,705 million, an increase of 38 million of which 2 million related to share options, 11 million related to scrip dividends and 25 million related to conversion of B Shares into ordinary shares.

The average number of shares in issue was 1,690 million (2003 1,647 million). Underlying earnings per share were 14.50p an increase of 19 per cent over 2003.

The proposed final payment per share, of 5.00p will result in a total payment of 8.18p per share (see report of the directors page 33).

**Financial services**

The financial services businesses comprise: engine leasing (Rolls-Royce & Partners Finance), aircraft leasing (Pembroke), and electrical power project development (Rolls-Royce Power Ventures).

Rolls-Royce & Partners Finance, the Group's joint venture engine leasing business, owns a portfolio of 273 engines with 39 customers. The proportion of engines on lease remains high, at 99 per cent, by value.

Pembroke, the Group's joint venture aircraft leasing business, owns 28 aircraft on lease to 13 customers, 100 per cent, by value, of the owned aircraft fleet is on lease. A major refinancing of Boeing 737 aircraft was concluded during the year without parent company support and a charge of £8 million was taken in connection with Boeing 717 exposure.

Rolls-Royce Power Ventures, the Group's power project developer, has 14 power generation projects under way. The business continues to be restructured and net charges of £5 million were taken.

**Andrew Shilston**
Finance Director

# Board of directors
at February 9, 2005

*Membership of principal Board committees:*
**Audit committee** – P J Byrom (Chairman), I C Conn, Sir Robin Nicholson and I C Strachan.
**Remuneration committee** – C G Symon (Chairman), Hon A L Bondurant, P J Byrom, C-P Forster and Sir John Taylor.
**Nominations committee** – S M Robertson (Chairman), Hon A L Bondurant, P J Byrom, C-P Forster, Sir John Rose, I C Strachan and C G Symon.

**Simon M Robertson Non-executive Chairman**
Appointed to the Board in 2004 and appointed non-executive Chairman in January 2005. He is President of Goldman Sachs Europe Limited and a managing director of Goldman Sachs International and a non-executive director of Inchcape plc and Berry Bros & Rudd Ltd. He is Chairman of the Royal Academy Trust, a director of The Royal Opera House Covent Garden Limited and a trustee of the Eden Project, the St. Paul's Development Foundation and the Royal Opera House Endowment Fund. He is a former non-executive director of the London Stock Exchange and former Chairman of Dresdner Kleinwort Benson. Age 63.

**Sir John Rose Chief Executive**
Appointed to the Board in 1992. He joined Rolls-Royce in 1984 and was appointed Chief Executive in 1996. He is a non-executive director of Eli Lilly and Company in the US. Age 52.

**Hon Amy L Bondurant Non-executive director**
Appointed to the Board in 2003. Managing Director of Bozman Partners, a private investment fund with offices in Washington and Paris. A Board member of the American Hospital in Paris and a Member of the Council on Foreign Relations and of the Council of American Ambassadors. A former US Ambassador to the OECD from 1997 to 2001 and former senior member (partner) and Board member of Washington DC law firm, Verner, Liipfert, Bernhard, McPherson and Hand and former Senior Counsel to the United States Senate Committee on Commerce, Science and Transportation and to the Consumer sub committee. Age 53.

**Peter J Byrom BSc, FCA Senior independent non-executive director**
Appointed to the Board in 1997. He is Chairman of Domino Printing Sciences plc and Molins PLC, and a non-executive director of Wilson Bowden plc. He is a Fellow of the Royal Aeronautical Society. He was a director of N M Rothschild & Sons Limited from 1977 to 1996. Age 60.

**John P Cheffins BSc, Ing, FREng, FRAeS Chief Operating Officer**
Appointed to the Board in 2001. He joined Rolls-Royce in 1967, became President and Chief Executive Officer of Rolls-Royce Industries Canada Inc. in 1991, Director, Civil Engine Business in 1993, President – Civil Aerospace in 1998 and Chief Operating Officer in 2001. He is a Fellow of the Royal Academy of Engineering and of the Royal Aeronautical Society. He is a member of the Institution of Electrical Engineers and of the Order of Engineers of Quebec. Age 57.

**Iain C Conn Non-executive director**
Appointed to the Board in January 2005. He is an executive director of BP p.l.c. having held a range of executive positions within the BP Group worldwide. He is Chairman of the Advisory Board of The Imperial College London Tanaka Business School. Age 42.

**Carl-Peter Forster Non-executive director**
Appointed to the Board in 2003. President of General Motors Europe and Chairman of the Supervisory Board of Adam Opel AG. He is Chairman of the Supervisory Boards of the Germany based ASIC manufacturer, ZMD AG and the Austrian based private equity company, Lead Equities AG. Former Managing Director of BMW South Africa and former Executive Board Member for Manufacturing at BMW AG. Age 50.

**Colin H Green BSc, CEng, FREng, FIMechE, FRAeS**
**President – Defence Aerospace**
Appointed to the Board in 1996. He joined Rolls-Royce in 1968, became Director – Military Engines in 1989, Executive Vice President – Business Operations Allison Engine Company, Inc. in 1995, Managing Director – Aerospace Group in 1996, Director – Operations in 1998 and was appointed President – Defence Aerospace in 2001. He is a Fellow of the Royal Academy of Engineering, the Royal Aeronautical Society and the Institution of Mechanical Engineers. He is also Deputy President of the Society of British Aerospace Companies. Age 56.

**James M Guyette BSc**
**President and Chief Executive Officer of Rolls-Royce North America Inc.**
Appointed to the Board in 1998. He became President and Chief Executive Officer of Rolls-Royce North America Inc., in October 1997. He is a director of the Private Bank and Trust Company of Chicago, Illinois and of priceline.com Inc. Until 1994 he was Executive Vice President, Marketing and Planning of United Airlines. Age 59.

**Dr Michael G J W Howse OBE, FREng, FIMechE, FInstP, FRAes, CEng, PhD, Cphys FInstP Director – Engineering and Technology**
Appointed to the Board in 2001. He joined Rolls-Royce in 1968 and has held a variety of positions within Engineering, including Chief Development Engineer RB211 Development, Head of Advanced Engineering for the Aerospace Group, Director of Engineering and Technology – Civil Aerospace. He is a Fellow of the Royal Academy of Engineering, Royal Aeronautical Society, Institution of Mechanical Engineers and the Institute of Physics, a Board member of the Engineering and Technology Board, a member of the DTI Technology Strategy Board, Visiting Professor in the School of Mechanical Engineering at Cranfield University. Age 62.

**Sir Robin Nicholson FREng, FRS Non-executive director**
Appointed to the Board in 1986. He is a Fellow of the Royal Academy of Engineering, a Fellow of the Royal Society and a non-executive director of BP p.l.c. Until 1996 he was an executive director of Pilkington plc and he was a member of the UK Government's Council for Science and Technology from its inception in 1993 until 2000. Age 70.

**Andrew B Shilston MA, ACA, MCT Finance Director**
Appointed to the Board as Finance Director in January 2003, having joined Rolls-Royce in November 2002. He is a non-executive director of Cairn Energy PLC. He was Finance Director of Enterprise Oil plc from 1993 until 2002. Age 49.

**Ian C Strachan Non-executive director**
Appointed to the Board in 2003. Non-executive Chairman of Instinet Group Inc and a non-executive director of Reuters Group plc, Johnson Matthey plc, Xstrata plc and Transocean Inc. He is the Former Chief Executive of BTR plc, former Deputy Chief Executive (1991 to 1995) and Chief Financial Officer (1987 to 1991) of Rio Tinto plc and a former non-executive director of Commercial Union. Age 61.

**Carl G Symon BSc, MSc Non-executive director**
Appointed to the Board in 1999. He is Chairman of a number of private companies and a non-executive director of BT Group plc and Rexam plc. He was previously Chairman and Chief Executive Officer, IBM UK. He held numerous executive positions in IBM Corp. in Canada, USA, Latin America and Asia during a 32 year international career. Age 58.

**Prof Sir John Taylor OBE, FRS, FREng Non-executive director**
Appointed to the Board in 2004. He is currently Chairman of Roke Manor Research Ltd and chair of the South West RDA's Shadow Science and Industry Council. He is also a member of Council of the Royal Academy of Engineering, an honorary fellow of Emmanuel College, Cambridge and a visiting professor at Oxford University. He is the former Director General of Research Councils and the former director of Hewlett Packard Laboratories Bristol. He previously served as President of the Institution of Electrical Engineers and as Chairman of the UK Technology Foresight Panel in IT Electronics and Communications. Age 61.

**Charles Blundell MA Company Secretary**
He joined Rolls-Royce in 1993 and was appointed Company Secretary in 1995. Age 53.

# Report of the directors

The directors present their report and the audited financial statements of Rolls-Royce Group plc (the Company) for the year ended December 31, 2004.

**Principal activities**

The principal activities of the Group are described in the profile on the inside front cover.

**Results for the year**

The Chairman's statement, the Chief Executive's review and the Finance Director's review describe the year's operations, research and development activities and prospects.

At the Company's Annual General Meeting (AGM) in May 2004, shareholders approved the issue of B Shares as a new method for making payments to shareholders rather than paying a cash dividend. Under this arrangement shareholders are given the opportunity to redeem their B Shares for cash or to convert them into additional ordinary shares in the Company. The Company believes strongly that there continues to be considerable benefit from the issue of B Shares. Future payments to shareholders will be made through further issues of B Shares generally in January and July each year.

At the AGM on May 4, 2005, the directors will recommend an issue of 50 B Shares with a total nominal value of 5.00p for each ordinary share which, together with the interim issue on January 4, 2005 of 31.8 B Shares for each ordinary share, is the equivalent of a total payment to ordinary shareholders of 8.18p for each ordinary share for the year.

For those shareholders who have not elected to redeem or convert their B Shares, a B Share dividend at a rate of 75 per cent of the London Interbank Offered Rate (LIBOR) is payable half yearly in arrears.

**Directors**

Directors who held office during 2004 are listed on page 32 with the exception of Mr D E Baird, Lord Moore of Lower Marsh and Sir John Weston. Following an illness in December 2003, Mr D E Baird resigned as a non-executive director and Chairman of the Company with effect from June 21, 2004. Sir John Weston retired as a non-executive director on December 1, 2004. Lord Moore of Lower Marsh served as Acting Chairman from December 17, 2003 to June 21, 2004. Following Mr D E Baird's resignation on June 21, 2004, Lord Moore served as Chairman on an interim basis until his retirement on December 31, 2004.

Sir John Taylor and Mr I C Conn were appointed as independent non-executive directors with effect from November 5, 2004 and January 20, 2005 respectively. Mr S M Robertson was appointed as a non-executive director with effect from November 5, 2004 and as non-executive Chairman with effect from January 1, 2005.

On his appointment, Mr S M Robertson met the criteria for independence contained in the Combined Code. Before his appointment, he disclosed to the Board his other significant commitments which are described on page 32. He has since retired from the Board of Invensys plc and will be retiring from the Board of Inchcape plc at or before its annual general meeting in 2005. Details of the process followed by the Company in respect of Mr Robertson's appointment are given on page 35.

Under the Company's Articles of Association, one third of the directors are subject to re-election every year, with each director also being subject to re-election at intervals of not more than three years. Any director appointed during the year is separately required to retire and seek re-election by the shareholders at the next AGM. For the last two years, the Board has adopted the approach of requiring all the directors to retire each year and to seek re-election at the AGM. The Board has reviewed this policy and has concluded that it should, in future, adopt the approach contained in the Articles of Association. It will in addition require any non-executive director who has served on the Board for more than nine years to be subject to annual re-election at the AGM. The Board believes that this revised approach is fully consistent with UK corporate governance best practice and is in the interests of the Company and its shareholders. The directors retiring at this year's AGM are the Hon A L Bondurant, Mr J P Cheffins, Mr J M Guyette and Mr A B Shilston. As newly appointed directors Mr S M Robertson, Mr I C Conn and Sir John Taylor will also retire at the AGM in 2005. They all offer themselves for re-election. Sir Robin Nicholson will retire as a non-executive director of the Company at the conclusion of the AGM in 2005 and will not therefore be seeking re-election.

The non-executive directors are appointed by the Board on the basis of recommendations put to it by the nominations committee. All the non-executive directors are considered by the Board to be independent of management and free of any relationship which could materially interfere with the exercise of their independent judgement. The Board reviews the independence of non-executive directors at least annually.

The Board does not accept the view that a non-executive director automatically loses his or her independence after serving as a director for more than three consecutive terms of three years. The Board considers that in a long-term, complex and technologically advanced business, it is essential that non-executive directors have the opportunity to acquire, over a number of years, the experience and knowledge of the business and the sectors within which the Group operates. The Board therefore concluded that Sir Robin Nicholson who has served on the Board for more than nine years remained fully independent during the year.

Lord Moore, who retired on December 31, 2004, had also served on the Board for more than nine years. For the reasons explained above, the Board took the view that he remained fully independent until June 21, 2004 but that on appointment as Interim Chairman, he should no longer be considered as independent. He therefore resigned as a member of the audit and remuneration committees and ceased to be the Company's Senior Independent Director with effect from that date.

The Company has entered into separate Deeds of Indemnity in favour of its directors. The deeds provide substantially the same protection as that already provided to directors under the indemnity in Article 170 of the Company's Articles of Association. The Company has also arranged appropriate insurance cover for legal action taken against its directors.

**Corporate governance**

The Company is committed to the highest standards of corporate governance. The Board confirms that throughout 2004 the Company complied with the provisions of the Combined Code. This report and, where appropriate, the directors' remuneration report, describe how the Board has applied the principles and complied with the provisions of the Combined Code.

**The Board**

The Board currently comprises a non-executive Chairman, a Chief Executive, five other executive directors and eight non-executive directors.

The division of responsibilities between the Chairman and Chief Executive is established in writing and agreed by the Board. This document was revised and updated prior to the appointment of Mr S M Robertson as Chairman.

Following Lord Moore's appointment as Interim Chairman on June 21, 2004, Sir Robin Nicholson was appointed as the Company's Senior Independent Director. He performed this role until February 9, 2005 when he was succeeded by Mr P J Byrom.

Biographical details of the Board, including other significant commitments, are given on page 32.

## Information and Professional Development

On joining the Board, newly appointed directors follow a comprehensive induction programme and receive relevant information on the Group. Over the induction period, new directors visit key sites and meet with the Business Sector Presidents and other employees to gain knowledge and understanding of the Group and its business. In addition, an existing executive director acts as a mentor to each newly appointed non-executive director, providing guidance and information as required.

There is an agreed procedure for directors to take independent professional advice at the Company's expense. This is in addition to the access every director has to the Company Secretary and the General Counsel.

## Board Charter

The Board has approved the following Charter summarising its core responsibilities:

*Primary goal*

Creating value for the long-term investor in the Company is the primary goal of directors and underpins all decisions taken by the Board.

*The Board's tasks*

Consistent with this primary goal, the Board's tasks are to:

- ensure that, when executed, the Group's strategic and financial plans generate shareholder value and that the necessary financial and human resources are in place to deliver those plans. The Board will review and approve major allocations of capital and significant business decisions to ensure that they are fully in line with the primary goal;
- ensure that effective controls are in place to manage risk;
- monitor progress and ensure that the Group's financial and other forms of reporting present an accurate assessment of the Group's position and prospects and are effectively communicated to shareholders and other stakeholders;
- ensure that the Group meets the highest legal and ethical standards;
- evaluate continuously the performance of the Group's senior executives and develop an effective remuneration policy;
- ensure that succession plans are in place for Board directors and senior executives and approve candidates for election to the Board;
- establish the necessary committees to enable the Board to fulfil its Charter; and
- evaluate the effectiveness of the Board and its committees at least annually.

## Operation of the Board

The Board has a schedule of matters reserved to it for decision, which is updated annually. The requirement for Board approval on these matters is understood and communicated widely throughout the Group.

The directors have full and timely access to all relevant information to enable the Board to function effectively.

## Board meetings

The Board met eight times during the year. Details of the directors' attendance are contained in the table below.

## Board committees

Details of the membership of Board Committees and their principal terms of reference are set out on pages 35 and 41. The full terms of reference for these Board committees are available in the Investors section on the Group's website at www.rolls-royce.com. Attendance at the three principal Board committees is shown in the table below.

**Attendance at meetings of the Board and its principal committees in 2004**

| | Board | | Audit | | Nominations | | Remuneration | |
|---|---|---|---|---|---|---|---|---|
| Director | Held* | Attended | Held* | Attended | Held* | Attended | Held* | Attended |
| Mr J P Cheffins | 8 | 8 | | | | | | |
| Mr C H Green | 8 | 7 | | | | | | |
| Mr J M Guyette | 8 | 8 | | | | | | |
| Dr M G J W Howse | 8 | 8 | | | | | | |
| Sir John Rose | 8 | 8 | | | 10 | 10 | | |
| Mr A B Shilston | 8 | 8 | | | | | | |
| Mr D E Baird | 3 | – | | | | | | |
| Hon A L Bondurant | 8 | 8 | | | 10 | 10 | | |
| Mr P J Byrom | 8 | 8 | 4 | 4 | 6 | 6 | 4 | 4 |
| Mr C-P Forster | 8 | 8 | | | 6 | 5 | 4 | 4 |
| Lord Moore of Lower Marsh | 8 | 8 | 2 | 2 | 10 | 10 | | |
| Sir Robin Nicholson | 8 | 7 | 4 | 3 | 10 | 10 | | |
| Mr S M Robertston | 2 | 2 | | | | | | |
| Mr I C Strachan | 8 | 8 | 4 | 4 | 6 | 5 | | |
| Mr C G Symon | 8 | 7 | | | 6 | 6 | 4 | 4 |
| Sir John Taylor | 2 | 2 | | | | | | |
| Sir John Weston | 7 | 6 | | | 6 | 6 | 3 | 3 |

*During the period a director was in office or a member of a committee

## The Group Executive

The Group Executive is responsible for the management of the Group within the strategy determined by the Board. It is chaired by Sir John Rose, Chief Executive, and its other members are:

Mr A Arendt, Chairman Rolls-Royce Deutschland Ltd & Co KG
Mr B Baker, Commercial Director and General Counsel
Mr C E Blundell, Company Secretary and Director of Government Relations
Mr J P Cheffins, Chief Operating Officer
Mr M Cowdry, Director – Services
Mr E T Curley, President – Energy
Mr C H Green, President – Defence Aerospace
Mr J M Guyette, President and Chief Executive Officer of Rolls-Royce North America Inc.
Mr C J Hole, Director of Procurement
Dr M G J W Howse, Director – Engineering and Technology
Dr S Lanyado, President – Marine
Dr M Lloyd, Director – Gas Turbine Operations
Mr J R Rivers, Director – Human Resources
Mr A B Shilston, Finance Director
Mr M J Terrett, President – Civil Aerospace

**Nominations committee**
In 2004 the nominations committee was chaired by Lord Moore of Lower Marsh. With effect from January 1, 2005 the committee was chaired by Mr S M Robertson. Its members were the Hon A L Bondurant, Sir Robin Nicholson and Sir John Rose until May 10, 2004 when Mr P J Byrom, Mr C-P Forster, Mr I C Strachan, Mr C G Symon and Sir John Weston joined the committee to enable all the then non-executive directors to participate in the search and appointment process for a new Chairman. On his retirement from the Board, Sir John Weston ceased to be a member of the committee with effect from December 1, 2004. The committee met ten times during the year. The number of meetings attended by each member is shown in the table on page 34. With effect from February 9, 2005, the membership of the committee comprised the Hon A L Bondurant, Mr P J Byrom, Mr C-P Forster, Sir John Rose, Mr I C Strachan and Mr C G Symon, with Mr S M Robertston continuing to serve as chairman of the committee.

In the first quarter of each year the committee reviews the performance of each director. The performance of the Chairman is appraised annually at a meeting of the non-executive directors chaired by the Senior Independent Director.

The committee also leads the annual process which enables the Board to evaluate the effectiveness of its performance. This involves the completion of a written questionnaire by all directors of the Company. The results of this exercise are subsequently reviewed by the Board.

The committee makes recommendations to the Board on the appointment of executive and non-executive directors and on the membership of Board committees. It is assisted in the former task by external recruitment consultants. The committee reviews succession planning for appointments to the Board and to other senior positions within the Group. In the case of the appointment of Mr S M Robertson as Chairman, the committee confirms that an external consultancy was used to assist with the search process. The committee also prepared a detailed job description and made an assessment of the time commitment required.

In carrying out its tasks, the committee gives careful consideration to the balance of skills required on the Board, including the need to reflect diversity, international experience and managerial and business skills. Before recommending any appointment to the Board, the committee satisfies itself that the appointee will have sufficient time available to discharge his or her responsibilities effectively.

**Remuneration committee**
The remuneration committee's membership and principal terms of reference are set out in the directors' remuneration report on pages 41 to 51. The committee met four times during the year. The number of meetings attended by each member is shown in the table on page 34.

**Audit committee**
The audit committee consists exclusively of independent non-executive directors and is chaired by Mr P J Byrom who has recent and relevant financial experience. In 2004, its other members were Sir Robin Nicholson and Mr I C Strachan. Lord Moore served on the committee until June 21, 2004. Mr I C Conn became a member of the committee with effect from January 20, 2005. The committee met four times during the year. The number of meetings attended by each member is shown in the table on page 34.

The committee has responsibility for reviewing the Group's financial reporting and accounting policies, including major announcements to the London Stock Exchange and the Group's approach to International Financial Reporting Standards. It is also responsible for the relationship with the external auditors and for the internal audit function, which is termed Business Assurance. In addition, it reviews the Group's procedures for detecting, monitoring and managing the risk of fraud.

The committee is responsible for recommending to the Board the appointment of the external auditors. It is also responsible for reviewing the scope of the audit, approving the audit fee and, on an annual basis, satisfying itself that the auditors are independent.

In addition, the committee is responsible for assessing the Group's internal controls and its systems for assessing and mitigating financial and non-financial risk.

In order to safeguard auditor independence and objectivity, the following policy is applied in relation to services provided by the auditors:

*Audit related services* – these are undertaken by the auditors as it is work that they must, or are best suited, to perform. It includes formalities relating to borrowings, shareholder and other circulars, risk management services, various regulatory reports and work in respect of acquisitions and disposals.

*Tax, accounting and mergers and acquisitions* – The auditors are used for this work where they are best suited to undertake it. All other significant consulting work in these areas is put out to tender.

*All other advisory services/consulting* – The auditors are generally prohibited from providing these services.

Throughout the year the committee monitors the cost of non-audit work undertaken by the auditors and is, therefore, in a position to take action if at any time it believes that there is a risk of the auditors' independence being undermined through the award of this work.

The committee reviews and approves the Business Assurance work programmes and ensures that this function is adequately resourced and co-ordinated with the work of the external auditors.

**Risk committee**
The risk committee is chaired by Sir John Rose and its other members are Mr J P Cheffins, Mr C H Green, Mr J M Guyette, Dr M G J W Howse and Mr A B Shilston. The committee is responsible for the Group's risk management and for reporting to the Board key risks and the associated mitigating actions.

**Political donations**
In line with its established policy, the Group made no political donations during 2004.

**Communication with shareholders**
The Company attaches importance to the effectiveness of its communications with shareholders. It publishes an Annual review and summary financial statement as well as a full Annual report. There are also separate reports for Environment and Community Relations.

The Company maintains a regular dialogue with institutional shareholders including making presentations to them after the preliminary and interim results. In October 2004, the Company held a major investors' seminar in New York at which the Presidents of the Business Sectors and other senior executives described the Group's businesses and key strategic priorities. All shareholders can gain access to these and other presentations, as well as to the Annual report and other information about the Group, on the Group's website at www.rolls-royce.com.

Holders of ordinary shares may attend the Company's AGM at which the Company highlights key business developments during the year and at which shareholders have an opportunity to ask questions. The chairmen of the audit, remuneration and nominations committees are available to answer any questions from shareholders on the work of their committees.

The Company confirms that it sends the AGM notice and relevant documentation to all shareholders at least 20 working days before the date of the AGM. For those shareholders who have elected to receive communications electronically, notice is given of the availability of documents on the Group's website.

Responsibility for maintaining regular communications with shareholders rests with the executive management team led by the Chief Executive. However, the Board is informed on a regular basis of key shareholder issues, including share price performance, the composition of the shareholder register and City expectations. Independent research is commissioned annually into institutional shareholder perceptions of the Group. The Senior Independent Director and the non-executive directors also have the opportunity to meet with shareholders as appropriate.

## Internal controls and risk management

### Directors' responsibilities

The directors are responsible for the Group's system of internal control and for maintaining and reviewing its effectiveness from both a financial and operational perspective. The system of internal control is designed to manage, rather than eliminate, the risk of failure to achieve business objectives and to provide reasonable but not absolute assurance against material misstatement or loss. The Group's approach to internal control is based on the underlying principle of line management's accountability for control and risk management.

In reviewing the effectiveness of the system of internal control, the Board has taken account of the results of all the work carried out to audit and review the activities of the Group.

There is an ongoing process to identify, assess and manage risk, including those risks affecting the Group's reputation. This process is subject to continuous improvement and has been in place throughout the financial year to which these statements apply and up to the date of their approval.

The Board has reviewed the risk management process and confirms that it complies with the Turnbull Committee Guidance on Internal Control.

The Board has a risk committee, chaired by the Chief Executive, with specific accountability for the system of risk management and for reporting key risks and their associated mitigating actions to the Board. Details of the membership of the committee are set out on page 35.

### Organisation

The Group has a clearly defined organisational structure within which operational management have detailed responsibilities and levels of authorisation, supported by written job descriptions and operating manuals.

Rolls-Royce also has a code of business conduct which lays down the principles to be followed by employees in the course of conducting business. The code also gives guidance to support achievement of the required standards. Additionally, confidential reporting lines enable UK and US employees to report, outside the normal management chain, any concerns they may have with regard to business conduct.

### Risk management system

The risk management system is an integral part of management's approach to delivering business objectives and is a systematic process designed to identify, assess, treat, manage and communicate risks. It also provides a method of escalation and delegation to the appropriate level within the organisation and ensures actions are owned, defined, resourced and effective.

Management is responsible for the ongoing identification and evaluation of significant risks within their areas of responsibility and, using a common process, for the operation of suitable controls or mitigation actions. Risks are recorded in regularly updated risk registers operating at all levels of the organisation and are continuously reviewed and monitored. During the review processes, significant emphasis is placed on learning from and sharing prior experience. Risks may arise from a variety of internal and external sources. They may be associated with regulations, customer requirements and competitor actions or could result from the capability of the processes used to execute the business or from external and largely unpredictable events, such as terrorist activity or war.

Risks, irrespective of source, are managed through processes operated by project and functional teams. Management reports regularly to the risk committee on its view of risks and how they are managed, so that the Board can then consider and review these risks in terms of their potential impact.

Management has continued to perform comprehensive risk reviews for all key projects, programmes and business change plans. In addition, all the processes operated by the Group are subject to continuous improvement, including the risk management process itself.

### Systems of internal control

The general managers of individual businesses are aware of their responsibility to operate systems of internal control which provide reasonable assurance of effective and efficient operations, reliable financial information and compliance with laws and regulations. Financial managers are required to acknowledge in writing that their routine financial reporting is based on reliable data and that their results are properly stated in accordance with Group requirements.

The Group has a comprehensive budgeting system with an annual budget approved by the Board. Revised forecasts for the year are reported at least quarterly. Actual results are reported monthly against budget and variances reviewed.

The activities of the Group are subject to review by the Department of Risk, including Business Assurance and Project Risk Assessment, and the assurance functions of Health, Safety and Environment, Quality and Engineering. These functions operate to work programmes agreed by the appropriate Board member.

The Business Assurance function, which works closely with the external auditors, undertakes a programme of financial and operational audits and reviews agreed by the audit committee and covering all Group activities. The programme includes independent reviews of the systems of internal control and risk management. Findings are reported to the audit committee four times a year and to the risk committee twice a year.

### Corporate Social Responsibility

The Group continues to attach importance to the pursuit of excellence as a responsible corporate citizen in its operations throughout the world and to develop its approach to Corporate Social Responsibility (CSR). By far the greatest contribution the Group makes in this area comes from the wealth created by maintaining highly skilled jobs which arise from its business activities. The Board believes that progress in CSR will deliver competitive advantage and will contribute to the Group's long-term success. The Group has well-developed policies on issues such as health, safety and environment, supply chain, charitable donations, community involvement, employment policy and employee learning and development. Details of these policies are set out on pages 37 to 39. During the year, the Group's strengthened performance in CSR was recognised by the Group's ranking in 10th position in the 2003 UK's Business in the Community Corporate Responsibility Index and by its continued inclusion in the Dow Jones Sustainability Index.

**Supply chain**
Through its supplier quality system 'Supplier Advanced Business Relationships' (SABRe), Rolls-Royce makes its approved suppliers aware of the performance standards expected of them. SABRe includes a Supplier Code of Conduct which was amended in 2004 to refer more explicitly to Health, Safety and Environment issues. The Code is being communicated to suppliers through a series of environmental conferences and an external newsletter. Group CSR issues affecting suppliers are evaluated on a regular basis, as is the performance of individual suppliers. In addition, supplier evaluations are also taking place on a prioritised basis. The Supplier Code of Conduct is supported by an equivalent internal Rolls-Royce Purchasing Code of Conduct to ensure consistency of approach.

An annual review takes place to ensure that Rolls-Royce Corporation in the USA continues to meet US Government requirements to source from the required quota of small and disadvantaged businesses.

**Health, Safety and Environment (HS&E)**
The HS&E committee, chaired by the Chief Executive, is responsible for policy development and assurance; setting Group objectives and targets; performance review; management system review; and reporting. The Group is supported by the Environmental Advisory Board (EAB), the membership of which includes external members who are respected authorities in their fields. The EAB reviews and makes independent recommendations on the environmental and sustainability aspects of the Group's activities.

The Major Incident Board, chaired by the Chief Operating Officer, reviews incidents to make sure that the lessons learnt are effectively communicated throughout the Group. Incidents considered during the year related to a diesel spill at the Bristol site, a fire at the Indianapolis plant and an engine handling incident at the civil aerospace test facility in Derby.

The corporate HS&E audit programme provides an independent assessment of the level of implementation of the Group's HS&E management system. Several HS&E audits were completed in 2004, covering operations in the UK, Germany, Norway, South Korea and North America. Good progress continues to be made with the implementation of the Group-wide standard for an integrated HS&E management system. HS&E reviews were also undertaken at joint venture operations in South East Asia and at selected suppliers in China.

During 2004, the environment report *'Powering a better world'* confirmed the successful achievement of the challenging five year targets, set in 1998, covering key performance indicators for HS&E. Following on from this, new three year targets have been set covering energy use, solid waste, solid waste recycling, hazardous liquid waste and lost time injury rate. Programmes are also in place aimed at producing a significant change in performance in these areas. The Group is continuing to work with Deloitte and Touche LLP, who provided external assurance of the 2003 environment report. An update, containing data for 2004 and progress against the targets, will be published on the Rolls-Royce website during 2005.

The Group operates three sites in the UK, which manufacture, test and support nuclear reactor cores for Royal Navy submarines. The Group continues to maintain a strong health, safety and environmental record at these sites.

**Health and safety management**
The Group experienced no work related fatalities during 2004. Efforts continue to improve our performance on health and safety, with a particular focus on noise induced hearing loss and manual handling.

**Environment**
Businesses in the Group are certified to the international environmental management systems standard ISO 14001. It is the Group's aim that any newly acquired business should achieve certification within two years of acquisition.

During the year, the Group was placed first in its business sector amongst those companies completing the 2003 Business in the Environment (BiE) index of corporate environmental management and 32nd out of a total of 177 participants.

The Group continues to participate in the UK carbon dioxide emissions trading scheme and the Chicago Climate Exchange (CCX). Under these initiatives, the Group has accepted targets for the reduction of carbon dioxide emissions from its operations in the UK and North America. Setting and meeting challenging energy reduction targets will support the Group's involvement in this initiative. During 2004, the Group exceeded its obligations to reduce its emissions under the UK emissions trading scheme and was able to sell some emissions units, further enhancing the cost saving benefits of energy reduction.

In our latest Environment Report, published in 2004, the Group presented information relating to steps being taken on reducing the overall environmental impact of its manufacturing operations worldwide. Our performance against targets between 1998-2003 is shown in the following table:

| Our targets | Target | Achieved |
|---|---|---|
| Reduce annual energy consumption by the end of 2003 relative to 1998 levels | 10% | 25% |
| Reduce greenhouse gas emissions by the end of 2003 relative to 1998 | 10% | 32% |
| Reduce the use of solvents per year up to end of 2003 | 10% pa | 32% pa |
| Implement strategies to phase out the use of asbestos, cadmium, hexavalent chromium and solvents | Implement strategies | Some implemented |
| Reduce water consumption by 2003 relative to 1998 | 10% | 33% |
| Reduce the production of solid waste by the end of 2003 relative to 1998 | 10% | 21% |
| Increase the proportion of waste sent for recycling or recovery by the end of 2003 | 50% | 50% |

The Group has continued to make excellent progress in improving the environmental performance of its products. This has been made possible by sustained investment in technology development. Over £3 billion has been invested in research and development during the last five years, mainly to create new products with increased efficiency and reduced emissions. During 2004, Rolls-Royce was selected as one of the two engine suppliers for the Boeing 787 Dreamliner. The Trent 1000 engine, being developed for this aircraft, will have outstanding environmental performance, in line with or exceeding long-term published targets. The Group continues to be involved in a number of industry-wide initiatives at national and international level aimed at improving the environmental performance of power systems.

## Occupational Health

The Group provides a preventative Occupational Health service to its employees which focuses on how individuals' health can affect their work and how their work can affect their health.

Occupational Health continues to concentrate on four main areas of rehabilitation, education, health promotion and monitoring. The Group's objective is to provide a 'modern, forward looking Occupational Health service recognised for delivering best practice'. The priority in rehabilitation is for early intervention and active management of cases. A new training course for managers, entitled CARE, has been developed to assist managers in coping with absence and rehabilitation effectively. Health promotion campaigns delivered at major locations worldwide during 2004 included prostate cancer awareness, a travel health week and a low back pain awareness week. The Group sets stringent occupational health related objectives and targets for reducing occupational disease and work related ill health. A campaign to reduce noise induced hearing loss was launched in 2004.

The Group's approach to managing workplace pressure continues to evolve and is recognised as an example of best practice by the Health and Safety Commission and in other external publications. Dr Ian Lawson, the Group's Chief Medical Officer, has recently been appointed President of the Society of Occupational Medicine.

## Employment policy

The number of Group employees at the end of the year was 35,372 (2003 35,214).

The Group's employment policies and practices support overall business objectives by motivating and developing employees to meet the requirements of the business and its customers. Policies continue to be reviewed and developed to support the changing needs and international nature of the business.

A strong emphasis is placed on effective worldwide employee communications and each business has its own programme of communication adapted to its particular needs.

The Group consults with employees and employee representatives on a wide range of topics relating to its overall business objectives. Regular meetings are held in each business to discuss opportunities and issues of common interest. In recent years, senior employee representatives have worked closely with management to improve the quality of consultation and communication, resulting in a jointly agreed framework. A Company and Union Forum is now held at least twice a year involving senior management and employee representatives from across the Group followed by supporting communication in each business.

In 2004, senior management representatives and a special negotiating body of employee representatives agreed to broaden this process through the introduction of a Global Council in 2005 covering all employees in the Group.

The Group is investing in new manufacturing facilities in Derby, Hucknall and Bristol in addition to further investment in the plant at Barnoldswick. A new facility at Inchinnan in Scotland officially opened during 2004. Following consultation with employee representatives, agreement was reached on the introduction of Modern Working Practices at all these locations. Plans have also been announced to invest in a new facility at East Kilbride and to invest in the existing plant at Indianapolis. Discussions are currently in progress with employee representatives at both locations on the new working practices required to support the business cases for investment.

The Group has further developed its capability to support the redeployment, training and career management of employees through a network of Resource Centres.

The Group has also helped to redeploy employees affected by restructuring and redundancy across the Midlands through the involvement of more than 30 organisations in a new partnership approach. In 2004 the Company was reaccredited under the Investor in People Standard.

The Group has a strong equal opportunities policy and recognises the importance of developing a diverse and inclusive workforce. It continues to support initiatives to attract more women and people from ethnic minorities to pursue careers in engineering. A new global policy and framework for Diversity and Equality was developed and introduced in 2004 in consultation with employee representatives.

The Group's policy is to provide, wherever possible, employment, training and development opportunities for disabled people. It is also committed to supporting employees who become disabled and to helping disabled employees make the best possible use of their skills and potential.

The Group is committed to encouraging employee share ownership. All employees are regularly invited to participate in Sharesave plans and have committed to save over £100 million to buy shares in the Company. In addition, UK employees can receive part of their annual bonus in Company shares and can make monthly share purchases from their gross salary, in accordance with statutory arrangements.

## Learning and development

The Group continues to invest in improving individual and business capability by offering development opportunities and training programmes for employees, customers, suppliers and people within the communities in which it operates. The Group has a strong tradition of succession planning driven by development cells in all businesses and functions. During 2004, the leadership programmes which support career progression have been redesigned to reflect the evolving needs of the business.

In 2004 the Group implemented the Rolls-Royce Development System to standardise across its worldwide operations the processes for performance management, succession management, and individual and organisational development.

The Group has continued to develop the Rolls-Royce Learning System which sets frameworks for leadership, continuing professional development and business and operations management. Working with academic partners across the world, the Group has a broad range of programmes that cover managerial, professional, technical and operating skills. Leadership and technical programmes have been designed to support the businesses in improving their processes as part of the Group's drive for Process Excellence.

In 2004, the Group spent £30 million on the education and training of employees and recruited 170 graduates and 109 apprentices and technicians. In addition, there were 364 undergraduate students in the Group for training periods of between two and 12 months. At the end of 2004, there were 288 graduates on formal training programmes and 330 apprentices and technicians worldwide.

Working on local community projects forms a key part of development programmes for trainees and managers. These projects involve working with external partners in education, the arts, the environment and regeneration. Support for local communities also includes free places on internal programmes and support for local schools.

The Group continues to work closely with schools, colleges and universities to promote science, technology and enterprise. Its policy is to work with government, local and national institutions and education establishments to widen students' experience of industry and promote careers in the aerospace, marine and energy sectors. In 2004, the Group launched the Rolls-Royce Science

Prize to promote and reward teamwork in science teaching in schools and colleges in the UK and Republic of Ireland. It also piloted Profitable Pursuit, a business simulation to stimulate enterprise education in schools.

The Group supports a wide range of education projects and initiatives including Open Industry, Specialist Schools, Education Action Zones, Science and Engineering Ambassadors, 'Pack to school' for underprivileged children and Building the Innovation Generation to promote engineering education in schools.

The Group's profile as an employer of choice for graduates has further strengthened in the UK, as evidenced by the results of a recent leading national survey.

The Group has continued to support our supply chain and our customers with development programmes. In the supply chain, this has included training in people development and business improvement techniques. We have supported our customers and related government departments with management and business education. For example, the Group led an initiative to establish the British University of Dubai which was opened in 2004. Through the UK government's Chevening scheme, the Group also sponsored students from Brazil, China, India, Indonesia, Malaysia and Taiwan.

**Community investment**

Charitable donations are an integral part of the Group's involvement in the community. In 2004, the Group's total charitable donations amounted to £969,000. The Group community investment committee was established in 2003 to oversee the implementation and operation of the Group's policy on charitable donations. Following a review of its status in 2005, it was decided that in future it should operate as an executive committee reporting to the Board.

The committee is supported by a series of national committees and operates within the following policy:

'As a forward-looking, innovative and global company, Rolls-Royce Group plc is committed to being a good corporate citizen in its operations throughout the world. The Group's policy on donations is to direct its support primarily to causes with educational, engineering and scientific objectives, as well as to social objectives connected with the Group's business and place in the wider community.'

During 2004, charitable donations in the UK amounted to £501,000. They included continuing support for Greater Bristol Community Foundation, Open Industry and the Institute of Physics. In response to the tsunami disaster in South East Asia, the Group provided £250,000 to the disaster appeal and committed a further £250,000 in additional funding to match employee donations.

Elsewhere, the Group has made charitable donations amounting to £468,000 in those countries in which it has a significant presence. In North America, this included support for the work of United Way, Habitat for Humanity and The Smithsonian National Air and Space Museum. In Germany, the Group supported a range of charities including World Children's Day in Berlin. In the Nordic countries it supported a number of local sports and arts-based projects.

A list of the principal donations made in 2004 is available on written request to the Company Secretary.

In addition to our charitable donations, contributions of £1,317,000 were made to projects through the Group's corporate sponsorship committee, individual business groups and through educational programmes.

The Group has a long and successful history of community involvement. As part of its commitment to being a good corporate citizen, it assists the communities in which its businesses operate and its employees live and work. Employees are also encouraged to play their own role in the community. This community involvement is designed to support the Group's values of reliability, integrity and innovation and is directed towards supporting education, the environment, the arts and economic and social regeneration.

The Group published its first Community Report in 2004, which illustrated the range of support given to community based organisations and projects. Examples of activities in 2004 include:

- sponsoring ViVA, an orchestra resident in Derby, through which the Group supports concert giving and music education programmes in schools;
- continuing a UK-wide partnership with The Prince's Trust to support its team and business start-up programmes;
- developing an environmental education project with The National Forest Company; and
- Indianapolis-based employees supporting Habitat for Humanity by helping to construct a home for a local family.

The Group also finances the administration of the Payroll Giving Scheme for UK employees. In 2004, the scheme helped employees to make donations of over £388,000 to over 200 charities of their choice. The scheme, which was relaunched in 2004, has achieved a level of UK employee participation of 16 per cent, one of the highest in the country.

As part of community investment activities, employees are encouraged to take up opportunities for development within local community based projects around our sites. Examples include:

- education business partnerships running successful mentoring and literacy programmes for school pupils;
- participating in the UK's Science and Engineering Ambassadors Scheme;
- trainees undertaking community projects as part of their training programmes;
- providing support to employees who are school governors; and
- working with organisations such as The Prince's Trust and Young Enterprise to provide business mentors and advisers.

The Group is able to offer support in-kind to local initiatives. This may include the provision of places on in-house training programmes; the donation of surplus computer equipment and furniture; and offering the free use of meeting rooms and premises.

The Group is a member of Business in the Community and actively supports Common Purpose programmes across the UK. These two organisations aim to promote greater business awareness and involvement in wider community issues and encourage greater employee participation.

**Going concern**
After making enquiries, the directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

**Share capital**
The following have a notifiable interest in the Company's ordinary shares at February 9, 2005:

| | % of issued ordinary share capital |
|---|---|
| BMW AG | 9.21 |

**Authority to purchase own shares**
At the AGM in 2004 the Company was authorised by shareholders to purchase up to 167,764,988 of its own ordinary shares representing ten per cent of its issued ordinary share capital as at February 11, 2004. The Company did not utilise this authority during 2004.

The authority for the Company to purchase its own shares expires at the conclusion of the AGM in 2005 and a resolution to renew it will be proposed at that meeting.

**Auditors**
A resolution to reappoint the auditors, KPMG Audit Plc, and to authorise the directors to determine their remuneration, will be proposed at the AGM.

By order of the Board



**Charles Blundell**, Company Secretary
February 9, 2005

# Directors' remuneration report
# information not subject to audit

This report provides the information required by the Directors' Remuneration Report Regulations 2002 (the Regulations). It also describes how the principles of the Combined Code in relation to executive directors' remuneration are applied by the Company. The Company confirms that it complies with the requirements of the Combined Code.

The Group operates in a highly competitive, international market. Its business is complex, technologically advanced and has long time horizons. The Group is committed to achieving sustained improvements in performance and this depends crucially on the individual contributions made by the executive team and by employees at all levels. The Board therefore believes that an effective remuneration strategy plays an essential part in the future success of the Group by providing incentives which create a close identity of interest with shareholders.

A resolution will be put to shareholders at the Annual General Meeting (AGM) on May 4, 2005 inviting them to approve this report.

**The remuneration committee**

The remuneration committee has responsibility for making recommendations to the Board on the Group's policy towards executive remuneration. The committee determines, on the Board's behalf, the specific remuneration packages of the executive directors and a number of senior executives. A copy of the committee's terms of reference is available in the Investors section on the Group's website at www.rolls-royce.com.

The committee consists exclusively of independent, non-executive directors. It was chaired by Mr C G Symon throughout the year and its other members were Mr P J Byrom and Mr C-P Forster. Sir John Weston served as a member of the committee until his retirement from the Board on December 1, 2004. With effect from February 9, 2005 the membership of the committee was changed and it currently comprises the Hon A L Bondurant, Mr P J Byrom, Mr C-P Forster and Sir John Taylor, with Mr C G Symon continuing to serve as chairman of the committee.

In 2004 Lord Moore of Lower Marsh and Sir John Rose attended meetings by invitation but were not present during any discussion of their own emoluments.

The committee met on four occasions in 2004 and details of members' attendance are set out on page 34.

**Advice to the remuneration committee**

The committee appoints its own consultant to provide it with independent advice. During 2004 the committee's consultant was Mercer Human Resource Consulting (Mercer). Mercer also provided advice to the Group on insurance and pension matters.

The committee may also call for information and advice from other advisers inside and outside the Group. In 2004, Lord Moore and Sir John Rose made recommendations to the committee relating to the performance of their direct reports and on the appropriateness of particular remuneration proposals to the Group's needs. Internal support was provided primarily by the Director – Human Resources, Mr J R Rivers, advised by Deloitte & Touche LLP. The Company Secretary, Mr C E Blundell, also provided support to the committee. Ad hoc advice has been provided by employees from Human Resources, Finance and Business Development when required.

The committee also received advice on remuneration matters from Deloitte & Touche LLP and the Company's lawyers, Freshfields Bruckhaus Deringer. During 2004, Deloitte & Touche LLP also advised the Group on corporate tax, transfer pricing and customs duties.

**Remuneration policy**

**The policy framework**

The Board has adopted, on the recommendation of the committee, a remuneration policy reflecting the following broad principles which it will continue to apply in 2005:

i) the remuneration of executive directors and other senior executives should reflect their responsibilities and contain incentives to deliver the Group's performance objectives; it must also be capable of attracting and retaining the individuals necessary for business success;

ii) a significant proportion of total remuneration should be based on Group and individual performance, both in the short and long term; and

iii) the system of remuneration should establish a close identity of interest between senior executives and shareholders through measures such as encouraging the acquisition of a significant shareholding in the Company.

The policy takes into account pay and employment conditions elsewhere in the Group.

The committee regularly reviews both the competitiveness of the Group's remuneration structure and its effectiveness in incentivising executives to enhance value for shareholders over the longer term. It considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the Group's business environment and in remuneration practice.

**The main components of remuneration**

The main components of remuneration comprise: base salary, annual incentive arrangements, long-term share based incentives and pension and life assurance benefits. Executive directors and senior executives are also entitled to a company car or car allowance, private medical insurance, financial counselling and, in the case of Mr J M Guyette, a housing allowance.

The committee considers that there should be a continuing emphasis on those elements of remuneration, such as annual and long-term incentives, which directly influence the performance of senior executives.

**Base salaries**

In determining the relative importance of these elements of remuneration, the committee believes that base salaries should be set at levels required to recruit and retain high quality senior executives.

The committee believes that base salaries should be set with reference to the median-level of the relevant marketplace. All salary increases must be justified on the basis of performance and are not automatic.

Other benefits are generally at the median of market practice.

**Annual incentives**

Performance-related incentive plans should provide the opportunity of increasing total earnings to the upper quartile of the marketplace if performance justifies it. Executive directors and senior executives participate in the Annual Performance Related Award plan (APRA). Under APRA as operated in 2004, they were eligible for awards of up to 80 per cent of base salary on the achievement of predetermined targets. In the case of the Chief Executive the maximum was 100 per cent. It is possible for these maximum awards to be increased by 20 per cent to reflect exceptional personal performance. APRA awards do not form part of pensionable earnings. The APRA performance targets set by the committee are based on the Group's annual operating plans. For 2004, the measures for executive directors included underlying profit, average cash balance, cash flow and personal performance through specific personal objectives. Forty per cent of any APRA bonus depends on personal performance against these specific objectives. In the case of Mr C H Green, who is a member of the Board, the award also reflected the performance of the business sector for which he is responsible. All executive directors therefore have a high proportion of their annual remuneration at risk. For the Chief Executive, his 100 per cent maximum bonus opportunity means that up to 50 per cent of his combined basic pay and bonus is directly related to annual financial and personal performance. In 2004 the level of achievement against the financial measures was sufficient to generate the maximum level of bonus for individual participants who also achieved all their personal objectives.

In 2005, to emphasise the importance of the corporate result, the APRA bonus pool available for distribution to all participants will be generated solely by the financial performance of the Group and no bonus will be paid to any participant unless the Group achieves predetermined performance targets. These continue to be based upon profit and cash.

In previous years, for participants employed within business sectors, the pool was generated partly by Group performance and partly by the business sector; the performance of the business sector remains a factor in that it determines the extent to which executives employed in a business sector have access to the pool created by corporate performance.

Performance against personal objectives will also be a factor in determining total payments from the pool for all participants.

There is a long-term incentive element in APRA as one third of the value is delivered in the form of a deferred award in the Company's shares. A participant who is granted a deferred share award under APRA must normally continue to hold these shares and remain an employee of the Group for two years from the date of the award in order to retain the full number of shares, although shares will be released early in certain circumstances including retirement or redundancy.

The value of any deferred share awards is derived from the annual bonus criteria and is therefore dependent on Company and business financial performance; the release of deferred share awards is not dependent on the achievement of any further performance conditions. The deferred share element operated for 2004, resulting in the share awards described on page 46. The committee intends to maintain the deferred share element in respect of 2005 and future years. This arrangement provides a strong link between performance and remuneration, promotes a culture of share ownership amongst the Group's senior management and encourages decisions in the long-term interest of shareholders.

The same targets set for APRA are used for the All Employee Bonus Scheme which enables all employees worldwide to receive a bonus of up to two weeks' pay, based on corporate and business performance.

A deferred share incentive plan (DSIP) was operated for 2002 which was restricted to a small number of key executives, including executive directors. No awards under the DSIP were made in 2004 and it is not intended that the plan will be operated again. DSIP grants made in 2002 have not yet vested.

**Long-term incentives**

In 2003 the committee completed a review of long-term incentive arrangements and concluded that the introduction of a new plan, the Rolls-Royce Group plc Performance Share Plan (PSP), would provide stronger incentives to improve Company performance than executive share options. Shareholders gave their approval to the introduction of the PSP at the 2004 AGM. In light of this, the committee does not intend to make further grants under the Rolls-Royce 1999 Executive Share Option Plan.

**Rolls-Royce Group plc Performance Share Plan**

The PSP has the following principles:

- annual grants of awards in respect of a given number of shares to each participating executive;
- a three-year performance period;
- the number of shares released is dependent on the achievement of pre-determined corporate performance criteria;
- the release of the shares is contingent on the executive's continued employment within the Group during the performance period (except in specified circumstances such as retirement or redundancy. In these circumstances or on a change of control, shares can only be released pro rata to service during the performance period and only to the extent justified by performance against the criteria);
- there is no re-testing of performance criteria and no automatic vesting in the event of a take-over; and
- executives are required to retain at least one half of any released shares after tax until they retire from the Group.

The performance criteria established by the remuneration committee are intended to incentivise performance against three measures considered to be particularly important in generating shareholder value. These measures are cash generation, earnings and total shareholder return. The performance criteria are as follows:

No shares will be released unless the growth in the Company's Earnings Per Share (EPS), as defined by Financial Reporting Standard 14 (FRS 14), exceeds the UK retail price index by three per cent per year over the performance period.

The number of shares released (if any) will be determined in accordance with Cash Flow Per Share (CPS) targets, which will not be adjusted for inflation.

*CPS is defined as:*

Cash flow after interest, taxation and capital expenditure, but before cost of business acquisitions or proceeds of disposals and dividends, divided by the weighted average number of shares in issue calculated in accordance with FRS 14.

Shareholders have authorised the committee to set CPS performance targets for future grants provided that, in the committee's reasonable judgement, the targets are no less challenging in the light of the Group's business circumstances and its internal forecasts than the targets for the initial grant in 2004 as approved by shareholders.

The following CPS targets will apply to the grants to be made in 2005:

| Aggregate CPS over three-year performance period | Percentage of maximum award released |
|---|---|
| 52p | 30% |
| 69p | 100% |

The committee believes that these CPS targets are no less challenging than those applied in 2004 and that the performance necessary to achieve the awards towards the upper end of the range is particularly stretching. They should not, therefore, be interpreted as providing guidance on the Group's expected performance over the relevant period.

Intermediate levels of performance will attract pro rata releases. The shares released will be determined by the total CPS generated over the three-year period.

The Company's Total Shareholder Return (TSR) over the performance period will be compared with the TSR of the companies constituting the FTSE 100 index on the date of grant. This comparison will be carried out by an external independent agency. If the Company's TSR exceeds the median of that group of companies, the number of shares due to be released to an executive following achievement of the EPS and CPS targets will be increased by 25 per cent.

EPS and TSR performance measures are calculated from a base year which is the year before grant.

It is intended that the Chief Executive will receive annual grants of shares with a market value at the time of grant of 100 per cent of his annual salary. In accordance with the principles above, exceptional performance could result in shares being released which are equivalent to 125 per cent of his salary at the time of grant. In the case of other executives it is intended that the annual grant will be 66.6 per cent for executive directors and 50 per cent for other members of the Group Executive. The PSP permits grants up to 200 per cent of annual salary.

The PSP is designed to provide awards which are at the median of the marketplace for UK companies of similar size and complexity to the Company. It will also be applied to other executives below Board level with awards being made on a pro rata basis.

In line with the committee's established policy, it is envisaged that existing issued shares will be used to satisfy awards, but in order to provide flexibility, the PSP rules permit the issue of new issue shares, within standard limits.

### Executive share option plan

Following the introduction of the PSP it is not intended to continue the practice of granting executive share options.

The exercise of options granted prior to the introduction of the PSP is subject to a performance condition that the Company's growth in EPS, as defined by FRS 14, must exceed the UK retail price index by an average of three per cent per annum over a rolling three-year period. These performance conditions apply to all the executive directors. Achievement of the EPS target is reviewed annually by the committee.

In 2001, in order to help meet a series of demanding challenges, key members of the executive team, including the executive directors, received a larger than normal level of grant. As described in the Company's 2001 Annual Report, this award had more demanding performance criteria and personal share ownership requirements (see pages 49 and 50).

### Long-term incentive plan

The Company has in place a long-term incentive plan, the Rolls-Royce Restricted Share Plan, which was approved by shareholders in 1997. There are no grants outstanding under this plan. It is not intended that further grants be made.

### Share retention policy

The committee requires participants in the PSP to retain at least one half of any shares released from the PSP until their retirement, except that shares may be sold within one year before the normal or agreed retirement date or on leaving for any other reason once a committed date has been agreed. This exception is intended to ensure that participants are not disadvantaged under Capital Gains Tax rules on leaving employment.

### All employee share plans

The committee believes that share-based plans make a significant contribution to the close involvement and interest of all employees in the Group's performance. Executive directors are eligible to participate in the Company's all-employee share schemes on the same terms as other employees. There are three main elements to these arrangements:

i) the Sharesave Scheme – a savings-related share option scheme available to all employees. This scheme operates within specific tax legislation (including a requirement to finance the exercise of the option using the proceeds of a monthly savings contract). The exercise of the option is not subject to the achievement of a performance target;
ii) the 'Free Share' element of the Share Incentive Plan, under which UK employees receive shares of up to the equivalent of one week's pay as part of the Company component of any bonus paid for 2004; and
iii) the 'Partnership Share' element of the Share Incentive Plan under which UK employees may make regular purchases of shares from pre-tax income.

### International Financial Reporting Standards

The committee intends to work closely with the audit committee to monitor and react appropriately to any impact which the introduction of International Financial Reporting Standards may have on the performance measures under annual and long-term incentive plans.

### Service contracts

The committee's policy is that executive directors appointed to the Board are offered notice periods of 12 months. The committee recognises that in the case of appointments to the Board from outside the Group, it may be necessary to offer a longer initial notice period, which would subsequently reduce to 12 months after that initial period.

The committee has a defined policy on compensation and mitigation to be applied in the event of a UK director's contract being prematurely terminated. In these circumstances, steps are taken to ensure that poor performance is not rewarded. When calculating termination payments, the committee takes into account a range of factors such as age, length of service contract and the director's obligation to mitigate his or her own loss.

Sir John Rose and Mr C H Green have service agreements with Rolls-Royce plc dated December 4, 1992 and March 1, 1991 respectively. Rolls-Royce plc has the discretion to terminate the service agreement by paying salary and the value of all other contractual benefits in lieu of notice or pro rata in lieu of any unexpired period of notice. As a result of the voluntary agreement of Sir John Rose and Mr C H Green, with effect from January 1, 2004, the notice required to be given by Rolls-Royce plc reduced from 24 months to 12 months. The written notice required to be given by Sir John Rose and Mr C H Green remains six months. In the event of the executives' contracts being terminated by Rolls-Royce plc other than in accordance with the contracts' terms, they are entitled to receive a liquidated sum calculated as 12 months' salary and benefits. Performance related payments are not covered under this arrangement, although an annual bonus may be paid if the executive is in post at the end of the year.

The executives are entitled to participate in the Group's performance related bonus arrangement with a maximum bonus of 100 per cent of basic salary in the case of Sir John Rose and 80 per cent of basic salary in the case of Mr C H Green. One third of the value of any bonus is paid in the form of Rolls-Royce Group plc shares. The executives are eligible to participate in the PSP and are entitled to membership of an appropriate Group pension scheme and life assurance benefits. They are provided with a company car (the Group bearing maintenance and running costs), or a monthly car allowance, cover under the Group's private health scheme (for the executive, his wife and dependent children) and financial counselling.

Mr J P Cheffins has a service agreement with Rolls-Royce plc dated May 4, 2001 terminable by 12 months' written notice by Rolls-Royce plc and six months' written notice by Mr J P Cheffins. Eligibility for performance related bonus arrangements, the PSP, pensions and benefits are identical to those described above for Mr C H Green.

Mr J M Guyette has a contract, dated September 27, 1997, with Rolls-Royce North America Inc., drawn up under the laws of the State of Virginia. It is for an indefinite term and provides that on termination without cause he is entitled to 12 months' severance pay without mitigation and in addition appropriate relocation costs. He is entitled to participate in the Group's performance related bonus arrangement with a maximum bonus of 80 per cent of his salary. One third of the value of any bonus is paid in the form of Rolls-Royce Group plc shares. He is also eligible to participate in the PSP. He is entitled to membership of an appropriate Rolls-Royce North America pension scheme. Mr Guyette is provided with a company car (the Group bearing the maintenance and running costs), or a monthly car allowance, housing allowance and appropriate club membership fees, cover under Rolls-Royce North America's private health scheme (for himself, his wife and dependent children), and financial counselling.

Dr M G J W Howse's service agreement with Rolls-Royce plc dated October 12, 2001 terminated automatically on his 62nd birthday on June 20, 2004. Dr Howse, who is now employed on a rolling contract terminable by 12 months' written notice by Rolls-Royce plc and 12 months' written notice by Dr Howse, elected to receive retirement benefits under the Rolls-Royce pension arrangements with effect from July 1, 2004 and is not entitled to accrue any further pension under these arrangements. Details of the pension accrued between January 1, 2004 and June 30, 2004 are provided in the table on page 51. Eligibility for performance related bonus arrangements, PSP and other benefits are identical to those described above for Mr C H Green.

Mr A B Shilston has a service agreement with Rolls-Royce plc dated November 5, 2002 terminable by 12 months' written notice by Rolls-Royce plc and six months' written notice by Mr A B Shilston. Eligibility for performance related bonus arrangements, PSP and other benefits are identical to those described for Mr C H Green above. Mr Shilston participates in Inland Revenue approved pension arrangements in respect of salary up to the Inland Revenue cap (currently £102,000) and in the Rolls-Royce Supplementary Retirement Scheme, a money purchase Funded Unapproved Retirement Benefit Scheme, in respect of the excess of salary over the cap.

### Executive directors' directorships of other companies

During 2004, Sir John Rose was a non-executive director of Eli Lilly and Company, Mr C H Green was a non-executive director of BAA plc until his resignation on July 31, 2004, Mr J M Guyette was a director of the Private Bank and Trust Company of Chicago, Illinois and of priceline.com Inc and Mr A B Shilston was a non-executive director of AEA Technology plc until his resignation on July 22, 2004. On November 8, 2004, Mr A B Shilston was appointed as a non-executive director of Cairn Energy PLC. In all these cases, the director retained the relevant fees from serving on the boards of these companies, as shown in the table below:

*External directorship fees*

| | Payment received £000 |
|---|---|
| Mr C H Green | 14 |
| Mr J M Guyette [1,2] | 32 |
| Sir John Rose [1,3,4] | 32 |
| Mr A B Shilston | 23 |

[1] Sir John Rose and Mr J M Guyette were paid in US dollars translated at $1.83 = £1.
[2] In addition to an annual fee, Mr J M Guyette received 8,000 stock options in priceline.com at an option price of US$28.22 per share. He also received 2,000 restricted shares. The value of the shares will be determined at the market rate after vesting when they are exercised. He also received 1,500 stock options in Private Bank at an option price of US$53.78 per share.
[3] Sir John Rose elected to defer his payment and received 899 deferred shares in Eli Lilly and Company at an average market price of US$66.358 per share.
[4] In addition to an annual fee, Sir John Rose received stock options under the Lilly Stock Plan for 2,800 shares at an option price of US$73.11 per share. He also received 700 shares under the Lilly Directors' Deferral Plan at a market price of US$56.59 per share which are payable after service on the Board has ended.

### Non-executive directors

The non-executive Chairman and the non-executive directors have letters of appointment rather than service contracts. No compensation is payable to the Chairman or to any non-executive director if the appointment is terminated early.

Following a period of illness, Mr D E Baird resigned as Chairman with effect from June 21, 2004.

Lord Moore of Lower Marsh served as Acting Chairman from December 17, 2003 during Mr Baird's absence due to ill health and on June 21, 2004 was appointed Chairman of the Company on an interim basis. Lord Moore retired from the Board on December 31, 2004. He will continue to chair the Trustees of the Rolls-Royce Pension Fund following his retirement from the Board.

Sir John Weston retired as a non-executive director with effect from December 1, 2004.

Mr S M Robertson was appointed non-executive Chairman with effect from January 1, 2005. He served as a non-executive director of the Company from November 5, 2004 to December 31, 2004 prior to his appointment as Chairman.

Sir John Taylor was appointed as a non-executive director with effect from November 5, 2004.

Mr I C Conn was appointed as a non-executive director with effect from January 20, 2005.

**Non-executive directors' fees**

The fees paid to non-executive directors (see page 46) are determined by the Board informed by independent market surveys. In January 2005 a review was undertaken of the non-executive directors' fees, based on a specially commissioned, independent market survey (see page 46). The non-executive Chairman and the non-executive directors are not eligible to participate in any of the Group's share schemes, performance pay arrangements or pension schemes.

A facility is in place which enables non-executive directors to use some or all of their fees, after the appropriate statutory deductions, to make private purchases of shares in the Company on the open market, on a monthly basis.

**Performance graphs**

The Company's Total Shareholder Return performance over the previous five years compared to a broad equity market index is shown in the graph below together with the performance of the Company compared to the FTSE 100. The FTSE 100 has been chosen as the comparator index because it contains a broad range of other leading UK listed companies.

**Total Shareholder Return – Rolls-Royce against the FTSE 100**


FTSE 100
Rolls-Royce
Total Shareholder Return (index)
150
125
100
75
50
25
0
12/99
12/00
12/01
12/02
12/03
12/04

## Individual directors' emoluments and compensation

The individual directors' emoluments are analysed as follows:

| | 2003 | 2004 | | | | | | | 2004 | 2003 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Annual Performance Related Award plan (APRA) | | | | | | |
| | Basic salaries £000 | Basic salaries £000 | Board and committee fees £000 | Cash bonus £000 | Deferred shares £000 | Total APRA [1] £000 | SRS payments [2] £000 | Taxable benefits [3] £000 | Aggregate emoluments excluding pensions contributions [4] £000 | Aggregate emoluments excluding pensions contributions [4] £000 |
| Mr J P Cheffins | 390 | **412** | — | **224** | **112** | **336** | — | **24** | **772** | 693 |
| Mr C H Green | 364 | **368** | — | **173** | **86** | **259** | — | **30** | **657** | 641 |
| Mr J M Guyette [5] | 380 | **351** | — | **175** | **88** | **263** | — | **34** | **648** | 631 |
| Dr M G J W Howse | 305 | **312** | — | **165** | **83** | **248** | — | **25** | **585** | 514 |
| Sir John Rose | 627 | **645** | — | **421** | **210** | **631** | — | **9** | **1,285** | 1,042 |
| Mr A B Shilston | 331 | **357** | — | **243** | **121** | **364** | **41** | **13** | **775** | 618 |
| Mr D E Baird [6] | — | — | **49** | — | — | — | — | **5** | **54** | 253 |
| Hon A L Bondurant | — | — | **36** | — | — | — | — | — | **36** | 9 |
| Mr P J Byrom | — | — | **52** | — | — | — | — | — | **52** | 44 |
| Mr C-P Forster | — | — | **40** | — | — | — | — | — | **40** | 9 |
| Lord Moore of Lower Marsh [7] | — | — | **250** | — | — | — | — | — | **250** | 50 |
| Sir Robin Nicholson | — | — | **42** | — | — | — | — | — | **42** | 41 |
| Mr S M Robertson [8] | — | — | **5** | — | — | — | — | — | **5** | — |
| Mr I C Strachan | — | — | **40** | — | — | — | — | — | **40** | 9 |
| Mr C G Symon | — | — | **46** | — | — | — | — | — | **46** | 38 |
| Sir John Taylor [9] | — | — | **5** | — | — | — | — | — | **5** | — |
| Sir John Weston [10] | — | — | **37** | — | — | — | — | — | **37** | 34 |
| Sir Ralph Robins [11] | 40 | — | — | — | — | — | — | — | — | 40 |
| | 2,437 | **2,445** | **602** | **1,401** | **700** | **2,101** | **41** | **140** | **5,329** | 4,666 |

[1] Shares forming part of the bonus under APRA have been valued at date of award.
[2] Payments made to Mr A B Shilston in connection with his participation in the Rolls-Royce Supplementary Retirement Scheme (SRS) (see pages 44 and 51), enabling him to discharge the income tax liability incurred by him on the contributions made by the Group into the SRS.
[3] Taxable benefits include the following: company car or car allowance, private medical insurance and financial counselling, and in the case of Mr J M Guyette, a housing allowance and appropriate club membership fees.
[4] Details of the directors' pensions are set out on pages 50 and 51.
[5] Mr J M Guyette was paid in US dollars translated at $1.83 = £1.
[6] Mr D E Baird resigned as a director and Chairman with effect from June 21, 2004. He waived the payment of the £257,400 cash element of his annual fee with effect from March 10, 2004.
[7] Lord Moore of Lower Marsh retired both as a non-executive director and Chairman with effect from December 31, 2004.
[8] Mr S M Robertson was appointed to the Board as a non-executive director with effect from November 5, 2004 and as non-executive Chairman with effect from January 1, 2005.
[9] Sir John Taylor was appointed to the Board as a non-executive director with effect from November 5, 2004.
[10] Sir John Weston retired as a non-executive director with effect from December 1, 2004.
[11] *Sir Ralph Robins retired as a director with effect from January 31, 2003.*

## Non-executive directors' fees

In 2004 each non-executive director received an annual fee of £30,000. In addition, fees of £6,000 per annum were paid to members of the audit, remuneration and nominations committees, with the chairmen of the audit and remuneration committees receiving a further £6,000 per annum.

In February 2005, the Board reviewed the fees payable to the non-executive directors. In carrying out this review, the Board took account of the results of a specially commissioned, independent market survey.

Having taken into account this external advice, the Board concluded that there was a strong case for increasing the non-executive directors' fees to more competitive levels in order to reflect the increased responsibilities and time commitments which recent changes in corporate governance are imposing on all non-executive directors.

The Board is therefore proposing that with effect from May 2005, the fees should be restructured so that in future a non-executive director would receive a fee of £50,000 reflecting his or her membership of the Board and of Board committees. The chairman of the audit committee would receive an additional fee of £15,000 and the remuneration committee chairman would receive an additional fee of £12,000. The senior independent director would also receive an additional fee of £5,000 for carrying out this role.

The Board will be inviting shareholders at the 2005 AGM to approve a resolution to increase the maximum total amount payable to all the non-executive directors and the non-executive Chairman from £600,000 to £850,000. This increase will enable the fees payable to the non-executive directors to be increased to the levels described above, as well as providing some limited headroom for further increases in fees that may be required in the future in response to movements in the market.

**Non-executive directors' fees** continued

The annual fee payable in 2004 to Mr D E Baird, the former Chairman, was £325,000 (comprising a fee of £257,400 and £67,600 to cover the annualised cost of an apartment made available by the Group for his use). Mr Baird resigned as a director and as Chairman with effect from June 21, 2004. Payment of the cash element of this fee was waived by Mr Baird with effect from March 10, 2004. He therefore received a total cash fee for 2004 of £49,000.

Mr Baird no longer had the use of the apartment following his resignation and the cost of the apartment up to the date of his resignation was £32,000, with related expenses of £2,000 being paid by the Group.

Lord Moore of Lower Marsh, who served as Acting Chairman during Mr Baird's absence from December 17, 2003, was appointed Chairman on an interim basis with effect from June 21, 2004. He was paid an annual fee of £250,000 in 2004, inclusive of any Board committee commitments or work undertaken in connection with his Chairmanship of the Rolls-Royce Pension Fund. He retired both as a director and as Chairman with effect from December 31, 2004.

Mr S M Robertson was appointed to the Board as a non-executive director on November 5, 2004 and as Chairman with effect from January 1, 2005. As Chairman Mr Robertson will receive total emoluments in the form of an annual fee of £330,000.

**Payments made to former directors of the Company**

Following his retirement on January 31, 2003, Sir Ralph Robins was retained on a consultancy contract until December 31, 2004 to give support to the planning and organisation of the Group's centenary celebrations and for the centennial of powered flight. For these services he was paid a fee of £25,000 in 2004.

**Directors' share interests**

The directors, including their immediate families, at December 31, 2004, had beneficial interests in the ordinary shares and B Shares[1] of the Company, as shown in the following tables:

| | Ordinary shares | | | B Shares | | |
|---|---|---|---|---|---|---|
| | January 1, 2004* | Changes during 2004 | December 31, 2004§ | January 1, 2004* | Changes during 2004 | December 31, 2004§ |
| Mr J P Cheffins | 131,572 | 33,176 | 164,748 | — | 123,850 | 123,850 |
| Mr C H Green | 157,793 | 39,003 | 196,796 | — | — | — |
| Mr J M Guyette | 151,525 | 29,457 | 180,982 | — | 7,707,750 | 7,707,750 |
| Dr M G J W Howse | 72,608 | 17,480 | 90,088 | — | 3,696,750 | 3,696,750 |
| Sir John Rose | 246,801 | 53,817 | 300,618 | — | — | — |
| Mr A B Shilston | 125,000 | 2,948 | 127,948 | — | — | — |
| Mr D E Baird [2] | 357,200 | — | 357,200 | — | — | — |
| Hon A L Bondurant | 3,400 | — | 3,400 | — | — | — |
| Mr P J Byrom | 142,233 | 5,877 | 148,110 | — | — | — |
| Mr C-P Forster | — | 1,967 | 1,967 | — | — | — |
| Lord Moore of Lower Marsh [3] | 72,441 | 55,434 | 127,875 | — | — | — |
| Sir Robin Nicholson | 17,036 | 401 | 17,437 | — | — | — |
| Mr S M Robertson [4] | — | 20,000 | 20,000 | — | — | — |
| Mr I C Strachan | 11,500 | — | 11,500 | — | — | — |
| Mr C G Symon | 6,292 | 259 | 6,551 | — | — | — |
| Sir John Taylor [5] | — | — | — | — | — | — |
| Sir John Weston [6] | 4,661 | 1,474 | 6,135 | — | — | — |

* or date of appointment if later.
§ or date of resignation if earlier.

1 Non-cumulative redeemable convertible preference shares of 0.1p each.
2 Mr D E Baird resigned as a non-executive director and Chairman with effect from June 21, 2004.
3 Lord Moore of Lower Marsh retired as a non-executive director and Chairman with effect from December 31, 2004.
4 Mr S M Robertson was appointed as a non-executive director with effect from November 5, 2004 and as Chairman with effect from January 1, 2005.
5 Sir John Taylor was appointed as a non-executive director with effect from November 5, 2004.
6 Sir John Weston retired as a non-executive director with effect from December 1, 2004.

Mr J P Cheffins; Mr J M Guyette and Dr M G J W Howse converted their B Share holdings into 50; 3,083 and 1,478 ordinary shares respectively on January 5, 2005.
Mr C-P Forster purchased 390 shares on January 7, 2005 and 371 shares on February 7, 2005 under arrangements made for non-executive directors to purchase shares on a monthly basis using a percentage of their after tax fees. On January 5, 2005 pursuant to elections submitted, Mr J P Cheffins; Mr C H Green; Mr J M Guyette; Dr M G J W Howse; Sir John Rose; Mr A B Shilston; Hon A L Bondurant; Mr P J Byrom; Mr C-P Forster; Sir Robin Nicholson and Mr C G Symon received 2,095; 2,503; 2,302; 1,146; 3,824; 1,627; 68; 1,885; 10; 222 and 84 ordinary shares respectively following the conversion of B Shares. Otherwise there have been no changes in the directors' interests between December 31, 2004 and February 9, 2005.

In addition the directors are, for Companies Act purposes, technically interested in the 410,747 Rolls-Royce Group plc shares held by the Rolls-Royce Qualifying Employee Share Trust and the 437,130 Rolls-Royce Group plc shares held by the Rolls-Royce Employee Share Trust.

*Shares held in trust*

Shares held in trust under the Annual Profit Sharing Share Scheme[1]

| | Ordinary shares | | | B Shares[2] | | |
|---|---|---|---|---|---|---|
| | January 1, 2004 | Changes during 2004 | December 31, 2004 | January 1, 2004 | Changes during 2004 | December 31, 2004 |
| Mr J P Cheffins[3,4] | 6,307 | (2,477) | 3,830 | — | 191,500 | 191,500 |
| Mr C H Green[4] | 6,412 | (2,752) | 3,660 | — | — | — |
| Dr M G J W Howse[4] | 3,905 | (1,290) | 2,615 | — | — | — |
| Sir John Rose[4] | 8,016 | (3,655) | 4,361 | — | — | — |

Shares held in trust under the Share Incentive Plan[5]

| | Ordinary shares | | | B Shares[2] | | |
|---|---|---|---|---|---|---|
| | January 1, 2004 | Changes during 2004 | December 31, 2004 | January 1, 2004 | Changes during 2004 | December 31, 2004 |
| Mr C H Green[6,7] | 1,400 | 696 | 2,096 | — | — | — |
| Sir John Rose[6,7] | 1,400 | 696 | 2,096 | — | — | — |
| Mr A B Shilston[6,7] | 966 | 686 | 1,652 | — | — | — |

Shares held in trust under the Share Bonus Scheme[8]

| | Ordinary shares | | | B Shares[2] | | |
|---|---|---|---|---|---|---|
| | January 1, 2004 | Changes during 2004 | December 31, 2004 | January 1, 2004 | Changes during 2004 | December 31, 2004 |
| Mr J P Cheffins[9,10] | 3,614 | 1,297 | 4,911 | — | 180,700 | 180,700 |
| Mr C H Green[10] | 3,614 | 1,382 | 4,996 | — | — | — |
| Dr M G J W Howse[10] | 3,614 | 85 | 3,699 | — | — | — |
| Sir John Rose[10] | 3,614 | 1,382 | 4,996 | — | — | — |
| Mr A B Shilston[10] | 1,011 | 1,321 | 2,332 | — | — | — |

1 Under the profit sharing share scheme, shares vest after three years.
2 Non-cumulative redeemable convertible preference shares of 0.1p each.
3 On January 5, 2005 pursuant to an election submitted, Mr J P Cheffins converted his B Share holding and received 76 ordinary shares.
4 On January 5, 2005 pursuant to elections submitted Mr J P Cheffins; Mr C H Green; Dr M G J W Howse and Sir John Rose received 49; 46; 33 and 55 ordinary shares respectively following the conversion of B Shares.
5 Under the Share Incentive Plan, shares vest on the fifth anniversary of each monthly purchase.
6 On January 5, 2005 pursuant to elections submitted Mr C H Green; Sir John Rose and Mr A B Shilston received 25; 25 and 19 ordinary shares respectively following the conversion of B Shares.
7 Mr C H Green, Sir John Rose and Mr A B Shilston purchased 50 and 47 shares each respectively on January 7, 2005 and February 7, 2005 under the Inland Revenue approved Share Incentive Plan.
8 Under the share bonus scheme, shares vest after five years.
9 On January 5, 2005 pursuant to an election submitted, Mr J P Cheffins converted his B Share holding and received 72 ordinary shares.
10 On January 5, 2005 pursuant to elections submitted, Mr J P Cheffins; Mr C H Green; Mr M G J W Howse; Sir John Rose and Mr A B Shilston received 62; 63; 47; 63 and 30 ordinary shares respectively following the conversion of B Shares.

The directors, at December 31, 2004, held the following options under the Rolls-Royce plc Executive Share Option Scheme, the Rolls-Royce 1999 Executive Share Option Plan and the Rolls-Royce International Sharesave Plan.

*Share options*

| | January 1, 2004 | Granted in 2004 | Lapsed in 2004 | Exercised in 2004 | December 31, 2004 [1] | Exercise price | Market price at date exercised | Aggregate gains 2004 £000 | Aggregate gains 2003 £000 | Exercisable dates |
|---|---|---|---|---|---|---|---|---|---|---|
| Mr J P Cheffins | 72,250 | | | | 72,250* | 176p | | | | 2005 |
| | 133,849 | | | | 133,849 | 194p | | | | 2005-2010 |
| | 173,612 | | | | 173,612 | 216p | | | | 2005-2011 |
| | 694,445 | | | | 694,445 [2] | 216p | | | | 2005-2011 |
| | 4,398 | | | | 4,398 [3] | 108p | | | | 2005 |
| | 398,936 | | | | 398,936 | 188p | | | | 2005-2012 |
| | 499,189 | | | | 499,189 | 77p | | | | 2006-2013 |
| | 1,976,679 | | | | 1,976,679 | 172p [4] | | | | |
| Mr C H Green | 67,250 | | | 67,250 | — | 176p | 232.50p | 38 | | 2005 |
| | 4,756 | | | | 4,756 [3] | 205p | | | | 2005 |
| | 4,053 | | | | 4,053 [3] | 194p | | | | 2007 |
| | 154,441 | | | | 154,441 | 194p | | | | 2005-2010 |
| | 162,038 | | | | 162,038 | 216p | | | | 2005-2011 |
| | 648,149 | | | | 648,149 [2] | 216p | | | | 2005-2011 |
| | 551 | | | | 551 [3] | 108p | | | | 2007 |
| | 279,255 | | | | 279,255 | 188p | | | | 2005-2012 |
| | 465,910 | | | | 465,910 | 77p | | | | 2006-2013 |
| | 3,103 | | | | 3,103 [3] | 141p | | | | 2006-2007 |
| | 1,789,506 | | | 67,250 | 1,722,256 | 172p [4] | | | | |
| Mr J M Guyette | 114,581 | | | | 114,581* | 269p | | | | 2005-2009 |
| | 167,799 | | | | 167,799 | 194p | | | | 2005-2010 |
| | 179,161 | | | | 179,161 | 216p | | | | 2005-2011 |
| | 716,641 | | | | 716,641 [2] | 216p | | | | 2005-2011 |
| | 4,398 | | | | 4,398 [3] | 108p | | | | 2005 |
| | 450,140 | | | | 450,140 | 188p | | | | 2005-2012 |
| | 506,084 | | | | 506,084 | 77p | | | | 2006-2013 |
| | 3,122 | | | | 3,122 [3] | 141p | | | | 2006-2007 |
| | 2,141,926 | | | | 2,141,926 | 178p [4] | | | | |
| Dr M G J W Howse | 41,250 | | | 41,250 | — | 176p | 233.75p | 24 | | 2005 |
| | 63,836 | | | | 63,836 | 194p | | | | 2005-2010 |
| | 69,445 | | | | 69,445 | 216p | | | | 2005-2011 |
| | 138,889 | | | | 138,889 [2] | 216p | | | | 2005-2011 |
| | 1,407 | | | | 1,407 [3] | 108p | | | | 2005 |
| | 199,468 | | | | 199,468 | 188p | | | | 2005-2012 |
| | 514,295 | | | 41,250 | 473,045 | 201p [4] | | | | |
| Sir John Rose | 116,750 | | | | 116,750* | 176p | | | | 2005 |
| | 283,141 | | | | 283,141 | 194p | | | | 2005-2010 |
| | 254,630 | | | | 254,630 | 216p | | | | 2005-2011 |
| | 1,018,519 | | | | 1,018,519 [2] | 216p | | | | 2005-2011 |
| | 7,662 | | | | 7,662 [3] | 108p | | | | 2007 |
| | 638,298 | | | | 638,298 | 188p | | | | 2005-2012 |
| | 798,702 | | | | 798,702 | 77p | | | | 2006-2013 |
| | 2,894 | | | | 2,894 [3] | 141p | | | | 2006-2007 |
| | 3,120,596 | | | | 3,120,596 | 171p [4] | | | | |

*Share options continued*

| | January 1, 2004 | Granted in 2004 | Lapsed in 2004 | Exercised in 2004 | December 31, 2004 [1] | Exercise price | Market price at date exercised | Aggregate gains 2004 £000 | Aggregate gains 2003 £000 | Exercisable dates |
|---|---|---|---|---|---|---|---|---|---|---|
| Mr A B Shilston | 633,117 | | | | 633,117 | 77p | | | | 2006-2013 |
| | 633,117 | | | | 633,117 | 77p | | | | |

* Performance target achieved. Option capable of exercise. All other executive share options listed above are subject to stringent targets which have yet to be achieved.

[1] Unless otherwise indicated all the above options were granted under the Rolls-Royce plc Executive Share Option Scheme and the Rolls-Royce 1999 Executive Share Option Plan and are subject to the achievement of performance targets (see page 43). All options were granted at the market value on the date of issue and no discount was applied. No options were varied during the year and no consideration was paid for the grant of options. The market price of the Company's ordinary shares ranged between 167.5p and 269p during 2004. The closing price on December 31, 2004 was 247p.

[2] Supplementary options – vesting of these options is subject to the attainment of significant personal share holding targets and the requirement that growth in EPS exceeds an average of six per cent year on year as well as exceeding the UK RPI by three per cent per annum over a rolling three-year period. The increases are measured from the year 2000 or the base year of the rolling three-year period, whichever is the more stringent.

[3] Sharesave schemes.

[4] Weighted average exercise price of December 31, 2004 balance.

*Long-term incentive awards*

The directors as at December 31, 2004 had the following share awards in the Annual Performance Related Award plan:

| | **Shares held in trust under the Annual Performance Related Award plan[1]** | | | | **Shares held in trust under the Deferred Share Incentive plan[2]** | | | |
|---|---|---|---|---|---|---|---|---|
| | January 1, 2004 | Vested during 2004 | Granted during 2004 | December 31, 2004 | January 1, 2004 | Vested during 2004 | Granted during 2004 | December 31, 2004 |
| Mr J P Cheffins | 118,426 | (41,007) | 42,252 | 119,671 | 171,928 | — | — | 171,928 |
| Mr C H Green | 102,186 | (19,137) | 37,934 | 120,983 | 160,467 | — | — | 160,467 |
| Mr J M Guyette | 124,757 | (46,270) | 28,253 | 106,740 | 174,303 | — | — | 174,303 |
| Dr M G J W Howse | 82,373 | (21,949) | 27,824 | 88,248 | — | — | — | — |
| Sir John Rose | 189,479 | (65,610) | 62,632 | 186,501 | 275,086 | — | — | 275,086 |
| Mr A B Shilston | — | — | 36,824 | 36,824 | — | — | — | — |

[1] Under the Annual Performance Related Award plan, shares vest after two years (see page 41). Shares went in to Trust in 2002, 2003 and 2004 at prices of £1.829, £0.7646 and £2.20 respectively. At the date of this report, the amounts stated in the emoluments table on page 46 representing APRA entitlements had not yet been applied by the Trustee to purchase shares. An investment is expected to be made by March 31, 2005 when the Trustee will procure the acquisition of the required number of shares at the prevailing market price.

[2] Under the Deferred Share Incentive plan shares vest after three years. Shares went into Trust in 2003 at a price of £0.7646.

Conditional awards granted under the Rolls-Royce Group plc Performance Share Plan (PSP) to executive directors granted in 2004 are set out below. Shares released will be dependent upon certain performance criteria being achieved over a three-year performance period (see page 42).

| | | | | **PSP** |
|---|---|---|---|---|
| | Conditional share awards January 1, 2004 | Conditional shares awarded during 2004 | Performance period | Market price at date of grant |
| Mr J P Cheffins | — | 112,777 | Jan 1, 2004 to Dec 31, 2006 | 232.92p |
| Mr C H Green | — | 105,255 | Jan 1, 2004 to Dec 31, 2006 | 232.92p |
| Mr J M Guyette | — | 101,654 | Jan 1, 2004 to Dec 31, 2006 | 232.92p |
| Dr M G J W Howse | — | 88,017 | Jan 1, 2004 to Dec 31, 2006 | 232.92p |
| Sir John Rose | — | 270,640 | Jan 1, 2004 to Dec 31, 2006 | 232.92p |
| Mr A B Shilston | — | 95,352 | Jan 1, 2004 to Dec 31, 2006 | 232.92p |

The number of shares released on the achievement of the EPS and CPS targets will be increased by 25 per cent if the Total Shareholder Return exceeds the median for FTSE 100 companies over the three-year performance period.

**Pensions**

Mr J M Guyette participates in pension plans sponsored by Rolls-Royce North America Inc.

All other executive directors under their normal retirement age are members of the Group's UK pension schemes. These schemes are funded and approved defined benefit pension schemes providing, at retirement, a pension of up to two thirds of final remuneration, subject to Inland Revenue limits.

There is no intention to compensate directors or other senior executives for any additional tax they may be required to pay as a result of the new Inland Revenue pensions regulations which are to be introduced with effect from April 2006.

*Pensions continued*

Details of the pension benefits, which accrued over the year in the Group's approved UK defined benefit pension schemes, are given below [7].

| | Increase in accrued pension during the year ended Dec 31, 2004[1] £000pa | | Total accrued pension entitlement at the year ended Dec 31, 2004[2] £000pa | Transfer value of accrued pension as at Dec 31, 2004[3] £000 | Transfer value as at Dec 31, 2003 of accrued pension at that date[3] £000 | Increase in transfer value over 2004 net of the member's own contributions[4] £000 | |
|---|---|---|---|---|---|---|---|
| Mr J P Cheffins | 43 | (34) | 347 | 5,091 | 4,302 | 764 | (504) |
| Mr C H Green | 36 | (28) | 309 | 4,505 | 3,870 | 614 | (411) |
| Dr M G J W Howse[5] | 37 | (31) | 264 | 4,182 | 3,239 | 934 | (495) |
| Sir John Rose | 49 | (39) | 384 | 5,683 | 4,944 | 700 | (377) |
| Mr A B Shilston[6] | 2 | (2) | 4 | 64 | 28 | 91 | (86) |

Details of the retirement benefits, which accrued over the year in the defined benefit plans sponsored by Rolls-Royce North America Inc., are given below.

| | Increase in accrued retirement lump sum during the year ended Dec 31, 2004[1] £000pa | | Total accrued retirement lump sum entitlement at the year ended Dec 31, 2004[9] £000pa | Transfer value of accrued retirement lump sum as at Dec 31, 2004[10] £000 | Transfer value as at Dec 31, 2003 of accrued retirement lump sum at that date[10] £000 | Increase in transfer value over 2004 net of the member's own contributions[4] £000 | |
|---|---|---|---|---|---|---|---|
| Mr J M Guyette[8,11] | 56 | (48) | 262 | 262 | 206 | 320 | (312) |

1 The figure in brackets is the increase in pension/retirement lump sum during the year ended December 31, 2004 but in this case excluding the effect of inflation.

2 The pension entitlement shown is that which would be paid annually on retirement, based on service to the end of the year.

3 The transfer values stated represent liabilities of the Rolls-Royce sponsored pension schemes and not sums paid to the individuals. The transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 (GN11). GN11 covers individual transfer calculations and the above figures have been calculated using assumptions certified by the Actuary as being consistent with GN11. Transfer values calculated on this basis will vary up or down from one year to the next due to changes in financial conditions, principally long-term interest rates, from which the Actuary derives the assumptions used to place a capital value on the pension entitlement. Whilst fluctuating up or down in individual years, transfer values generally trend upwards over time as individuals complete more service and become older. Age is an important factor because shortening the period to retirement significantly increases the capital value of any given amount of pension. Part of the increase in transfer values over 2004 is attributable to falls in the market interest rates on which the transfer value calculations are based. It is also important to view the increase in transfer values quoted above in the context of transfer values having fallen during 2003. Transfer values as at December 31, 2002 can be compared to transfer values as at December 31, 2004 for Mr J P Cheffins, Mr C H Green and Sir John Rose as follows:

| | Dec 31, 2002 £000 | Dec 31, 2004 £000 | % increase over two years |
|---|---|---|---|
| Mr J P Cheffins | 4,483 | 5,091 | 13.6 |
| Mr C H Green | 4,233 | 4,505 | 6.5 |
| Sir John Rose | 5,268 | 5,683 | 7.8 |

Dr M G J W Howse commenced drawing his pension from July 1, 2004 (see note 5 below). In calculating transfer values in line with GN11, there is a change in methodology in the approach to valuing benefits before and after they come into payment. This change in actuarial method explains why the increase in transfer value during 2004 is larger for Dr M G J W Howse than for other directors.

4 The figure in brackets is the transfer value of the increase in pension/retirement lump sum during the year ended December 31, 2004 excluding the effect of inflation, and net of the member's own contributions.

5 Dr M G J W Howse attained normal retirement age on July 1, 2004 and began receiving his pension benefits although he remains an executive director. The increase in accrued pension shown for Dr M G J W Howse therefore relates to the pension accrued over the first six months of the year only.

6 The Group operates the Rolls-Royce Supplementary Retirement Scheme (SRS). The purpose of the scheme is to fund pension provision above the pensionable earnings cap which was imposed on approved pension schemes under the 1989 Finance Act. Membership of the scheme is restricted to executive directors and to a limited number of senior executives. The members of the scheme include Mr A B Shilston. He joined the Group after the introduction of the earnings cap and his terms and conditions on joining the Group included a commitment to provide pension and life cover based on total salary, in line with other directors and senior executives. Employer contributions to this plan during 2004 have been added to the increase in transfer value over 2004 for the approved defined benefit plans, and are therefore included in the figures shown in the right hand column of the first table. In addition, the employer has paid £41,000 to Mr A B Shilston directly in order to meet the income tax liability that he will incur on these employer contributions to the unapproved plan.

7 Members of the schemes have the option to pay Additional Voluntary Contributions. Neither the contributions nor the resulting benefits are included in the above table.

8 Benefits are translated at US$1.83=£1.

9 The lump sum entitlement shown is that which would be paid on immediate retirement based on service to the end of the year.

10 The transfer values have been calculated on the basis of actuarial advice.

11 Mr J M Guyette is a member of two defined benefit plans in the USA, one qualified and one non-qualified. He accrues a retirement lump sum benefit in both of these plans which, as cash balance arrangements, operate on the same basis as defined contribution except a guaranteed minimum rate of interest of four per cent is applied to investments. The aggregate value of the retirement lump sums accrued in these two plans, and the transfer values of these benefits, are shown in the second table. In addition, Mr J M Guyette is a member of two 401(k) defined benefit savings plans in the USA, one qualified and one non-qualified, to which both he and his employer, Rolls-Royce North America Inc., contribute. The aggregate employer contribution invested in the cash balance and 401(k) plans each year is calculated with reference to taxable basic and annual incentive compensation to reflect market practice in the USA. However, this is capped at no more than 26 per cent of basic salary. Mr J M Guyette is also a member of an unfunded non-qualified deferred compensation plan in the USA, to which his employer makes notional contributions calculated with reference to his basic salary. Employer contributions to the 401(k) and deferred compensation plans during 2004 have been added to the increase in transfer value over 2004 for the defined benefit plans, and are therefore included in the figures shown in the right hand column of the second table.

**Approval of the directors' remuneration report**

The directors' remuneration report above was approved by the Board of directors on February 9, 2005.



**Carl G Symon**
Chairman of the Remuneration Committee

# Group profit and loss account
for the year ended December 31, 2004

| | Notes | 2004 £m | 2003 £m |
|---|---|---|---|
| Turnover: Group and share of joint ventures | | **6,229** | 6,038 |
| Sales to joint ventures | | **965** | 936 |
| Less share of joint ventures' turnover | | **(1,255)** | (1,329) |
| **Group turnover** | 2 | **5,939** | 5,645 |
| Cost of sales | | **(4,812)** | (4,714) |
| **Gross profit** | | **1,127** | 931 |
| Other operating income | 3 | **73** | 153 |
| Commercial, marketing and product support costs | | **(302)** | (292) |
| General and administrative costs | | **(296)** | (288) |
| Research and development (net)* | | **(282)** | (281) |
| **Group operating profit** | | **320** | 223 |
| Share of operating profit of joint ventures | | **49** | 52 |
| Profit on sale or termination of businesses | 31 | **9** | 6 |
| Loss on sale of fixed assets | | **(2)** | (11) |
| **Profit on ordinary activities before interest** | 2 | **376** | 270 |
| Net interest payable – Group | 4 | **(48)** | (66) |
| – joint ventures | | **(22)** | (24) |
| **Profit on ordinary activities before taxation** | 3 | **306** | 180 |
| Taxation | 5 | **(101)** | (64) |
| **Profit on ordinary activities after taxation** | | **205** | 116 |
| Equity minority interests in subsidiary undertakings | | **(1)** | — |
| **Profit attributable to ordinary shareholders** | | **204** | 116 |
| Dividends** | 6 | **—** | (53) |
| **Transferred to reserves** | 26 | **204** | 63 |
| *Research and development (gross) | | **(601)** | (619) |
| **Payments to shareholders (see Accounting policies – B Shares) | | **(140)** | (137) |
| **Earnings per ordinary share:** | 7 | | |
| Underlying | | **14.50p** | 12.20p |
| Basic | | **12.07p** | 7.04p |
| Diluted | | **11.64p** | 6.94p |

*As permitted by the Companies Act 1985, a separate profit and loss account for the Company has not been included in these financial statements.*

Balance sheet and Cash flow 2003 comparatives have been restated to reflect UITF 38 'Accounting for ESOP Trusts' (see note 1).

There have been no material acquisitions or material discontinued operations in 2004 or 2003.

# Balance sheets

| | Notes | Group 2004 £m | Group Restated 2003 £m | Company 2004 £m | Company 2003 £m |
|---|---|---|---|---|---|
| **Fixed assets** | | | | | |
| Intangible assets | 9 | **911** | 863 | **—** | — |
| Tangible assets | 10 | **1,626** | 1,750 | **—** | — |
| Investments – subsidiary undertakings | 11 | **—** | — | **2,198** | 2,153 |
| – joint ventures | 12 | **199** | 202 | **—** | — |
| share of gross assets | | **1,137** | 1,113 | | |
| share of gross liabilities | | **(943)** | (916) | | |
| goodwill | | **5** | 5 | | |
| – other | 13 | **57** | 63 | **—** | — |
| | | **2,793** | 2,878 | **2,198** | 2,153 |
| **Current assets** | | | | | |
| Stocks | 14 | **1,081** | 962 | **—** | — |
| Debtors – amounts falling due within one year | 15 | **1,357** | 1,497 | **501** | 1 |
| – amounts falling due after one year | 16 | **1,053** | 1,109 | **—** | — |
| Short-term deposits and investments | 17 | **730** | 174 | **—** | — |
| Cash at bank and in hand | | **758** | 794 | **—** | — |
| | | **4,979** | 4,536 | **501** | 1 |
| **Creditors – amounts falling due within one year** | | | | | |
| Borrowings | 18 | **(204)** | (94) | **—** | — |
| Other creditors | 19 | **(2,570)** | (2,759) | **—** | (53) |
| **Net current assets** | | **2,205** | 1,683 | **501** | (52) |
| **Total assets less current liabilities** | | **4,998** | 4,561 | **2,699** | 2,101 |
| **Creditors – amounts falling due after one year** | | | | | |
| Borrowings | 20 | **(1,364)** | (1,197) | **—** | — |
| Other creditors | 21 | **(540)** | (426) | **—** | — |
| **Provisions for liabilities and charges** | 22 | **(787)** | (795) | **—** | — |
| | | **2,307** | 2,143 | **2,699** | 2,101 |
| **Capital and reserves** | | | | | |
| Called-up share capital | 25 | **346** | 333 | **346** | 333 |
| Share premium account | 26 | **4** | 1 | **4** | 1 |
| Revaluation reserve | 26 | **89** | 96 | **—** | — |
| Merger reserve | 26 | **3** | 3 | **918** | 1,004 |
| Capital redemption reserve | 26 | **74** | — | **74** | — |
| Profit and loss account | 26 | **1,787** | 1,707 | **1,357** | 763 |
| **Shareholders' funds**[1] | | **2,303** | 2,140 | **2,699** | 2,101 |
| **Equity minority interests in subsidiary undertakings** | | **4** | 3 | **—** | — |
| | | **2,307** | 2,143 | **2,699** | 2,101 |

[1] Equity shareholders' funds Group **£2,298m** (2003 £2,140m), Company **£2,694m** (2003 £2,101m); non-equity shareholders' funds Group **£5m** (2003 £nil), Company **£5m** (2003 £nil).

The financial statements on pages 52 to 85 were approved by the Board on February 9, 2005 and signed on its behalf by:



**Simon Robertson** Chairman



**Andrew Shilston** Finance Director

# Group cash flow statement
for the year ended December 31, 2004

| | | 2004 £m | Restated 2003 £m |
|---|---|---|---|
| Net cash inflow from operating activities | A | **640** | 673 |
| Dividends received from joint ventures | | **15** | 11 |
| Returns on investments and servicing of finance | B | **(48)** | (56) |
| Taxation paid | | **(84)** | (43) |
| Capital expenditure and financial investment | C | **(219)** | (198) |
| Acquisitions and disposals | D | **14** | (16) |
| Equity dividends paid | | **(33)** | (88) |
| Cash inflow before use of liquid resources and financing | | **285** | 283 |
| Management of liquid resources | E | **(558)** | (90) |
| Financing | F | **274** | (17) |
| **Increase in cash in the year** | | **1** | 176 |

**Reconciliation of net cash flow to movement in net funds**

| | 2004 £m | Restated 2003 £m |
|---|---|---|
| Increase in cash | **1** | 176 |
| Cash outflow from increase in liquid resources | **558** | 90 |
| Cash (inflow)/outflow from (increase)/decrease in borrowings | **(299)** | 20 |
| Change in net funds resulting from cash flows | **260** | 286 |
| Borrowings of businesses disposed | **—** | 33 |
| Finance lease additions | **—** | (10) |
| Zero-coupon bonds 2005/2007 (9.0% interest accretion) | **(4)** | (4) |
| Exchange adjustments | **(13)** | (33) |
| **Movement in net funds** | **243** | 272 |
| **Net debt at January 1** | **(323)** | (595) |
| **Net debt at December 31** | **(80)** | (323) |

| **Analysis of net debt** | At January 1, 2004 £m | Cash flow £m | Exchange adjustments £m | Other non-cash changes £m | At December 31, 2004 £m |
|---|---|---|---|---|---|
| Cash at bank and in hand | **794** | **(6)** | **(30)** | **—** | **758** |
| Overdrafts | **(20)** | **7** | **—** | **—** | **(13)** |
| Short-term deposits and investments | **174** | **558** | **(2)** | **—** | **730** |
| Other borrowings due within one year | **(59)** | **57** | **1** | **(178)** | **(179)** |
| Borrowings due after one year | **(1,128)** | **(408)** | **18** | **174** | **(1,344)** |
| Finance leases | **(84)** | **52** | **—** | **—** | **(32)** |
| | **(323)** | **260** | **(13)** | **(4)** | **(80)** |

## **Group cash flow statement** continued

| | 2004 £m | Restated 2003 £m |
|---|---|---|
| **Reconciliation of operating profit to operating cash flows** | | |
| Operating profit | **320** | 223 |
| Amortisation of intangible assets (note 9) | **62** | 63 |
| Depreciation of tangible fixed assets (note 10) | **223** | 223 |
| Increase in provisions for liabilities and charges | **7** | 3 |
| (Increase)/decrease in stocks | **(121)** | 191 |
| Decrease/(increase) in debtors | **180** | (188) |
| (Decrease)/increase in creditors | **(31)** | 158 |
| A **Net cash inflow from operating activities** | **640** | 673 |
| **Returns on investments and servicing of finance** | | |
| Interest received | **58** | 28 |
| Interest paid | **(103)** | (79) |
| Interest element of finance lease payments | **(3)** | (5) |
| B **Net cash outflow for returns on investments and servicing of finance** | **(48)** | (56) |
| **Capital expenditure and financial investment** | | |
| Disposals of unlisted investments | **—** | 5 |
| Additions to intangible assets | **(110)** | (37) |
| Purchases of tangible fixed assets | **(175)** | (182) |
| Disposals of tangible fixed assets | **66** | 16 |
| C **Net cash outflow for capital expenditure and financial investment** | **(219)** | (198) |
| **Acquisitions and disposals** | | |
| Acquisitions of businesses | **—** | (9) |
| Disposals of businesses (note 31) | **16** | 1 |
| Investments in joint ventures | **(2)** | (8) |
| D **Net cash inflow/(outflow) for acquisitions and disposals** | **14** | (16) |
| **Management of liquid resources** | | |
| Increase in short-term deposits | **(561)** | (91) |
| Decrease in government securities and corporate bonds | **3** | 1 |
| E **Net cash outflow from management of liquid resources** | **(558)** | (90) |
| **Financing** | | |
| Borrowings due within one year – repayment of loans | **(57)** | (245) |
| – increase in loans | **—** | 2 |
| Borrowings due after one year – repayment of loans | **(92)** | (58) |
| – increase in loans | **500** | 296 |
| Capital element of finance lease payments | **(52)** | (15) |
| Net cash inflow/(outflow) from increase/(decrease) in borrowings | **299** | (20) |
| Issue of ordinary shares | **4** | 1 |
| (Purchase)/disposal of own shares | **(2)** | 2 |
| Redemption of B Shares | **(27)** | — |
| F **Net cash inflow/(outflow) from financing** | **274** | (17) |

## Group statement of total recognised gains and losses
for the year ended December 31, 2004

| | 2004 £m | Restated 2003 £m |
|---|---|---|
| **Profit attributable to the shareholders of Rolls-Royce Group plc** | **204** | 116 |
| Exchange adjustments on foreign currency net investments | **(38)** | (3) |
| **Total recognised gains for the year** | **166** | 113 |

## Group historical cost profits and losses
for the year ended December 31, 2004

| | 2004 £m | Restated 2003 £m |
|---|---|---|
| **Profit on ordinary activities before taxation** | **306** | 180 |
| Difference between the historical cost depreciation charge and the actual depreciation charge for the year calculated on the revalued amount | **7** | 4 |
| **Historical cost profit on ordinary activities before taxation** | **313** | 184 |
| **Historical cost transfer to reserves** | **211** | 67 |

## Reconciliations of movements in shareholders' funds
for the year ended December 31, 2004

| | Group | | Company | |
|---|---|---|---|---|
| | 2004 £m | Restated 2003 £m | 2004 £m | 2003 £m |
| At January 1 (as previously reported) | **2,141** | 2,035 | **2,101** | — |
| Prior year adjustment (see Accounting policies page 57) | **(1)** | (3) | **—** | — |
| At January 1, (restated) | **2,140** | 2,032 | **2,101** | — |
| Group reorganisation | **—** | — | **—** | 2,153 |
| Total recognised gains for the year | **166** | 113 | **601** | — |
| Ordinary dividends (net of scrip dividend adjustments) | **(7)** | (8) | **(7)** | (53) |
| New ordinary share capital issued (net of expenses) | **4** | 1 | **4** | 1 |
| Goodwill transferred to the profit and loss account in respect of disposals of businesses | **2** | — | **—** | — |
| Relating to own shares | **(2)** | 2 | **—** | — |
| At December 31 | **2,303** | 2,140 | **2,699** | 2,101 |

## 1 Accounting policies

### Basis of accounting

The financial statements have been prepared in accordance with applicable accounting standards on the historical cost basis, modified to include the revaluation of land and buildings.

The Group has adopted UITF 38 'Accounting for ESOP Trusts', under which own shares have been reclassified as a deduction from shareholders funds. The effect has been to reduce fixed asset investments by **£2m** (2003 £1m).

### Basis of consolidation

The Group financial statements include the financial statements of the Company and all of its subsidiary undertakings made up to December 31, together with the Group's share of the results up to December 31 of:

i) Joint ventures
A joint venture is an entity in which the Group holds a long-term interest and which is jointly controlled by the Group and one or more other venturers under a contractual arrangement. The results of joint ventures are accounted for using the gross equity method of accounting.

ii) Joint arrangements that are not entities
The Group has certain contractual arrangements with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own. The Group includes its share of assets, liabilities and cash flows in such joint arrangements, measured in accordance with the terms of each arrangement, which is usually pro rata to the Group's risk interest in the joint arrangement.

Any subsidiary undertakings, joint ventures and joint arrangements that are not entities, sold or acquired during the year are included up to, or from, the dates of change of control.

Some small adjustments have been made to comparative figures to put them on a consistent basis with the current year.

### Purchased goodwill

Goodwill represents the excess of the fair value of the purchase consideration for shares in subsidiary undertakings and joint ventures over the fair value to the Group of the net assets acquired.

i) To December 31, 1997: Goodwill was written off to reserves in the year of acquisition. The profit or loss on the disposal of a business acquired before December 31, 1997 takes into account the attributable value of purchased goodwill relating to that business.

ii) From January 1, 1998: Goodwill has been recognised within fixed assets in the year in which it arises and amortised on a straight line basis over its useful economic life, up to a maximum of 20 years.

### Revenue recognition

Revenues comprise sales to outside customers after discounts, and excluding value added tax.

Sales of products are recognised when the significant risks and rewards of ownership of the goods are transferred to the customer, the sales price agreed and the receipt of payment can be assured.

Sales of services and long-term contracts are recognised when the outcome of the transaction can be reliably estimated. Revenue is recognised by reference to the stage of completion based on services performed to date as a percentage of the total contractual obligation.

Linked sales of product and services are treated as a single long-term contract where these components have been negotiated as a single commercial package and are so closely interrelated that they do not operate independently of each other and form a single project with an overall profit margin. Revenue is recognised on the same basis as for other long-term contracts as described above.

Provided that the outcome of long-term contracts can be assessed with reasonable certainty, the attributable profit recognised on such contracts is based on stage of completion and the overall contract profitability, after including an appropriate risk factor, which is progressively reduced over the life of the contract.

Full provision is made for any estimated losses to completion of contracts having regard to the overall substance of the arrangements including, if appropriate, related commitments and undertakings given by customers.

Progress payments received, when greater than recorded turnover, are deducted from the value of work in progress except to the extent that payments on account exceed the value of work in progress on any contract where the excess is included in creditors. The amount by which recorded turnover of long-term contracts is in excess of payments on account is classified as 'amounts recoverable on contracts' and is separately disclosed within debtors.

### Stock

Stock and work in progress are valued at the lower of cost and net realisable value.

### Risk and revenue sharing partnerships

From time to time, the Group enters into arrangements with partners who, in return for a share in future programme revenues or profits, make cash payments which are not refundable (except under certain remote circumstances). Cash sums received, which reimburse the Group for past expenditure, are credited to other operating income. The arrangements may also require partners to undertake development work and/or supply components at their own expense for use in the programme. No accounting entries are recorded where partners undertake such development work or where programme components are supplied by partners because no obligation arises unless and until programme sales are made; instead, payments to partners for their share in the programme are charged to cost of sales as programme revenues arise.

### Research and development

The charge to the profit and loss account consists of research and development expenditure incurred in the year, excluding known recoverable costs on contracts, contributions to shared engineering programmes and application engineering. Application engineering expenditure, incurred in the adaptation of existing technology to new products, is capitalised and amortised over the programme life, up to a maximum of ten years, where both the technical and commercial risks are considered to be sufficiently low.

### Foreign currencies

Assets and liabilities denominated in foreign currencies are translated into sterling at the rate ruling at the year end or, where applicable, at the estimated sterling equivalent, taking account of future foreign exchange and similar contracts. The trading results of overseas undertakings are translated at the average exchange rates for the year or, where applicable, at the estimated sterling equivalent, taking account of future foreign exchange and similar contracts. Exchange adjustments arising from the retranslation of the opening net investments, and from the translation of the profits or losses at average rates, are taken to reserves. Other exchange differences, including those arising from currency conversions in the usual course of trading, are taken into account in determining profit on ordinary activities before taxation.

## 1 Accounting policies continued

### Treasury instruments

The accounting treatment of the key instruments used by the Group is as follows:

i) Gains or losses arising on forward exchange contracts are taken to the profit and loss account in the same period as the underlying transaction.
ii) Net interest arising on interest rate agreements is taken to the profit and loss account.
iii) Premiums paid or received on currency options are taken to the profit and loss account when the option expires or matures.
iv) Gains or losses arising on jet fuel swaps are taken to the profit and loss account in the same period as the underlying transaction.

If the underlying transaction to a hedge ceases to exist, the hedge is terminated and the profits and losses on termination are recognised in the profit and loss account immediately. If the hedge transaction is terminated, the profits and losses on termination are held in the balance sheet and amortised over the life of the original underlying transactions.

### Post-retirement benefits

Contributions to Group defined benefit pension schemes are charged to the profit and loss account so as to spread the cost of pensions at a substantially level percentage of payroll costs over employees' service lives.

The cost of providing post-retirement benefits other than pensions is charged to the profit and loss account over the service lives of the relevant employees.

### Certification costs and participation fees

Costs incurred in respect of meeting regulatory certification requirements for new civil engine/aircraft combinations and payments made to airframe manufacturers for this, and participation fees, are carried forward in intangible assets to the extent that they can be recovered out of future sales and are charged to the profit and loss account over the programme life, up to a maximum of ten years.

### Interest

Interest payable is charged to the profit and loss account as incurred, except where the borrowing finances tangible fixed assets in the course of construction relating to power development projects. Such interest is capitalised until the asset is complete and is then written off by way of depreciation of the relevant asset.

Interest receivable is credited to the profit and loss account as earned.

### Taxation

Provision for taxation is made at the current rate and for deferred taxation at the projected rate on all timing differences which have originated, but not reversed at the balance sheet date.

### Scrip dividends

The amounts of dividends taken as shares instead of cash under the scrip dividend scheme have been added back to reserves. The nominal value of shares issued under the scheme has been funded out of the share premium account.

### B Shares

The Company issues B Shares to shareholders in place of a dividend. These can be redeemed for cash or converted into ordinary shares in the Company. As this is not classed as a dividend, no accrual is made for this in the financial statements.

### Accounting for leases

i) As Lessee

Assets financed by leasing agreements which give rights approximating to ownership (finance leases) have been capitalised at amounts equal to the original cost of the assets to the lessors and depreciation provided on the basis of the Group depreciation policy. The capital elements of future obligations under finance leases are included as liabilities in the balance sheet and the current year's interest element, having been allocated to accounting periods to give a constant periodic rate of charge on the outstanding balance, is charged to the profit and loss account.

The annual payments under all other lease arrangements, known as operating leases, are charged to the profit and loss account on an accruals basis.

ii) As Lessor

Amounts receivable under finance leases are included under debtors and represent the total amount outstanding under lease agreements less unearned income. Finance lease income, having been allocated to accounting periods to give a constant periodic rate of return on the net cash investment, is included in turnover.

Rentals receivable under operating leases are included in turnover on an accruals basis.

### Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost or valuation less accumulated depreciation and any provision for impairments in value.

Depreciation is provided on the following basis:

i) Land and buildings

Depreciation is provided on the original cost of purchases since 1996 and on the valuation of properties adopted at December 31, 1996 and is calculated on a straight line basis at rates sufficient to reduce them to their estimated residual value. Estimated lives, as advised by the Group's professional valuers, are:

a) Freehold buildings – five to 45 years (average 23 years).
b) Leasehold land and buildings – lower of valuers' estimates or period of lease.

No depreciation is provided in respect of freehold land.

ii) Plant and equipment

Depreciation is provided on the original cost of plant and equipment and is calculated on a straight line basis at rates sufficient to reduce them to their estimated residual value. Estimated lives are in the range five to 25 years (average 15 years).

iii) Aircraft and engines

Depreciation is provided on the original cost of aircraft and engines and is calculated on a straight line basis at rates sufficient to reduce them to their estimated residual value. Estimated lives are in the range five to 20 years (average 13 years).

iv) In course of construction

No depreciation is provided on assets in the course of construction.

## 2 Segmental analysis

| | Group turnover | | Profit before interest | | Net assets [1] | |
|---|---|---|---|---|---|---|
| | 2004 £m | Restated [2] 2003 £m | 2004 £m | Restated [2] 2003 £m | 2004 £m | Restated [2] 2003 £m |
| **Analysis by business:** | | | | | | |
| Civil aerospace | **3,040** | 2,694 | **165** | 82 | **1,142** | 1,099 |
| Defence | **1,374** | 1,398 | **155** | 132 | **47** | 69 |
| Marine | **963** | 1,003 | **40** | 39 | **567** | 577 |
| Energy | **489** | 508 | **8** | 23 | **387** | 346 |
| Financial services [3] | **73** | 42 | **8** | (6) | **244** | 375 |
| | **5,939** | 5,645 | **376** | 270 | **2,387** | 2,466 |
| **Geographical analysis by origin:** | | | | | | |
| United Kingdom | **3,785** | 3,467 | **129** | 76 | **1,589** | 1,444 |
| Other | **2,154** | 2,178 | **247** | 194 | **798** | 1,022 |
| | **5,939** | 5,645 | **376** | 270 | **2,387** | 2,466 [4] |
| **Geographical analysis by destination:** | | | | | | |
| United Kingdom | **915** | 1,006 | | | | |
| Rest of Europe | **954** | 919 | | | | |
| USA | **1,944** | 2,061 | | | | |
| Canada | **205** | 129 | | | | |
| Asia | **1,290** | 1,047 | | | | |
| Africa | **196** | 110 | | | | |
| Australasia | **85** | 70 | | | | |
| Other | **350** | 303 | | | | |
| | **5,939** | 5,645 | | | | |
| Exports from United Kingdom | **2,919** | 2,434 | | | | |
| Sales to overseas subsidiaries | **(297)** | (247) | | | | |
| Sales by overseas subsidiaries | **2,393** | 2,425 | | | | |
| Sales by overseas joint arrangements | **9** | 27 | | | | |
| Total overseas | **5,024** | 4,639 | | | | |

[1] Net assets exclude net debt of **£80m** (2003 net debt of £323m).
[2] 2003 restated for adoption of UITF 38 (see note 1) and additionally for the transfer of the Diesels business from Energy to Marine.
[3] The turnover of financial services businesses including share of joint ventures is **£130m** (2003 £127m).
[4] 2003 has been re-presented to more accurately reflect a reclassification of inter-company eliminations.

The reconciliation to underlying profit before taxation is as follows:

| | 2004 | | | Restated 2003 [1] | | | |
|---|---|---|---|---|---|---|---|
| | Underlying profit before interest £m | Non-trading items £m | Profit before interest £m | Underlying profit before interest £m | Exceptional items £m | Other non-trading items £m | Profit before interest £m |
| Civil aerospace | **170** | **(5)** | **165** | 131 | (34) | (15) | 82 |
| Defence | **155** | **—** | **155** | 147 | (11) | (4) | 132 |
| Marine | **67** | **(27)** | **40** | 78 | (7) | (32) | 39 |
| Energy | **14** | **(6)** | **8** | 23 | (1) | 1 | 23 |
| Financial services | **9** | **(1)** | **8** | (4) | (1) | (1) | (6) |
| | **415** | **(39)** [2] | **376** | 375 | (54) [3] | (51) [2] | 270 |
| Interest | **(70)** | | | (90) | | | |
| Underlying profit before taxation | **345** | | | 285 | | | |

[1] 2003 restated for adoption of UITF 38 (see note 1) and additionally for the transfer of the Diesels business from Energy to Marine.
[2] Comprising amortisation of goodwill **£47m** (2003 £48m), profit on sale of businesses **£9m** (2003 £6m) and loss on sale of fixed assets **£1m** (2003 loss of £9m).
[3] Rationalisation costs see note 3.

### 3 Profit on ordinary activities before taxation

| | 2004 £m | 2003 £m |
|---|---|---|
| **After crediting** | | |
| Risk and revenue sharing partnerships receipts – credited to other operating income | **73** | 153 |
| Operating lease rentals receivable | **37** | 24 |
| **After charging** | | |
| Exceptional items – rationalisation costs [1] | **—** | 54 |
| Amortisation of goodwill | **47** | 48 |
| Amortisation of certification costs | **15** | 15 |
| Depreciation of owned tangible fixed assets [2] | **211** | 209 |
| Depreciation of tangible fixed assets held under finance leases [2] | **12** | 14 |
| Operating lease rentals payable – hire of plant and equipment | **55** | 58 |
| – hire of other assets | **17** | 19 |
| Risk and revenue sharing partnerships payments – included in cost of sales | **240** | 179 |

Auditors' fees were as follows during the year:

*Audit 2004 – Group* ***£3.2m*** *(2003 £3.2m) including Company* ***£0.1m*** *(2003 £0.1m)*

Other 2004 – United Kingdom **£0.9m** (2003 £1.2m)

– Rest of World **£0.6m** (2003 £0.8m)

Other fees paid to the auditors comprise:

Taxation **£0.7m** (2003 £0.7m)

Accounting **£0.7m** (2003 £0.3m)

Mergers and acquisitions **£0.1m** (2003 £0.9m)

Other — (2003 £0.1m)

Accounting fees in 2004 include £0.5m for IFRS implementation. Mergers and acquisitions fees for 2003 include £0.8m relating to corporate restructuring.

[1] Rationalisation costs in 2003 relate to termination of employment, site decommissioning and relocation and related disruption to operations, including accelerated depreciation of plant and machinery.

[2] Including appropriate amounts charged to stocks.

### 4 Net interest payable

| | 2004 £m | 2003 £m |
|---|---|---|
| Interest payable on: | | |
| Bank loans and overdrafts | **(28)** | (35) |
| Other borrowings | **(75)** | (52) |
| Finance leases | **(3)** | (5) |
| | **(106)** | (92) |
| Interest receivable | **58** | 26 |
| | **(48)** | (66) |

## 5 Taxation

| Current tax | UK 2004 £m | UK 2003 £m | Overseas 2004 £m | Overseas 2003 £m | Total 2004 £m | Total 2003 £m |
|---|---|---|---|---|---|---|
| Current tax charge for the period | **52** | 22 | **70** | 55 | **122** | 77 |
| Less double tax relief | **(48)** | (17) | **—** | — | **(48)** | (17) |
| | **4** | 5 | **70** | 55 | **74** | 60 |
| Adjustments in respect of prior periods | **1** | (10) | **—** | (14) | **1** | (24) |
| Joint ventures | **3** | 4 | **3** | 4 | **6** | 8 |
| | **8** | (1) | **73** | 45 | **81** | 44 |
| **Deferred tax** | | | | | | |
| Deferred tax charge/(credit) for the period | **13** | (3) | **12** | (6) | **25** | (9) |
| Adjustments in respect of prior periods | **(12)** | 14 | **4** | 13 | **(8)** | 27 |
| Joint ventures | **3** | 2 | **—** | — | **3** | 2 |
| | **12** | 12 | **89** | 52 | **101** | 64 |

| Tax reconciliation | 2004 £m | 2003 £m |
|---|---|---|
| Profit on ordinary activities before taxation | **306** | 180 |
| Nominal tax charge at UK corporation tax rate **30%** (2003 30%) | **92** | 54 |
| UK R&D tax credit | **(13)** | (12) |
| Goodwill not deductible for tax purposes | **14** | 13 |
| Fixed asset timing differences | **(12)** | (4) |
| Other timing differences | **(16)** | 10 |
| Other items | **15** | 7 |
| Adjustments in respect of prior periods | **1** | (24) |
| | **81** | 44 |

| Analysis of taxation charge: | 2004 £m | 2003 £m |
|---|---|---|
| Trading activities | **99** | 84 |
| Non underlying items (note 7) | **2** | (20) |
| | **101** | 64 |

## 6 Dividends – ordinary shares

| | 2004 £m | 2003 £m |
|---|---|---|
| Interim **Nil** [1] (2003 3.18p) per share | **—** | 53 |
| Final proposed **Nil** [1] (2003 Nil) | **—** | — |
| | **—** | 53 |

[1] Payments to shareholders are made through the issue of B Shares (see Accounting policies).

## 7 Earnings per ordinary share

Basic earnings per ordinary share are calculated by dividing the profit attributable to ordinary shareholders of **£204m** (2003 £116m) by **1,690 million** (2003 1,647 million) ordinary shares, being the weighted average number of ordinary shares in issue during the year, excluding own shares held under trust (note 26) which have been treated as if they had been cancelled.

Underlying earnings per ordinary share have been calculated as follows:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | **Pence** | **£m** | Pence | £m |
| Profit attributable to ordinary shareholders | **12.07** | **204** | 7.04 | 116 |
| Exclude: | | | | |
| Exceptional rationalisation costs | **—** | **—** | 3.27 | 54 |
| Loss on sale of fixed assets (excluding lease engines and aircraft sold by financial services companies) | **0.06** | **1** | 0.55 | 9 |
| Amortisation of goodwill | **2.78** | **47** | 2.91 | 48 |
| Net profit on sale or termination of businesses | **(0.53)** | **(9)** | (0.36) | (6) |
| Related tax effect | **0.12** | **2** | (1.21) | (20) |
| Underlying earnings per ordinary share | **14.50** | **245** | 12.20 | 201 |

Diluted earnings per ordinary share are calculated by dividing the profit attributable to ordinary shareholders of **£204m** (2003 £116m) by **1,752 million** (2003 1,671 million) ordinary shares, being **1,690 million** (2003 1,647 million) as above adjusted by the bonus element of existing share options of **62 million** (2003 24 million).

## 8 Employee information

| | **2004 Number** | 2003 Number |
|---|---|---|
| **Average weekly number of Group employees during the year** | | |
| United Kingdom | **21,000** | 21,700 |
| Overseas | **14,200** | 14,400 |
| | **35,200** | 36,100 |
| Civil aerospace | **19,900** | 20,400 |
| Defence | **5,100** | 5,000 |
| Marine | **7,200** | 7,300 [1] |
| Energy | **2,900** | 3,300 [1] |
| Financial services | **100** | 100 |
| | **35,200** | 36,100 |

| | **£m** | £m |
|---|---|---|
| Group employment costs [2] | | |
| Wages and salaries | **1,297** | 1,316 |
| Social security costs | **128** | 132 |
| Pensions and other post-retirement benefits (note 30) | **138** | 112 |
| | **1,563** | 1,560 |

[1] Restated for the transfer of the Diesels business from Energy to Marine.
[2] Directors' remuneration is shown on page 46.

## 9 Intangible fixed assets

| | Goodwill £m | Certification costs and participation fees £m | Application engineering £m | Total £m |
|---|---|---|---|---|
| Cost | | | | |
| At January 1, 2004 | **960** | **175** | **43** | **1,178** |
| Exchange adjustments | **3** | **—** | **—** | **3** |
| Additions | **—** | **99** | **11** | **110** |
| Disposals | **(4)** | **—** | **—** | **(4)** |
| At December 31, 2004 | **959** | **274** | **54** | **1,287** |
| Accumulated amortisation | | | | |
| At January 1, 2004 | **201** | **114** | **—** | **315** |
| Exchange adjustments | **3** | **—** | **—** | **3** |
| Provided during the year | **47** | **15** | **—** | **62** |
| Disposals | **(4)** | **—** | **—** | **(4)** |
| At December 31, 2004 | **247** | **129** | **—** | **376** |
| Net book value at December 31, 2004 | **712** | **145** | **54** | **911** |
| Net book value at December 31, 2003 | 759 | 61 | 43 | 863 |

## 10 Tangible fixed assets

| | Land and buildings £m | Plant and equipment £m | Aircraft and engines £m | In course of construction £m | Total £m |
|---|---|---|---|---|---|
| Cost or valuation: | | | | | |
| At January 1, 2004 | **522** | **1,949** | **256** | **156** | **2,883** |
| Exchange adjustments | **(1)** | **(17)** | **(10)** | **(3)** | **(31)** |
| Additions at cost | **10** | **56** | **6** | **119** | **191** |
| On disposals of businesses | **(1)** | **(6)** | **—** | **—** | **(7)** |
| Reclassifications | **11** | **86** | **—** | **(97)** | **—** |
| Disposals/write-offs | **(6)** | **(100)** | **(102)** | **—** | **(208)** |
| At December 31, 2004 | **535** | **1,968** | **150** | **175** | **2,828** |
| Accumulated depreciation: | | | | | |
| At January 1, 2004 | **96** | **941** | **96** | **—** | **1,133** |
| Exchange adjustments | **—** | **(10)** | **(3)** | **—** | **(13)** |
| Provided during the year [1] | **20** | **176** | **27** | **—** | **223** |
| On disposals of businesses | **—** | **(4)** | **—** | **—** | **(4)** |
| Disposals/write-offs | **(1)** | **(79)** | **(57)** | **—** | **(137)** |
| At December 31, 2004 | **115** | **1,024** | **63** | **—** | **1,202** |
| Net book value at December 31, 2004 | **420** | **944** | **87** | **175** | **1,626** |
| Net book value at December 31, 2003 | 426 | 1,008 | 160 | 156 | 1,750 |

[1] Includes impairment charges of £18m for plant and equipment, £1m for land and buildings, and £14m relating to the write-down of aircraft to values provided by independent aircraft appraisers.

**10 Tangible fixed assets** continued

| Tangible fixed assets include: | 2004 £m | 2003 £m |
|---|---|---|
| Net book value of finance leased assets | **48** | 105 |
| Assets held for use in operating leases: | | |
| Cost | **131** | 233 |
| Depreciation | **(49)** | (82) |
| Net book value | **82** | 151 |
| Non-depreciable land | **97** | 98 |

| Land and buildings at cost or valuation comprise: | | |
|---|---|---|
| Cost | **311** | 296 |
| Valuation at December 31, 1985 | **1** | 1 |
| Valuation at December 31, 1996 [1] | **223** | 225 |
| | **535** | 522 |

| Land and buildings at net book value comprise: | | |
|---|---|---|
| Freehold | **388** | 395 |
| Long leasehold | **16** | 16 |
| Short leasehold | **16** | 15 |
| | **420** | 426 |

| On a historical cost basis the net book value of land and buildings would have been as follows: | | |
|---|---|---|
| Cost | **519** | 506 |
| Depreciation | **(188)** | (176) |
| | **331** | 330 |

| | | |
|---|---|---|
| Capitalised interest included in net book value of assets in course of construction | **2** | 2 |
| Capital expenditure commitments – contracted but not provided for | **86** | 22 |

The Group has followed the transitional provisions of FRS 15 'Tangible fixed assets', to retain the book value of land and buildings, certain of which were revalued in 1996 (see [1] below).

[1] Group properties were revalued at December 31, 1996 as follows:
i) Specialised properties, including certain of the Group's major manufacturing sites, were revalued on a depreciated replacement cost basis.
ii) Non-specialised properties were revalued by reference to their existing use value.
iii) Properties surplus to the Group's requirements were revalued on an open market value basis.

In the United Kingdom the revaluation was carried out by Gerald Eve, Chartered Surveyors, Fuller Peiser, Chartered Surveyors and Storey Sons & Parker, Chartered Surveyors, in accordance with the appraisal and valuation manual of the Royal Institution of Chartered Surveyors. Overseas properties were valued principally by independent local valuers.

## 11 Investments – subsidiary undertakings

| | Shares £m |
|---|---|
| Cost: | |
| At January 1, 2004 | **2,153** |
| Additions | **45** |
| At December 31, 2004 | **2,198** |

The principal subsidiary undertakings are listed on pages 82 and 83.

## 12 Investments – joint ventures

| | Shares at cost £m | Share of post acquisition reserves £m | Loans £m | Total £m |
|---|---|---|---|---|
| At January 1, 2004 | **128** | **68** | **6** | **202** [1] |
| Exchange adjustments | **(4)** | **(4)** | **—** | **(8)** |
| Additions | **1** | **—** | **1** | **2** |
| Share of retained profit | **—** | **3** | **—** | **3** |
| At December 31, 2004 | **125** | **67** | **7** | **199** [1] |

The principal joint ventures are listed on pages 84 and 85.

[1] Investments in joint ventures are represented by:

| | 2004 £m | 2003 £m |
|---|---|---|
| Share of aggregate assets: | | |
| Fixed | **662** | 676 |
| Current | **475** | 437 |
| Share of aggregate liabilities: [2] | | |
| Due within one year | **(422)** | (367) |
| Due after one year | **(521)** | (549) |
| Goodwill | **5** | 5 |
| | **199** | 202 |

| | | |
|---|---|---|
| [2] Includes borrowings of | **(518)** | (520) |

## 13 Investments – other

| | Unlisted investments £m |
|---|---|
| At January 1, 2004 | **63** |
| Additions | **—** |
| Amortisation/disposals | **(6)** |
| At December 31, 2004 | **57** |

## 14 Stocks

| | 2004 £m | 2003 £m |
|---|---|---|
| Raw materials | **147** | 156 |
| Work in progress | **423** | 369 |
| Long-term contracts work in progress | **148** | 117 |
| Finished goods | **615** | 596 |
| Payments on account | **63** | 29 |
| | **1,396** | 1,267 |
| Progress payments received against:[1] | | |
| Long-term contracts | **(178)** | (142) |
| Other stocks | **(137)** | (163) |
| | **1,081** | 962 |
| [1] Includes payments received from joint ventures | **(15)** | (16) |

## 15 Debtors – amounts falling due within one year

| | Group | | Company | |
|---|---|---|---|---|
| | **2004 £m** | 2003 £m | **2004 £m** | 2003 £m |
| Trade debtors | **742** | 956 | **—** | — |
| Amounts recoverable on contracts | **91** | 94 | **—** | — |
| Amounts owed by – subsidiary undertakings | **—** | — | **501** | 1 |
| – joint ventures | **202** | 162 | **—** | — |
| Corporate taxation | **2** | 1 | **—** | — |
| Deferred tax assets (note 23) | **—** | 23 | **—** | — |
| Other debtors | **187** | 115 | **—** | — |
| Prepayments and accrued income | **133** | 146 | **—** | — |
| | **1,357** | 1,497 | **501** | 1 |

## 16 Debtors – amounts falling due after one year

| | **2004 £m** | 2003 £m |
|---|---|---|
| Trade debtors | **14** | 61 |
| Amounts recoverable on contracts | **534** | 533 |
| Amounts owed by – subsidiary undertakings | **—** | — |
| – joint ventures | **37** | 47 |
| Deferred tax assets (note 23) | **96** | 94 |
| Other debtors | **58** | 53 |
| Prepayments and accrued income | **51** | 82 |
| Prepaid pension contributions | **263** | 239 |
| | **1,053** | 1,109 |

## 17 Short-term deposits and investments

| | **2004 £m** | 2003 £m |
|---|---|---|
| Short-term deposits | **694** | 135 |
| Investments – government securities and corporate bonds | **36** | 39 |
| | **730** | 174 |

## 18 Borrowings – amounts falling due within one year

| | **2004 £m** | 2003 £m |
|---|---|---|
| Overdrafts | **13** | 20 |
| Bank loans | **2** | 58 |
| Other loans | **—** | 1 |
| Obligations under finance leases | **12** | 15 |
| 4½% Notes 2005 [1] | **177** | — |
| | **204** [2] | 94 |

[1] The Group has borrowed through a subsidiary €256m in order to provide a loan for general purposes. This note is the subject of currency swap agreements under which counterparties have undertaken to pay amounts of fixed rates of interest and exchange in consideration for amounts payable by the subsidiary at variable rates of interest and at fixed exchange rates.
[2] The Company has provided guarantees in respect of borrowings of subsidiary undertakings of £177m.

## 19 Other creditors – amounts falling due within one year

| | Group | | Company | |
|---|---|---|---|---|
| | **2004 £m** | 2003 £m | **2004 £m** | 2003 £m |
| Payments received on account [1] | **277** | 332 | **—** | — |
| Trade creditors | **572** | 476 | **—** | — |
| Amounts owed to – subsidiary undertakings | **—** | — | **—** | — |
| – joint ventures | **110** | 113 | **—** | — |
| Corporate taxation | **176** | 185 | **—** | — |
| Other taxation and social security | **71** | 56 | **—** | — |
| Other creditors | **612** | 603 | **—** | — |
| Accruals and deferred income | **752** | 941 | **—** | — |
| Interim dividend since paid | **—** | 53 | **—** | 53 |
| | **2,570** | 2,759 | **—** | 53 |
| [1] Includes payments received from joint ventures | **66** | 77 | **—** | — |

## 20 Borrowings – amounts falling due after one year

| | **2004 £m** | 2003 £m |
|---|---|---|
| **Unsecured** | | |
| Bank loans | **73** | 115 |
| $4^1/_2$% Notes 2005 | **—** | 177 |
| $6^3/_8$% Notes 2007 [1] | **310** | 310 |
| $7^3/_8$% Notes 2016 | **200** | 200 |
| 5.84% Notes 2010 [2] | **97** | 104 |
| 6.38% Notes 2013 [2] | **120** | 128 |
| 6.55% Notes 2015 [2] | **43** | 47 |
| $4^1/_2$% Notes 2011 [1] | **500** | — |
| Other loan 2009 (interest rate nil) | **1** | 2 |
| **Secured** | | |
| Bank loans | **—** | 3 |
| Obligations under finance leases payable: [3] | | |
| Between one and two years | **6** | 39 |
| Between two and five years | **14** | 27 |
| After five years | **—** | 3 |
| Zero-coupon bonds 2005/2007 (including 9.0% interest accretion) [4] | **—** | 42 |
| | **1,364** [5] | 1,197 |
| **Repayable** | | |
| Between one and two years – by instalments | **9** | 27 |
| – otherwise | **65** | 239 |
| Between two and five years – by instalments | **19** | 50 |
| – otherwise | **310** | 389 |
| After five years – by instalments | **1** | 13 |
| – otherwise | **960** | 479 |
| | **1,364** | 1,197 |

[1] The Group has borrowed through a subsidiary €1,250m in order to provide a loan for general purposes. These notes are the subject of currency swap agreements under which counterparties have undertaken to pay amounts at fixed rates of interest and exchange in consideration for amounts payable by the subsidiary at variable rates of interest and at fixed exchange rates.
[2] The Group has borrowed through a subsidiary US$500m in the US Private Placement market. This borrowing is the subject of interest rate swap agreements under which the Group has undertaken to pay floating rates of interest. The borrowing forms part of a net asset hedging arrangement.
[3] Obligations under finance leases are secured by related leased assets.
[4] Secured on aircraft financed by joint arrangements. Repayment of the zero-coupon bonds is also guaranteed by a subsidiary.
[5] The Company has provided guarantees in respect of borrowings of subsidiary undertakings of £1,336m.

## 21 Other creditors – amounts falling due after one year

| | 2004 £m | 2003 £m |
|---|---|---|
| Payments received on account [1] | **118** | 120 |
| Amounts owed to – subsidiary undertakings | **—** | — |
| – joint ventures | **25** | 25 |
| Other creditors | **128** | 51 |
| Accruals and deferred income | **269** | 230 |
| | **540** | 426 |

| | | |
|---|---|---|
| [1] Includes payments received from joint ventures | **19** | 33 |

## 22 Provisions for liabilities and charges

| | At January 1, 2004 £m | Exchange adjustments £m | Unused amounts reversed £m | Charged to profit and loss account £m | Utilised £m | At December 31, 2004 £m |
|---|---|---|---|---|---|---|
| Post-employment, pensions and other post-retirement benefits | **160** | **(9)** | **—** | **17** | **(9)** | **159** |
| Deferred taxation (note 23) | **214** | **—** | **(17)** | **14** | **—** | **211** |
| Warranty/guarantees | **187** | **(1)** | **(3)** | **48** | **(60)** | **171** |
| Contract loss | **68** | **(1)** | **(1)** | **16** | **(34)** | **48** |
| Customer financing | **92** | **—** | **—** | **51** | **(27)** | **116** |
| Insurance | **25** | **—** | **—** | **18** | **(5)** | **38** |
| Restructuring and rationalisation | **22** | **—** | **(1)** | **4** | **(9)** | **16** |
| Other | **27** | **(1)** | **—** | **10** | **(8)** | **28** |
| | **795** | **(12)** | **(22)** | **178** | **(152)** | **787** |

Post-employment, pensions and other post-retirement provisions are long term in nature and the timing of their utilisation is uncertain.
Warranty provisions primarily relate to products sold and generally cover a period of up to three years.
Provisions for contract loss and restructuring are generally expected to be utilised within one year.
Customer financing provisions cover guarantees provided for asset values and/or financing as described in note 28. Timing of utilisation is uncertain.
Insurance provisions relate to the Group's captive insurance business with timing of utilisation being uncertain.
Other provisions comprise a number of liabilities with varying expected utilisation rates.

## 23 Deferred taxation

| | £m |
|---|---|
| At January 1, 2004 | **(97)** |
| Amount charged to profit and loss account | **(17)** |
| Exchange movements | **(1)** |
| At December 31, 2004 | **(115)** |

There are other deferred tax assets totalling **£126m** (2003 £119m) that have not been recognised on the basis that their future economic benefit is uncertain.

The undistributed profits of overseas subsidiary undertakings and joint ventures may be liable to overseas taxes and/or United Kingdom tax (after allowing for double tax relief) if remitted as dividends to the UK. No deferred tax has been provided as there are currently no commitments to pay such dividends.

The analysis of the deferred tax position is as follows:

| | **2004 £m** | 2003 £m |
|---|---|---|
| Fixed asset timing differences | **(131)** | (123) |
| Other timing differences | **(90)** | (72) |
| Losses | **26** | 8 |
| Advance corporation tax | **80** | 90 |
| | **(115)** | (97) |
| Included in: | | |
| Provisions | **(211)** | (214) |
| Debtors | **96** | 117 |
| | **(115)** | (97) |

The above figures exclude taxation payable on capital gains which might arise from the sale of fixed assets at the values at which they are stated in the Group's balance sheet.

## 24 Financial instruments

Details of the Group's policies on the use of financial instruments are given in the Finance Director's review on pages 26 to 31 and in the accounting policies on pages 57 and 58. The following disclosures provide additional information regarding the effect of these instruments on the financial assets and liabilities of the Group, excluding short-term debtors and creditors where permitted by FRS 13.

### Funding and interest rates

| | Sterling £m | US Dollar £m | Euro £m | Other £m | 2004 Total £m |
|---|---|---|---|---|---|
| Financial assets | | | | | |
| Cash at bank and in hand [1] | **200** | **418** | **45** | **95** | **758** |
| Short-term deposits [2] | **652** | **34** | **3** | **5** | **694** |
| Government securities and corporate bonds [3] | **34** | **2** | **—** | **—** | **36** |
| Unlisted fixed asset investments | **47** | **3** | **2** | **5** | **57** |
| Debtors – amounts falling due after one year | **41** | **36** | **13** | **19** | **109** |
| | **974** | **493** | **63** | **124** | **1,654** |
| Financial liabilities [4] | | | | | |
| Floating-rate borrowings [5] | **(714)** | **(180)** | **(8)** | **(5)** | **(907)** |
| Fixed-rate borrowings | **(508)** | **(87)** | **—** | **(65)** | **(660)** |
| Borrowings on which no interest is paid [6] | **—** | **—** | **—** | **(1)** | **(1)** |
| Other creditors – amounts falling due after one year | **(42)** | **(31)** | **(1)** | **(12)** | **(86)** |
| | **(1,264)** | **(298)** | **(9)** | **(83)** | **(1,654)** |

| | Sterling £m | US Dollar £m | Euro £m | Other £m | 2003 Total £m |
|---|---|---|---|---|---|
| Financial assets | | | | | |
| Cash at bank and in hand [1] | 139 | 497 | 34 | 124 | 794 |
| Short-term deposits [2] | 108 | — | — | 27 | 135 |
| Government securities and corporate bonds [3] | 39 | — | — | — | 39 |
| Unlisted fixed asset investments | 47 | 9 | 2 | 5 | 63 |
| Debtors – amounts falling due after one year | 87 | 59 | 13 | 2 | 161 |
| | 420 | 565 | 49 | 158 | 1,192 |
| Financial liabilities [4] | | | | | |
| Floating-rate borrowings [5] | — | (290) | (8) | (12) | (310) |
| Fixed-rate borrowings | (729) | (130) | (2) | (118) | (979) |
| Borrowings on which no interest is paid [6] | — | — | — | (2) | (2) |
| Other creditors – amounts falling due after one year | (32) | (43) | — | — | (75) |
| | (761) | (463) | (10) | (132) | (1,366) |

Notes

[1] Cash at bank and in hand comprises bank balances and deposits placed on money markets overnight.

[2] Short-term deposits are deposits placed on money markets for periods ranging from two nights up to one month.

[3] Interest on the securities and bonds are at fixed rates. The weighted average interest rate on the sterling securities is **5.8%** (2003 5.0%). The weighted average time for these securities is **2.5 years** (2003 2.5 years).

[4] Financial liabilities are stated after taking into account the various interest rate and currency swaps entered into by the Group.

[5] Floating-rate financial liabilities comprise borrowings bearing interest at rates fixed in advance for periods ranging from one to six months based on the applicable LIBOR rate.

[6] The weighted average period for borrowings on which no interest is paid is **five years** (2003 six years).

## 24 Financial instruments continued

The analysis of fixed-rate borrowings is as follows:

| | 2004 | | | 2003 | | |
|---|---|---|---|---|---|---|
| | Total £m | Weighted average interest rate at which fixed % | Weighted average period for which rate is fixed Months | Total £m | Weighted average interest rate at which fixed % | Weighted average period for which rate is fixed Months |
| Currency | | | | | | |
| Sterling | **508** | **6.9** | **15** | 729 | 6.7 | 15 |
| US Dollar | **87** | **6.5** | **43** | 130 | 7.2 | 38 |
| Other | **65** | **5.4** | **15** | 120 | 5.4 | 22 |

The maturity profile of the Group's financial liabilities is as follows:

| | 2004 £m | 2003 £m |
|---|---|---|
| In one year or less, or on demand | **204** | 94 |
| In more than one year but not more than two years | **117** | 304 |
| In more than two years but not more than five years | **372** | 476 |
| In more than five years | **961** | 492 |
| | **1,654** | 1,366 |

### Borrowing facilities

The Group has various borrowing facilities available to it. The undrawn committed facilities available at December 31, 2004 were as follows:

| | 2004 £m | 2003 £m |
|---|---|---|
| Expiring within one year | — | 91 |
| Expiring in one to two years | — | 67 |
| Expiring thereafter | **250** | 853 |
| | **250** | 1,011 |

### Exchange risk management

The table below shows the Group's currency exposures at December 31, 2004 on currency transactions that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the net monetary assets and liabilities of the Group at December 31, 2004 that are not denominated in the functional currency of the operating company involved. The exposures are stated after taking into account the effects of currency swaps and forward foreign exchange contracts.

| | 2004 Net foreign currency monetary assets/(liabilities) | | | | 2003 Net foreign currency monetary assets/(liabilities) | | | |
|---|---|---|---|---|---|---|---|---|
| Functional currency of Group operation | Sterling £m | US Dollar £m | Euro £m | Other £m | Sterling £m | US Dollar £m | Euro £m | Other £m |
| Sterling | — | — | **1** | — | — | (3) | — | 3 |
| US Dollar | — | — | — | **1** | — | — | — | — |
| Euro | — | **1** | — | — | (3) | — | — | 1 |
| Other | **1** | **4** | **(1)** | **4** | (2) | 2 | 3 | 1 |

## 24 Financial instruments continued

### Fair values of financial assets and financial liabilities

The estimated fair value of the Group's financial instruments are summarised below:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | **Book value £m** | **Fair value £m** | Book value £m | Fair value £m |
| Unlisted fixed asset investments | **57** | **57** | 63 | 63 |
| Cash at bank and in hand | **758** | **758** | 794 | 794 |
| Short-term deposits and investments | **730** | **730** | 174 | 176 |
| Short-term debt | **(204)** | **(211)** | (94) | (92) |
| Long-term debt | **(1,364)** | **(1,569)** | (1,197) | (1,342) |
| Other creditors – amounts falling due after one year | **(86)** | **(82)** | (75) | (72) |
| Debtors – amounts falling due after one year | **109** | **104** | 161 | 154 |
| Derivatives used to hedge the interest, currency and commodity exposure of the business: | | | | |
| Jet fuel swaps | **—** | **9** | — | 6 |
| Interest rate swaps | **23** | **129** | (27) | (1) |
| Forward foreign currency contracts | **—** | **986** | — | 724 |
| Forward purchase of shares to meet share option commitments | **—** | **40** | — | (10) |

Where available, market values have been used to determine current values. Where market values are not available, fair values have been calculated by discounting expected future cash flows at prevailing interest and exchange rates.

Cash at bank and in hand, short-term deposits and short-term borrowings:

The book value approximates to fair value either due to the short-term maturity of the instruments or because the interest rate of investments is reset after periods not greater than six months.

Derivatives:

The fair value of derivatives is the estimated amount, based on current market rates, which the Group would expect to pay or receive were it to terminate the derivatives at the balance sheet date.

### Hedges of future transactions

As described in the Finance Director's review on pages 26 to 31 the Group's policy is to hedge the following exposures:

Interest rate risk – using interest swaps

Currency exposures on future forecast sales – using forward foreign currency contracts, currency swaps and currency options

Commodity price risk – using jet fuel swaps

Gains and losses on instruments used for hedging are dealt with as outlined in the accounting policies on pages 57 and 58.

Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

| | 2004 | | | 2003 | | |
|---|---|---|---|---|---|---|
| | **Gains £m** | **(Losses) £m** | **Total net gains/(losses) £m** | Gains £m | (Losses) £m | Total net gains/(losses) £m |
| Unrecognised gains and losses on hedges at January 1, 2004 | **980** | **(234)** | **746** | 390 | (331) | 59 |
| Gains and losses arising in previous year that were recognised in 2004 | **(280)** | **90** | **(190)** | (199) | 143 | (56) |
| Gains and losses arising in previous year that were not recognised in 2004 | **700** | **(144)** | **556** | 191 | (188) | 3 |
| Gains and losses arising in 2004 that were not recognised in 2004 | **618** | **(33)** | **585** | 789 | (46) | 743 |
| Unrecognised gains and losses on hedges at December 31, 2004 of which: | **1,318** | **(177)** | **1,141** | 980 | (234) | 746 |
| Gains and losses expected to be recognised in 2005 | **564** | **(123)** | **441** | 260 | (129) | 131 |
| Gains and losses expected to be recognised thereafter | **754** | **(54)** | **700** | 720 | (105) | 615 |

## 25 Share capital

| | | | | | Non-equity | | Equity |
|---|---|---|---|---|---|---|---|
| | Special share of £1 | B Shares of 0.1p each | Nominal value £m | Preference shares of £1 each | Nominal value £m | Ordinary shares of 20p each | Nominal value £m |
| **Authorised** | | | | | | | |
| At January 1 and December 31, 2004 | 1 | | | 50,000 | — | 2,499,999,998 | 500 |
| Upon approval of B Share scheme by 2004 AGM | | 1,000,000,000,000 | 1,000 | | | | |
| **Issued and fully paid** | | | | | | | |
| At January 1, 2004 | 1 | — | — | — | — | 1,666,619,843 | 333 |
| Issued for B Share scheme | — | 83,922,435,550 | 84 | — | — | — | — |
| Exercise of share options | — | — | — | — | — | 2,654,484 | 1 |
| In lieu of paying dividends in cash | — | — | — | — | — | 10,671,927 | 2 |
| B Share conversion into ordinary shares | | (52,631,193,754) | (52) | — | — | 24,826,034 | 5 |
| Redemption of B Shares | — | (26,690,531,732) | (27) | — | — | — | — |
| At December 31, 2004 | 1 | 4,600,710,064 | 5 | — | — | 1,704,772,288 | 341 |

Certain special rights, set out in the Company's Articles of Association, attach to the special rights redeemable preference share (special share) issued to HM Government. Subject to the provisions of the Companies Act 1985, the special share may be redeemed by the Treasury Solicitor at par at any time. The special share confers no rights to dividends or to vote at general meetings but in the event of a winding-up it shall be repaid at its nominal value in priority to any other shares.

During the year, the Group's B Share scheme for the purpose of making payments to shareholders, received approval at the Annual General Meeting (AGM), and in June 83,922,435,550 non-cumulative redeemable convertible preference (B) shares of 0.1p were issued. Shareholders are able to redeem any number of their B Shares for cash or convert them into ordinary shares. B Shares retained, attract a dividend of 75% of LIBOR on the 0.1p nominal value of each share, paid on a semi-annual basis, and have limited voting rights. In certain circumstances the Company will have the option to redeem the B Shares. This option can be exercised at any time if the aggregate number of B Shares in issue is less than 10% of the aggregate number of B Shares issued, or on the acquisition or capital restructuring of the Company.

On a return of capital on a winding-up, the holders of B Shares shall be entitled, in priority to any payment to the holders of ordinary shares, to the repayment of the nominal capital paid up or credited as paid-up on the B Shares held by them, together with a sum equal to the outstanding preferential dividend which will have accrued but not been paid until the date of return of capital.

The redemption and conversion of B Shares shown in the above table took place on or as soon as possible after July 5, 2004, for shareholders who made an election on or before June 18, 2004. Future redemption and conversion opportunities are expected to be made available for holders of B Shares.

**25 Share capital** continued

At December 31, 2004, the following ordinary shares were subject to options:

| | Date of grant | Number | Exercise price | Exercisable dates |
|---|---|---|---|---|
| Executive share option scheme | 1995 | 488,250 | 176p | 2005 |
| | 1996 | 50,400 | 238p | 2005-2006 |
| Executive share option plan | 1999 | 1,035,367 | 269p | 2005-2009 |
| | 1999 | 232,540 | 216p | 2005-2009 |
| | 2000 | 5,024,472 | 194p | 2005-2010 |
| | 2000 | 1,544,964 | 194p | 2005-2010 |
| | 2000 | 18,404 | 163p | 2005-2010 |
| | 2000 | 86,658 | 163p | 2005-2010 |
| | 2000 | 11,731 | 170p | 2005-2010 |
| | 2001 | 827,115 | 216p | 2005-2011 |
| | 2001 | 7,929,148 | 216p | 2005-2011 |
| | 2001 | 14,150,471 | 216p | 2005-2011 |
| | 2001 | 27,522 | 218p | 2005-2011 |
| | 2001 | 297,337 | 218p | 2005-2011 |
| | 2002 | 12,994,293 | 188p | 2005-2012 |
| | 2002 | 632,222 | 188p | 2005-2012 |
| | 2002 | 581,312 | 216p | 2005-2012 |
| | 2003 | 35,172,444 | 77p | 2006-2013 |
| | 2003 | 11,340 | 170p | 2006-2013 |
| | 2003 | 166,391 | 170p | 2006-2013 |
| Sharesave schemes | 1997 | 2,266,569 | 205p | 2005 |
| | 1999 | 7,105,752 | 194p | 2005/2007 |
| | 2001 | 40,951,006 | 108p | 2005/2007/2009 |
| | 2003 | 24,000,209 | 141p | 2006/2009 |

Under the terms of the executive share option scheme and the executive share option plan, options granted to 525 directors and senior executives were outstanding at December 31, 2004.

Under the terms of the sharesave schemes, the Board may grant options to purchase ordinary shares in the Company each year to those employees who enter into an Inland Revenue approved Save As You Earn (SAYE) contract for a period of either three, five or seven years.

Employees in 28 countries participate in sharesave schemes through arrangements broadly comparable to the UK scheme.

## 26 Reserves

| | | | Non-distributable | | |
|---|---|---|---|---|---|
| | Share premium £m | Revaluation reserves £m | Merger reserve £m | Capital redemption reserve £m | Profit and loss account [1] £m |
| **Group** | | | | | |
| At January 1, 2004 (as previously reported) | 1 | 96 | 3 | — | 1,708 |
| Prior year adjustment (see note 1) | — | — | — | — | (1) |
| At January 1, 2004 (restated) | 1 | 96 | 3 | — | 1,707 |
| Exchange adjustments | — | — | — | — | (38) |
| Scrip dividend adjustment | — | — | (2) | — | 20 |
| Arising on share issues (net of expenses) | 3 | — | — | — | — |
| Transfers between reserves | — | (7) | — | — | 7 |
| Write-back of purchased goodwill relating to disposals | — | — | 2 | — | — |
| Retained profit for the year | — | — | — | — | 204 |
| Relating to own shares | — | — | — | — | (2) |
| Issue of B Shares | — | — | — | — | (84) |
| Redemption of B Shares | — | — | — | 27 | (27) |
| Conversion of B Shares into ordinary shares | — | — | — | 47 | — |
| At December 31, 2004 | 4 | 89 | 3 | 74 | 1,787 |
| **Company** | | | | | |
| At January 1, 2004 | 1 | — | 1,004 | — | 763 |
| Scrip dividend | — | — | (2) | — | 20 |
| Arising on share issues (net of expenses) | 3 | — | — | — | — |
| Retained profit for the year [2] | — | — | — | — | 601 |
| Issue of B Shares | — | — | (84) | — | — |
| Redemption of B Shares | — | — | — | 27 | (27) |
| Conversion of B Shares into ordinary shares | — | — | — | 47 | — |
| At December 31, 2004 | 4 | — | 918 | 74 | 1,357 |

*The cumulative amount of goodwill, arising on the acquisition of undertakings still in the Group at December 31, 2004, written off against other reserves amounts to* **£370m** (2003 £372m). The continuance of this basis, in respect of pre-1998 acquisitions, is permitted under the transitional arrangements of FRS 10.

[1] The Group has adopted UITF 38 'Accounting for ESOP Trusts' which requires own shares to be reclassified within shareholders funds. Amounts relating to own shares have been included in the profit and loss account reserve.
Ordinary shares in the Company are held in two trusts:
i) In respect of employee share schemes. The shares held by this independently managed trust were purchased on the open market:

| | | £m |
|---|---|---|
| May 5, 2004 | 37,130 at £1.95 per share | 0.1 |
| October 22, 2004 | 400,000 at £1.98 per share | 0.8 |

At December 31, 2004, the shares held had a market value of £1.1m. In accordance with UITF 17 'Employee share schemes', the Group is required to amortise the cost of likely awards over each separate performance measurement period and to include this charge as part of the cost of 'wages and salaries'. The UITF is a committee of the Accounting Standards Board.
ii) In respect of a Qualifying Employee Share Trust (QUEST), which provides employees with shares under Inland Revenue approved Save As You Earn (SAYE) share schemes.
As permitted by UITF 17, no amortisation charge has been made. At December 31, 2004, a total of 410,747 of these shares had still not been allocated to option holders, their market value being £1.0m. These outstanding allocations are expected to occur in 2005.
Both trusts have waived their voting rights, and their costs of administration have been charged to the Group's profit and loss account.

[2] A dividend of £601m was received on December 21, 2004 from a subsidiary company, Rolls-Royce plc. Of this amount, £550m is separately identified in the Company's accounting records.

## 27 Operating lease annual commitments

| | 2004 £m | 2003 £m |
|---|---|---|
| Leases of land and buildings which expire: | | |
| Within one year | **2** | 2 |
| Between one and five years | **4** | 3 |
| After five years | **10** | 9 |
| Other leases which expire: | | |
| Within one year | **2** | 4 |
| Between one and five years | **21** | 7 |
| After five years | **35** | 42 |

## 28 Contingent liabilities

In connection with the sale of its products, on some occasions the Group enters into individually and collectively significant long-term contingent obligations. These can involve, inter alia, guaranteeing financing for customers, guaranteeing a proportion of the values of both engine and airframe, entering into leasing transactions, commitments to purchase aircraft and in certain circumstances could involve the Group assuming certain of its customers' entitlements and related borrowing or cash flow obligations until the value of the security can be realised.

At the date these accounts are approved, the directors regard the possibility that there will be any significant loss arising from these contingencies, which cover a number of customers over a long period of time, as remote. In determining this, and the values below, the directors have taken account of advice, principally from Airclaims Limited, professional aircraft appraisers, who base their calculations on a current and future fair market value basis assuming an arms-length transaction between a willing seller and a willing buyer.

At December 31, 2004, the total gross contingent liabilities relating to financing arrangements on all delivered aircraft less insurance arrangements and relevant provisions amounted to **£999m** (2003 £1,090m), of which **£12m** (2003 £39m) related to sales finance support to joint ventures. Taking into account the net realisable value of the relevant security, the net contingent liabilities in respect of financing arrangements on all delivered aircraft amounted to **£189m** (2003 £184m). Sensitivity calculations are complex, but, for example, if the value of the relevant security was reduced by 20%, a net contingent liability of approximately **£277m** (2003 £262m) would result. There are also net contingent liabilities in respect of undelivered aircraft but it is not considered practicable to estimate these as deliveries can be many years in the future and the related financing will only be put in place at the appropriate time.

Contingent liabilities exist in respect of guarantees provided by the Group in the ordinary course of business for product delivery, performance and reliability. The Company and some of its subsidiary undertakings have, in the normal course of business, entered into arrangements in respect of export finance, performance bonds, countertrade obligations and minor miscellaneous items. Various Group undertakings are parties to legal actions and claims which arise in the ordinary course of business, some of which are for substantial amounts. As a consequence of the insolvency of an insurer as previously reported, the Group is no longer fully insured against known and potential claims from employees who worked for certain of the Group's UK based businesses for a period prior to the acquisition of those businesses by the Group. While the outcome of some of these matters cannot precisely be foreseen, the directors do not expect any of these arrangements, legal actions or claims, after allowing for provisions already made, to result in significant loss to the Group or Company.

In addition to the above, the Company has provided guarantees in respect of borrowings of subsidiary undertakings as shown in notes 18 and 20.

## 29 Related party transactions

### Joint ventures

In the course of normal operations, the Group has contracted on an arms-length basis with joint ventures. The aggregated transactions which are considered to be material and which have not been disclosed elsewhere in the financial statements are summarised below:

| | 2004 £m | 2003 £m |
|---|---|---|
| Other income | **15** | 9 |
| Purchases of goods and services from joint ventures | **(437)** | (682) |

## 30 Post-retirement benefits

### Pensions

The Group's pension schemes are mainly of the defined benefit type and the assets of the schemes are held in separate trustee administered funds.

The pension cost relating to the UK schemes is assessed in accordance with SSAP 24 'Accounting for Pension Costs', based on the advice of independent qualified actuaries using the projected unit method. The latest actuarial valuations of the principal schemes were as at March 31, 2004 (for the Vickers Group Pension Scheme), April 5, 2004 (for the Rolls-Royce Group Pension Scheme), and March 31, 2003 (for the Rolls-Royce Pension Fund). The principal assumptions used for the purpose of SSAP 24, were that in the long term the average returns on investments would be 2% per annum higher than the average increase in pay and 3.6% per annum higher than the average increase in pensions. Assets were valued on a market related basis for the Vickers Group Pension Scheme and the Rolls-Royce Group Pension Scheme and on an actuarial basis for the Rolls-Royce Pension Fund.

The pension cost relating to overseas schemes is calculated in accordance with local best practice and regulations.

The total pension cost for the Group was **£123m** (2003 £95m) of which **£25m** (2003 £23m) relates to overseas schemes.

The aggregate of the market values of the UK schemes at the dates of the latest actuarial valuations was £3,804m. The actuarial value of the assets of the principal schemes represented respectively 92% (for the Rolls-Royce Pension Fund), 79% (for the Vickers Group Pension Scheme) and 89% (for the Rolls-Royce Group Pension Scheme) of the value of the projected accrued liabilities.

The difference between the value of the assets and the value of the projected accrued liabilities of the three principal schemes (after allowing for expected future increases in earnings and pension increases) is being amortised over periods of between 8.5 and 12 years, being the average expected remaining service lives of the pensionable employees.

Prepayments of **£263m** (2003 £239m) are included in debtors and accruals of **£22m** (2003 £29m) are included in provisions for liabilities and charges, being the differences between the accumulated amounts paid into the pension funds and the accumulated pension costs.

### Post-retirement benefits other than pensions

In the USA, and to a lesser extent in some other countries, the Group's employment practices include the provision of healthcare and life insurance benefits for retired employees. In the USA, 540 retired employees currently benefit from these provisions and it is estimated that 4,385 current employees will be eligible on retirement.

The cost of post-retirement benefits other than pensions for the Group was **£15m** (2003 £17m). Provisions for the benefit obligations at December 31, 2004 amounted to **£124m** (2003 £119m) and are included in provisions for liabilities and charges. There were no plan assets at either December 31, 2004 or December 31, 2003. The future costs of benefits are assessed in accordance with the advice of independent qualified actuaries and are based on a weighted average discount rate of 5.8% and a weighted average assumed healthcare costs trend rate of 8% grading down to 5% over seven years.

**30 Post-retirement benefits** continued

## FRS 17 disclosures

The full implementation of FRS 17 'Retirement Benefits' has been deferred, however certain disclosures are required which are included below.

The valuations with respect to UK schemes have been based on the most recent actuarial valuation (as noted above) and updated by the scheme actuary to December 31, 2004 taking account of the requirements of FRS 17. For the material overseas defined benefit schemes the last formal actuarial valuations have been updated to December 31, 2004 by a qualified actuary taking account of the requirements of FRS 17.

The principal actuarial assumptions were as follows:

| | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | **UK schemes %** | **Overseas schemes %** [1] | UK schemes % | Overseas schemes % [1] | UK schemes % | Overseas schemes % [1] |
| Rate of increase in salaries | **4.4** | **2.4** | 4.3 | 2.8 | 3.8 | 2.9 |
| Rate of increase of pensions in payment and deferment | **2.6** | **0.2** | 2.6 | 0.2 | 2.3 | 0.4 |
| Discount rate | **5.3** | **5.7** | 5.4 | 6.1 | 5.5 | 6.6 |
| Inflation assumption | **2.9** | **2.8** | 2.8 | 2.7 | 2.3 | 2.9 |

[1] Weighted average percentage.

The assets in the principal schemes and the expected rates of return at December 31 were as follows:

| | 2004 UK schemes | | 2003 UK schemes | | 2002 UK schemes | |
|---|---|---|---|---|---|---|
| | **Expected long-term rate of return %** | **Market value £m** | Expected long-term rate of return % | Market value £m | Expected long-term rate of return % | Market value £m |
| Equities | **7.6** | **3,007** | 8.3 | 2,884 | 8.0 | 2,524 |
| Sovereign debt | **4.6** | **699** | 4.8 | 692 | 4.4 | 644 |
| Corporate bonds | **5.1** | **644** | 5.1 | 580 | 5.0 | 492 |
| Other | **5.3** | **188** | 5.4 | 116 | 5.9 | 144 |
| Total market value of assets | — | **4,538** | — | 4,272 | — | 3,804 |
| Present value of scheme liabilities | — | **(5,688)** | — | (5,493) | — | (5,400) |
| Deficit in the schemes | — | **(1,150)** | — | (1,221) | — | (1,596) |
| Related deferred tax asset | — | **345** | — | 366 | — | 479 |
| Net pension liability | — | **(805)** | — | (855) | — | (1,117) |

| | 2004 Overseas schemes | | 2003 Overseas schemes | | 2002 Overseas schemes | |
|---|---|---|---|---|---|---|
| | **Expected long-term rate of return %** | **Market value £m** | Expected long-term rate of return % | Market value £m | Expected long-term rate of return % | Market value £m |
| Equities | **8.3** | **99** | 8.3 | 86 | 9.4 | 63 |
| Sovereign debt | **—** | **—** | — | — | — | — |
| Corporate bonds | **5.6** | **58** | 5.7 | 49 | 6.5 | 45 |
| Other | **6.8** | **14** | 6.7 | 13 | 6.5 | 9 |
| Total market value of assets | — | **171** | — | 148 | — | 117 |
| Present value of scheme liabilities | — | **(419)** | — | (383) | — | (360) |
| Deficit in the schemes | — | **(248)** [1] | — | (235) [1] | — | (243) [1] |
| Related deferred tax asset | — | **77** | — | 79 | — | 85 |
| Net pension liability | — | **(171)** | — | (156) | — | (158) |

[1] Provisions of **£159m** (2003 £160m, 2002 £158m) exist primarily for overseas post-employment benefits and pensions (see note 22).

## 30 Post-retirement benefits continued

### Amounts charged to profit and loss account

| | 2004 UK schemes £m | 2004 Overseas schemes £m | 2003 UK schemes £m | 2003 Overseas schemes £m |
|---|---|---|---|---|
| Operating profit | | | | |
| Current service charge | **75** | **19** | 81 | 19 |
| Gain resulting from curtailment | **(2)** | **—** | (567)[1] | — |
| | **73** | **19** | (486) | 19 |
| Finance income | | | | |
| Expected return on pension scheme assets | **(303)** | **(11)** | (257) | (10) |
| Interest on pension scheme liabilities | **292** | **23** | 292 | 25 |
| | **(11)** | **12** | 35 | 15 |
| Total (credit)/charge | **62** | **31** | (451) | 34 |

[1] Results from agreed benefit reductions.

### Movement in scheme deficits during the year

| | 2004 UK schemes £m | 2004 Overseas schemes £m | 2003 UK schemes £m | 2003 Overseas schemes £m |
|---|---|---|---|---|
| At January 1 | **(1,221)** | **(235)** | (1,596) | (243) |
| Exchange adjustments | **—** | **14** | — | 18 |
| Current service cost | **(75)** | **(19)** | (81) | (19) |
| Curtailment | **2** | **—** | 567 | — |
| Contributions | **111** | **29** | 101 | 27 |
| Finance income | **11** | **(12)** | (35) | (15) |
| Actuarial loss | **22** | **(25)** | (177) | (3) |
| At December 31 | **(1,150)** | **(248)** | (1,221) | (235) |

### History of experience gains and losses and amount recognised in statement of total recognised gains and losses

| | 2004 UK schemes £m | 2004 Overseas schemes £m | 2003 UK schemes £m | 2003 Overseas schemes £m |
|---|---|---|---|---|
| Difference between the expected and actual return on scheme assets | | | | |
| Amount | **130** | **2** | 350 | 10 |
| Percentage of scheme assets | **3%** | **1%** | 8% | 7% |
| Experience gains and losses on scheme liabilities | | | | |
| Amount | **59** | **10** | (147) | 14 |
| Percentage of the present value of scheme liabilities | **1%** | **2%** | (3%) | 4% |
| Effect of changes in assumptions underlying the present value of scheme liabilities | | | | |
| Amount | **(167)** | **(37)** | (380) | (27) |
| Percentage of the present value of scheme liabilities | **(3%)** | **(9%)** | (7%) | (7%) |
| Exchange adjustments | **—** | **14** | — | 18 |
| Total amount recognised in the statement of total recognised gains and losses | | | | |
| Amount | **22** | **(11)** | (177) | 15 |
| Percentage of the present value of scheme liabilities | **0%** | **(3%)** | (3%) | 4% |

## 30 Post-retirement benefits continued

### Net assets

If the above net pensions liabilities had been recognised in the financial statements, the net assets and profit and loss reserve would be as follows:

| | 2004 £m | Restated 2003 £m | Restated 2002 £m |
|---|---|---|---|
| Net assets per balance sheet | **2,307** | 2,143 | 2,034 |
| Net pension liability | **(976)** | (1,011) | (1,275) |
| Pension prepayment [1] | **(186)** | (168) | (143) |
| Provisions for pensions and other post retirement benefits [2] | **107** | 104 | 101 |
| Total FRS 17 pension adjustment | **(1,055)** | (1,075) | (1,317) |
| Net assets under FRS 17 | **1,252** | 1,068 | 717 |

[1] Pension prepayment currently recorded: Group **£263m** (2003 £239m, 2002 £204m) less related deferred tax liability of **£77m** (2003 £71m, 2002 £61m).
[2] Provisions currently recorded **£159m** (2003 £160m, 2002 £158m) less related deferred tax asset of **£52m** (2003 £56m, 2002 £57m).

### Profit and loss reserve

| | 2004 £m | Restated 2003 £m | Restated 2002 £m |
|---|---|---|---|
| Profit and loss reserve | **1,787** | 1,707 | 780 |
| Total FRS 17 pension adjustment | **(1,055)** | (1,075) | (1,317) |
| Profit and loss reserve under FRS 17 | **732** | 632 | (537) |

## 31 Disposal or termination of businesses

During the year the Group disposed of its interests in Rolls-Royce Gear Systems Inc., as summarised below:

| | Total £m |
|---|---|
| Tangible fixed assets | **3** |
| Stocks | **2** |
| Debtors | **5** |
| Creditors | **(4)** |
| Net assets | **6** |
| Related goodwill | **2** |
| | **8** |
| Profit on sale or termination of businesses | **9** |
| Disposal proceeds less costs | **17** |
| Payment of amounts deferred at December 31, 2003 | **(1)** |
| Net cash inflow per cash flow statement | **16** |

# Principal subsidiary undertakings
at December 31, 2004

| Incorporated within the UK – held by Rolls-Royce Group plc | |
|---|---|
| Rolls-Royce plc | Principal trading/holding company |
| Groby Limited | Non-trading company |

| Incorporated within the UK – held by subsidiary undertakings | |
|---|---|
| **Civil aerospace** | |
| Rolls E.L. Turbofans Limited | Engine support services/holding company |
| Rolls-Royce General Partner Limited [1] | Management company |
| Rolls-Royce Total Care Services Limited | Aftermarket support services |
| **Marine systems** | |
| Rolls-Royce Marine Electrical Systems Limited [2] | Marine electrical systems |
| Rolls-Royce Marine Power Operations Limited | Nuclear submarine propulsion systems |
| **Energy** | |
| Rolls-Royce Fuel Cell Systems Limited [3] | Development of fuel cell systems |
| **Financial services and corporate** | |
| Rolls-Royce Aircraft Management Limited | Sales finance and other financial services |
| Rolls-Royce Capital Limited [3] | Sales finance and other financial services |
| Rolls-Royce International Limited | International support and commercial information services |
| Rolls-Royce Leasing Limited | Engine leasing |
| Rolls-Royce Overseas Holdings Limited | Holding company |
| Rolls-Royce Overseas Investments Limited [4] | Holding company |
| Rolls-Royce Power Engineering plc | Power generation and marine systems |
| Rolls-Royce Power Ventures Limited | Provision of project development capabilities |
| Vinters Engineering plc [5] | Holding company |
| Vinters plc | Holding company |

[1] The interest is held by Rolls-Royce Supplies Limited.
[2] The interest is held by Rolls-Royce Power Engineering plc.
[3] This subsidiary acts as an agent of Rolls-Royce plc.
[4] The interest is held by Rolls-Royce Overseas Holdings Limited.
[5] The interest is held by Vinters plc.

The above companies operate principally in the UK and the effective Group interest is 100%.

## **Principal subsidiary undertakings** continued

**Incorporated overseas – held by subsidiary undertakings**

| | | |
|---|---|---|
| **Civil aerospace** | | |
| Brazil | Rolls-Royce Brasil Limitada | Repair and overhaul |
| France | Rolls-Royce Technical Support SARL [1] | Project support |
| Germany | Rolls-Royce Deutschland Ltd & Co KG [2] | BR700 series engine development and manufacture |
| Italy | Europea Microfusioni Aerospaziali S.p.A. | Manufacture of castings |
| USA | Rolls-Royce Corporation [3] | Design, development and manufacture of gas turbine engines |
| USA | Rolls-Royce Engine Services – Oakland Inc. [4] | Repair and overhaul |
| **Marine systems** | | |
| Finland | Rolls-Royce OY AB [5] | Manufacture of winches and propeller systems |
| Norway | Rolls-Royce Marine AS [5] | Design and manufacture of ship equipment/holding company |
| Norway | Ulstein Holding AS [6] | Holding company |
| Sweden | Kamewa Holding AB [5] | Holding company |
| Sweden | Rolls-Royce AB [7] | Manufacture of propeller systems |
| USA | Rolls-Royce Commercial Marine Inc. [4] | Aftermarket support services |
| USA | Rolls-Royce Naval Marine Inc. [4] | Design and manufacture of ship propellers |
| USA | Syncrolift Inc. [4] | Shiplift systems |
| **Energy** | | |
| Canada | Rolls-Royce Canada Limited [8] | Industrial gas turbines and aero engine sales, service and overhaul |
| India | Rolls-Royce Energy Systems India Private Limited [1] | Project management and customer support |
| Singapore | Rolls-Royce Pte Limited [1] | Engine and turbine compression systems, spares |
| USA | Rolls-Royce Energy Systems Inc. [4] | Turbine generator packages |
| **Financial services and corporate** | | |
| Canada | Rolls-Royce Holdings Canada Inc. | Holding company |
| Guernsey | Nightingale Insurance Limited [1] | Insurance services |
| USA | Rolls-Royce North America (USA) Holdings Co. [9] | Holding company |
| USA | Rolls-Royce North America Holdings Inc. [10] | Holding company |
| USA | Rolls-Royce Capital Inc. [11] | Financial services |

[1] The interests are held by Rolls-Royce Overseas Holdings Limited.
[2] The interest is held as follows: 49.5% Rolls-Royce Erste Beteiligungs GmbH, 50.5% Rolls-Royce Zweite Beteiligungs GmbH.
[3] The interest is held by Rolls-Royce Asset Management Inc.
[4] The interests are held by Rolls-Royce North America Ventures I Inc.
[5] The interests are held by Vinters International Limited.
[6] The interest is held by Rolls-Royce Marine AS.
[7] The interest is held by Kamewa Holding AB.
[8] The interest is held by Rolls-Royce Holdings Canada Inc.
[9] The interest is held by Rolls-Royce Overseas Investments Limited.
[10] The interest is held by Rolls-Royce North America (USA) Holdings Co.
[11] The interest is held by Rolls-Royce North America Ventures II Inc.

The above companies operate principally in the country of their incorporation.
The effective Group interest is 100%, other than Europea Microfusioni Aerospaziali S.p.A. which is 51%.

A list of all subsidiary undertakings will be included in the Company's annual return to Companies House.

# Principal joint ventures
at December 31, 2004

## Incorporated within the UK – held by subsidiary undertakings

| | Class | % of class held | % of total equity held |
|---|---|---|---|
| **Civil aerospace** | | | |
| TRT Limited | A Ordinary | — | 49.5 |
| Turbine blade repair services | B Ordinary | 100 | |
| Turbine Surface Technologies Limited | A Ordinary | — | 50 |
| Turbine surface coatings | B Ordinary | 100 | |
| **Defence** | | | |
| Airtanker Holdings Limited | Ordinary | 20 | 20 |
| Holding company | | | |
| Rolls-Royce Snecma Limited (UK & France) | A Shares | — | 50 |
| Engine collaboration | B Shares | 100 | |
| Rolls-Royce Turbomeca Limited (UK & France) | A Shares | — | 50 |
| Adour and RTM322 engines collaboration | B Shares | 100 | |
| Turbo-Union Limited (UK, Germany & Italy) | Ordinary | 40 | 40 |
| RB199 engine collaboration | A Shares | 37.5 | |
| **Energy** | | | |
| Genistics Holdings Limited | A Ordinary | 100 | 50 |
| Holding company of Genistics Limited | B Ordinary | — | |
| Rolls Wood Group (Repair and Overhauls) Limited | A Ordinary | 100 | 50 |
| Repair and overhaul | B Ordinary | — | |
| **Financial services and corporate** | | | |
| Alpha Partners Leasing Limited | A Ordinary | 100 | 50 |
| Engine leasing | B Ordinary | — | |

## Incorporated overseas – held by subsidiary undertakings

| | | Class | % of class held | % of total equity held |
|---|---|---|---|---|
| **Civil aerospace** | | | | |
| China | Xian XR Aero Components Co Limited<br>Manufacturing facility for aero-engine parts | Ordinary | 49 | 49 |
| Hong Kong | Hong Kong Aero Engine Services Limited [1]<br>Repair and overhaul | Ordinary | 45 | 45 |
| Israel | TechJet Aerofoils Limited [1]<br>Manufacture of compressor aerofoils | A Ordinary<br>B Ordinary | 50<br>50 | 50 |
| Saudi Arabia | Middle East Propulsion Company Limited [2]<br>Repair and overhaul | Ordinary | 16.7 | 16.7 |
| Singapore | International Engine Component Overhaul Pte Limited [1]<br>Repair and overhaul | Common | 50 | 50 |
| Singapore | Singapore Aero Engine Services Private Limited [1] (effective interest 39%)<br>Repair and overhaul | Ordinary | 30 | 30 |
| Spain | Industria de Turbo Propulsores SA<br>Manufacture and maintenance of aero engines | Ordinary | 46.9 | 46.9 |
| Switzerland | IAE International Aero Engines AG (UK, Germany, Japan & USA)<br>V2500 series engine collaboration | A Shares<br>B Shares<br>C Shares<br>D shares | 100<br>—<br>—<br>— | 32.5 |
| USA | Data Systems & Solutions, LLC [3]<br>Advanced controls and predictive data management | Partnership | 50 | — |
| USA | Texas Aero Engine Services, LLC [4]<br>Repair and overhaul | Partnership | 50 | — |
| USA | Williams-Rolls Inc. [5] (UK & North America)<br>Small engine collaboration | Common | 15 | 15 |

## **Principal joint ventures** continued

**Incorporated overseas – held by subsidiary undertakings** continued

| | | Class | % of class held | % of total equity held |
|---|---|---|---|---|
| **Defence** | | | | |
| Germany | EPI Europrop International GmbH (Germany) (effective interest 35.5%)<br>A400M engine collaboration | Ordinary | 28 | 28 |
| Germany | EUROJET Turbo GmbH (UK, Germany, Italy & Spain) (effective interest 39%)<br>EJ200 engine collaboration | Ordinary | 33 | 33 |
| Germany | MTU, Turbomeca, Rolls-Royce GmbH (UK, France & Germany)<br>MTR390 engine collaboration | Ordinary | 33.3 | 33.3 |
| **Financial services and corporate** | | | | |
| Isle of Man | Pembroke Group Limited [6] (Eire)<br>Aircraft leasing | Ordinary | 50 | 50 |
| USA | Alpha Leasing (US) LLC [7]<br>Engine leasing | Partnership | 50 | — |
| USA | Alpha Leasing (US) (No. 2) LLC [7]<br>Engine leasing | Partnership | 50 | — |
| USA | Exostar LLC [8]<br>B2B exchange | Partnership | 17.6 | — |
| USA | Rolls-Royce & Partners Finance (US) LLC [7]<br>Engine leasing | Partnership | 50 | — |

**Unincorporated overseas – held by subsidiary undertakings**

| | |
|---|---|
| **Civil aerospace** | |
| USA | Light Helicopter Turbine Engine Company (LHTEC)<br>Rolls-Royce Corporation has a 50% interest in this unincorporated partnership which was formed to develop and market jointly the T800 engine. |

[1] The interests are held by Rolls-Royce Overseas Holdings Limited.
[2] The interest is held by Middle East Equity Partners Limited.
[3] The partner is Rolls-Royce Control Systems Holdings Co.
[4] The partner is Rolls-Royce Engine Services Holdings Co.
[5] The interest is held by Rolls E.L. Turbofans Limited.
[6] The interest is held by Larten Limited.
[7] The partner is Rolls-Royce Finance Holdings Co.
[8] The partner is Rolls-Royce Investment Co.

The countries of principal operations are stated in brackets after the name of the company.

# Joint arrangements that are not entities
at December 31, 2004

**Held by subsidiary undertakings**

| | | Class | % of class held | % of total equity held |
|---|---|---|---|---|
| Jersey | RS Leasing Limited [1]<br>Aircraft leasing | A Ordinary<br>B Ordinary | 100<br>— | 50 |

[1] The interest is held by Rolls-Royce Leasing Limited.

# Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

i) select suitable accounting policies and then apply them consistently;
ii) make judgements and estimates that are reasonable and prudent;
iii) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
iv) prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

# Independent auditors' report
## to the members of Rolls-Royce Group plc

We have audited the financial statements on pages 52 to 85. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

**Respective responsibilities of directors and auditors**

The directors are responsible for preparing the Annual report and the directors' remuneration report. As described on this page, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement on pages 33 to 36 reflects the Company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual report, including the corporate governance statement and the unaudited part of the directors' remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

**Basis of audit opinion**

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

**Opinion**

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at December 31, 2004 and of the profit of the Group for the year then ended; and the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

**KPMG Audit Plc**
Chartered Accountants, Registered Auditor
**London**
February 9, 2005

# Group five year review
for the years ended December 31

| Profit and loss account | **2004 £m** | 2003 £m | 2002 £m | 2001 £m | 2000 £m |
|---|---|---|---|---|---|
| **Group turnover** | **5,939** | 5,645 | 5,788 | 6,328 | 5,864 |
| **Operating profit before exceptional items and net research and development** | **602** | 558 | 540 | 822 | 806 |
| Operating exceptional items | **—** | (54) | (75) | (230) | (145) |
| Research and development (net)* | **(282)** | (281) | (297) | (358) | (371) |
| **Group operating profit** | **320** | 223 | 168 | 234 | 290 |
| Share of operating profit of joint ventures | **49** | 52 | 66 | 82 | 76 |
| Non-operating and exceptional items | **7** | (5) | (22) | (5) | (77) |
| Net interest payable | **(70)** | (90) | (107) | (119) | (123) |
| **Profit on ordinary activities before taxation** | **306** | 180 | 105 | 192 | 166 |
| Taxation | **(101)** | (64) | (52) | (86) | (87) |
| **Profit on ordinary activities after taxation** | **205** | 116 | 53 | 106 | 79 |
| Equity minority interests in subsidiary undertakings | **(1)** | — | — | — | — |
| **Profit attributable to ordinary shareholders** | **204** | 116 | 53 | 106 | 79 |
| Dividends | **—** | (53) | (133) | (132) | (126) |
| **Transferred to/(from) reserves** | **204** | 63 | (80) | (26) | (47) |
| *Research and development (gross) | **(601)** | (619) | (590) | (636) | (604) |
| **Earnings per ordinary share:** | | | | | |
| Underlying | **14.50p** | 12.20p | 11.10p | 20.20p | 19.38p |
| Basic | **12.07p** | 7.04p | 3.29p | 6.67p | 5.07p |
| **Payments to shareholders per ordinary share** | **8.18p[1]** | 8.18p[1] | 8.18p | 8.18p | 8.00p |

[1] Including B Shares.

| Balance sheet | **2004 £m** | 2003 £m | 2002 £m | 2001 £m | 2000 £m |
|---|---|---|---|---|---|
| Fixed assets | **2,793** | 2,878 | 3,007 | 2,783 | 2,846 |
| Current assets | **4,979** | 4,536 | 4,289 | 4,551 | 4,000 |
| | **7,772** | 7,414 | 7,296 | 7,334 | 6,846 |
| Liabilities and provisions | **(5,465)** | (5,271) | (5,262) | (5,270) | (4,815) |
| | **2,307** | 2,143 | 2,034 | 2,064 | 2,031 |
| Share capital | **346** | 333 | 323 | 320 | 314 |
| Reserves | **1,957** | 1,807 | 1,709 | 1,742 | 1,716 |
| Equity shareholders' funds | **2,303** | 2,140 | 2,032 | 2,062 | 2,030 |
| Minority interests in subsidiary undertakings | **4** | 3 | 2 | 2 | 1 |
| | **2,307** | 2,143 | 2,034 | 2,064 | 2,031 |

Balance sheets for 2000 to 2003 have been restated for UITF 38 (see note 1).

| Cash flow | **2004 £m** | 2003 £m | 2002 £m | 2001 £m | 2000 £m |
|---|---|---|---|---|---|
| Cash inflow from operating activities | **640** | 673 | 611 | 418 | 479 |
| Interest, dividends and taxation | **(150)** | (176) | (222) | (147) | (162) |
| Capital expenditure and financial investment | **(219)** | (198) | (381) | (181) | (253) |
| Acquisitions and disposals | **14** | (16) | (20) | 79 | (53) |
| | **285** | 283 | (12) | 169 | 11 |
| Management of liquid resources | **(558)** | (90) | 217 | (162) | 324 |
| Financing | **274** | (17) | (81) | 113 | (360) |
| **Increase/(decrease) in cash in the year** | **1** | 176 | 124 | 120 | (25) |
| **Movement in net funds** | **243** | 272 | (94) | 189 | 4 |

Cash flows for 2000 to 2003 have been restated for UITF 38 (see note 1).

# Shareholder information

## Internet

The Annual report, Company announcements and other information are available on the Group's website at www.rolls-royce.com.

## Financial calendar

| | |
|---|---|
| Ex entitlement to B Shares | March 9, 2005 |
| Calculation period for Conversion Share Value for B Shares | March 9-15, 2005 |
| Record (qualifying) date for entitlement to B Shares | March 11, 2005 |
| Annual General Meeting, Platinum Conference Suite, ExCel, 1 Western Gateway, Royal Victoria Dock, London E16 1XL | 11.30am May 4, 2005 |
| Record (qualifying) date for B Share dividend | June 10, 2005 |
| Latest time and date for receipt of completed Redemption/Conversion Mandates for B Shares | 5pm June 3, 2005 |
| Despatch of cheques/ordinary share certificates/ B Share certificates following redemption/conversion of B Shares | July 4, 2005 |
| Press advertisement of 2005 interim results[1] | July 29, 2005 |
| Ex entitlement to B Shares | October 12, 2005 |
| Calculation period for Conversion Share Value for B Shares | October 12-18, 2005 |
| Record (qualifying) date for entitlement to B Shares | October 14, 2005 |
| Record (qualifying) date for B Share dividend | November 25, 2005 |
| Lastest time and date for receipt of completed Redemption/Conversion Mandates for B Shares | 5pm December 2, 2005 |
| Financial year end | December 31, 2005 |
| Despatch of cheques/ordinary share certificates/ B Share certificates following redemption/conversion of B Shares | January 4, 2006 |
| Press advertisement of 2005 preliminary results[1] | February, 2006 |
| 2005 Annual report published | March, 2006 |

[1] Preliminary and interim results are notified by press advertisements only.

## Shareholder information

If you have any queries on the following:

i) Transfer of shares
ii) Change of name or address
iii) Lost share certificates
iv) Lost or out of date dividend cheques
v) Death of a registered holder of shares
vi) B Share distributions

or any other query relating to Rolls-Royce Group plc shares, please write or telephone the Registrar at the following address:
Computershare Investor Services PLC
PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH
General helpline: 0870 702 0111
The Company operates a free-of-charge service for consolidating the individual shareholdings of immediate members of a family. Please ask the Registrar for details if you are interested.

## Low cost share dealing

Details of the low cost dealing service in the Company's shares may be obtained from Hoare Govett Corporate Finance Limited (tel 020 7678 8000). Hoare Govett Corporate Finance Limited is a member of the Securities and Futures Authority.

*You can obtain the current market price of the Company's shares on the* Group's website at www.rolls-royce.com or by viewing teletext or similar services.

## Electronic communications/Proxy voting

If you would like to receive future shareholder documentation electronically or wish to appoint a proxy electronically for this year's Annual General Meeting, please log onto the Investors section on the Group's website at www.rolls-royce.com to register.

## B Share information

| | | | | Share price on first day of trading | | CGT apportionment | |
|---|---|---|---|---|---|---|---|
| **B Share issues** | **B Shares per ordinary share** | **Conversion Share Value** | ***First day of trading*** | **Ordinary shares** | **B Shares** | **Ordinary shares** | **B Shares** |
| January 4, 2005 | 31.8 | 250p | January 5, 2005 | 244.625p | 0.0955p | 98.77% | 1.23% |
| June 25, 2004 | 50.0 | 212p | July 5, 2004 | 241.875p | 0.1130p | 97.72% | 2.28% |

| B Share dividends: calculation period | Dividend rate | Record date for B Share dividend | Payment date |
|---|---|---|---|
| Jan 1, 2005 to June 30, 2005 | 1.8433613% | June 10, 2005 | July 1, 2005 |
| July 1, 2004 to December 31, 2004 | 1.8890625% | November 26, 2004 | January 4, 2005 |

Copies of the Scheme Circular and 5.28(a) document, which contain more detailed information on B Shares, are available in the Investors section on the *Group's website at www.rolls-royce.com or on request from the Company or the Registrar. B Share helpline: 0870 703 0162.*

## *Analysis of ordinary shareholders at December 31, 2004*

| Number of shares | Number of shareholders | % of total shareholders | % of total shares |
|---|---|---|---|
| 1 – 150 | 91,722 | 31.34 | 0.66 |
| 151 – 500 | 157,997 | 53.99 | 2.40 |
| 501 – 10,000 | 40,953 | 13.99 | 4.12 |
| 10,001 – 100,000 | 1,280 | 0.44 | 2.00 |
| 100,001 – 1,000,000 | 513 | 0.18 | 10.42 |
| 1,000,001 and over | 183 | 0.06 | 80.40 |
| | 292,648 | 100.00 | 100.00 |

## ShareGift

In the UK, Rolls-Royce Group plc supports ShareGift, which is administered by the Orr MacKintosh Foundation (registered charity number 1052686) and which operates a charity share donation scheme for shareholders with small holdings of shares which may prove uneconomical to sell.

If you would like to use ShareGift or receive more information about the scheme, they can be contacted by visiting their website at www.sharegift.org.uk, or by writing to The Orr MacKintosh Foundation, 46 Grosvenor Street, London W1K 3HN.

The Company wishes to thank those 8,492 B Shareholders who elected to donate their B Share dividend payable in January 2005 to charity. This resulted in a payment of £2,133 being made to ShareGift.




Typeset by Charnwood Technic Art Limited
Designed by Radley Yeldar (London)
Printed by St Ives Burrups Limited
All photography by Rolls-Royce except:
P12 bottom left, Boeing; P14 right, Lockheed Martin; P15 left, BAE SYSTEMS


Rolls-Royce



**Rolls-Royce Group plc**
65 Buckingham Gate
London
SW1E 6AT

**www.rolls-royce.com**